PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152304

774,110 Shares

Common Stock

Monarch Financial Holdings, Inc. is a bank holding company that owns Monarch Bank and its subsidiaries. Monarch Bank, headquartered in Chesapeake, Virginia, is a commercial bank with $543.2 million in assets at March 31, 2008.

This prospectus relates to the public offering of up to 774,110 shares of our common stock, par value $5.00 per share, which may be sold from time to time by our selling security holders named in this prospectus. We issued the common stock to the selling shareholders named in this prospectus in two private placements. On June 6, 2008 we closed a private placement for 543,455 shares of common stock. On June 30, 2008 we closed a private placement for 230,655 shares of common stock.

The selling security holders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. We cannot assure you that the selling security holders will sell all or any portion of the shares offered in this prospectus.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

Our common stock is traded on the Nasdaq Capital Market under the symbol “MNRK”. On June 30, 2008, the closing price of our common stock was $10.19.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 4 before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

In addition, shares of our common stock are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is July 22, 2008

# MONARCH FINANCIAL HOLDINGS, INC.

MARYLAND
Baltimore
Washington, DC
DELAWARE
VIRGINIA
Richmond
CHESAPEAKE BAY
Virginia Beach
NORTH CAROLINA
Elizabeth City
Raleigh

Hampton
Newport News
Chesapeake Bay
Portsmouth
Norfolk
Virginia Beach
Chesapeake

**Legend:**

- Corporate Headquarters
- Monarch Bank Office
- OBX Bank Office
- Monarch Mortgage *and* Home Mortgage Solutions Offices
- Virginia Asset Group
- Monarch Capital

## Office Locations:

**Corporate Office**
1101 Executive Boulevard
Chesapeake, VA 23320

**Monarch Bank**

**Chesapeake**

*Great Bridge*
1034 Battlefield Boulevard South
Chesapeake, VA 23322

*Greenbrier*
750 Volvo Parkway
Chesapeake, VA 23320

*Norfolk*
Boush Street
150 Boush Street, Suite 100
Norfolk, VA 23510

*Ghent*
318 W. 21st Street
Norfolk, VA 23517

*Virginia Beach*
Kempsville
5225 Providence Road
Virginia Beach, VA 23464

*Lynnhaven*
100 Lynnhaven Parkway
Virginia Beach, VA 23452

*Oceanfront*
3701 Pacific Avenue
Virginia Beach, VA 23451

*Town Center*
4216 Virginia Beach Blvd
Virginia Beach, VA 23452

**Monarch Mortgage**

**Virginia**

*Virginia Beach*
2809 S. Lynnhaven Road, Suite 200
Virginia Beach, VA 23452

*Chesapeake*
750 Volvo Parkway
Chesapeake, VA 23320

*Norfolk*
320 W. 21st Street
Norfolk, VA 23517

**Maryland**

*College Park*
6321 Greenbelt Road Suite 102
Greenbelt, MD 20740

*Crofton*
2142 Priest Bridge Court, Suite 4
Crofton, MD 21114

*Rockville*
600 Jefferson Plaza, Suites 205 & 360
Rockville, MD 20852

*Waldorf*
Fitzgerald Financial
4 Industrial Park Drive, Suite E
Waldorf, MD 20602

**Delaware**

*Rehoboth Beach*
19606 Coastal Highway
Rehoboth Beach, DE 19971

**OBX Bank**
3708 Croatan Highway
Kitty Hawk, NC 27949

**Monarch Capital**
150 Boush Street, Suite 201
Norfolk, VA 23510

**Virginia Asset Group**
621 Lynnhaven Parkway, Suite 201
Virginia Beach, VA 23342

**Home Mortgage Solutions**
5943 Harbour Park Drive, Suite B
Midlothian, VA 23112

**Coastal Home Mortgage**
2101 Parks Avenue, Suite 101
Virginia Beach, VA 23451

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. Each selling shareholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock offered by this prospectus.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in the “Plan of Distribution”. You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information”. Under no circumstances should the delivery to you of this prospectus or any offering or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

In this prospectus, we frequently use the terms “we”, “our” and “us” to refer to Monarch Financial Holdings, Inc., Monarch Bank and other subsidiaries which we own. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 4.

In addition, the sources of the demographic information that we have included in our discussion of our market area in this prospectus include U.S. Census Bureau, Environmental Systems Research Institute, Inc., economic development authorities and chamber of commerce materials.

PROSPECTUS SUMMARY

This summary highlights information about Monarch Financial Holdings, Inc. and the offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus or otherwise incorporated by reference. You should carefully read the entire prospectus and other information incorporated by reference before making an investment decision, especially the information presented under the heading “Risk Factors”.

The Company

Monarch Financial Holdings, Inc. is a bank holding company headquartered in Chesapeake, Virginia engaged in commercial and consumer banking, investment and insurance sales, and mortgage origination and brokerage. We conduct our operations through our wholly-owned subsidiary, Monarch Bank, and its two wholly-owned subsidiaries, Monarch Investment, LLC and Monarch Capital, LLC. We also do business as OBX Bank, Monarch Mortgage, and under various names via joint ventures with other partners.

Monarch Bank serves the needs of local businesses, professionals, corporate executives and individuals in the South Hampton Roads area of Southeastern Virginia and Northeastern North Carolina. We have eight banking locations, three mortgage loan offices and one stand-alone investment/insurance office in the cities of Chesapeake, Virginia Beach and Norfolk, Virginia. We operate our ninth full service banking office under the name of “OBX Bank” in the Outer Banks region of northeastern North Carolina in the town of Kitty Hawk. We also operate eight additional mortgage offices outside of our primary market areas.

We offer a wide range of commercial and consumer credit, deposit, mortgage, cash management and private banking services. Through our subsidiaries, we provide full service investment services through licensed representatives as well as insurance, title insurance and commercial mortgage brokerage. Our company is a community oriented, locally owned and operated institution.

Business Strategy

Our overall strategic goal is to build the area’s top community-based financial services company. We plan to continue growing both our core banking business as well as our non-interest income lines of business. Specifically, we plan to:

Expand Monarch Bank. Our offices are located in the cities of Chesapeake, Virginia Beach and Norfolk, Virginia, and we are continuously looking for additional banking locations in these existing markets that will help support our loan and deposit growth goals. Logical extensions of our footprint include the cities of Suffolk, Portsmouth, Newport News and Hampton in the Hampton Roads region and in other adjacent markets to the Hampton Roads MSA.

Grow “OBX Bank”. In May 2007 we opened our first full-service banking office in Kitty Hawk, North Carolina under the name “OBX Bank, a Monarch Bank division”. While there have been a number of banks entering this growing market over the past 10 years, there is truly no local bank. All banks operating in the market have out-of-market headquarters and decision-making. Our market president and board of directors have deep local experience and connections and should provide OBX Bank with a competitive advantage. We are also building strong support among local business people and consumers, as well as reaching targeted non-residents with construction and mortgage loans. We believe we can effectively compete in the commercial, real estate, construction and mortgage markets, as well as in core deposit gathering and investment sales.

Grow Core Deposits at both Banks. Growing lower cost core deposits has been and will continue to be vital to funding our loan growth and preserving our net interest margin. We have been very successful in growing overall deposits to support our growth.

Grow Mortgage Banking. Our strategy involves building and maintaining sustainable revenue and net income sources other than banking spread income (difference between asset income and funding costs). Monarch Mortgage originates and sells permanent residential mortgage loans. As a mortgage lender, Monarch Mortgage underwrites mortgage loans for our clients to be sold in the secondary market or booked on our balance sheet. Operated as a division of Monarch Bank, it was formed in May 2007 as a result of reorganizing our mortgage operations to focus on growing this line of business.

Grow Other Non-Interest Income Lines of Business. In becoming a high-performance company, our strategy involves building and maintaining sustainable revenue and net income sources other than banking spread income (difference between asset income and funding costs). We have three companies other than Monarch Mortgage that generate non-interest income.

Monarch Capital, LLC, a wholly-owned subsidiary of Monarch Bank formed in 2004, provides commercial mortgage brokerage services in the placement of primarily long-term fixed-rate, non-recourse debt for the commercial, hospitality, and multi-family housing markets.

Virginia Asset Group, LLC, is a majority-owned joint venture formed in September 2006 with Mr. Darin Ely, president of the joint venture, and offers investment advisory services through licensed Investment Advisors and also sells specific lines of insurance.

Real Estate Security Agency, LLC, is a majority-owned joint venture formed in October 2007 that offers commercial and residential title insurance to our banking and mortgage clients.

Our goal is to provide a full array of products and services to our clients to meet their financial needs. These ancillary products and associated fees also add diversity to our revenue base and increase the overall profitability of our company.

Maintain a High Level of Risk Management. A focus on risk management within all of our lines of business is critical to our long-term success. All loans are reviewed and loan relationships that exceed $500,000 are approved by either multiple senior officers, a management loan committee or a board of directors’ loan committee based on the size of the loan relationship. All loans are underwritten to the highest standards as to quality, structure, and the related pricing. Loans are risk rated with those ratings periodically reviewed by an independent third-party loan review service and during our annual regulatory examinations.

Mortgage operations risks are managed daily though a senior manager at Monarch Mortgage dedicated to risk management. The manager has authority and oversight of underwriting and regulatory compliance, as well as our dedicated quality control staff. All correspondents and products are approved by our board of directors to ensure no inappropriate products with excessive risk are sold. All client rate lock commitments for sold loans are performed only with a rate lock commitment from our correspondents, eliminating any interest rate risk. Mortgage operations risks are also monitored through the oversight of Monarch Bank’s senior management team.

Our primary component of banking risk other than credit risk is interest rate risk, which we manage through our Asset/Liability Management Committee. This committee, composed of executive officers, is responsible for monitoring corporate financial performance, meeting liquidity requirements, establishing interest rate parameters, indices, and terms for loan and deposit products, assessing and evaluating the competitive rate environment, and monitoring and measuring interest rate risk. This committee reports their findings quarterly to our board of directors.

Our principal executive offices are located at 1101 Executive Boulevard, Chesapeake, Virginia 23320, and our telephone number is (757) 389-5112. Our primary internet address is www.monarchbank.com. The information contained on our website is not part of this prospectus.

The Offering

This prospectus covers the resale of up to 774,110 shares of our common stock. We issued and sold 774,110 shares of our common stock to the selling shareholders in two private placements. On June 6, 2008 we closed a private placement for 543,455 shares of common stock. On June 30, 2008 we closed a private placement for 230,655 shares of common stock. The summary below describes the principal terms of the offering. The “Description of Common Stock to be Registered” section of this prospectus contains a more detailed description of our common stock.

Issuer	Monarch Financial Holdings, Inc.

Selling Shareholders	The shares of our common stock to be offered and sold using this prospectus will be offered and sold by the selling shareholders named in this prospectus or in any supplement to this prospectus. See “Selling Shareholders”.

Securities Offered by Selling Shareholders	774,110 shares of common stock.

Shares Outstanding After this Offering	5,649,975 shares of common stock.

Registration Rights	Pursuant to a registration rights agreement that we entered into with each of the selling shareholders in connection with the private placements of the common stock, we have filed with the SEC a registration statement, of which this prospectus is a part. We are obligated under the registration rights agreement to use our reasonable best efforts to keep the registration statement effective until the earlier of (1) June 30, 2009, (2) the date on which the selling shareholders shall have sold all of the shares of common stock registered pursuant to the registration statement and (3) the first date as of which all of the shares of common stock registered pursuant to the registration statement may be sold without restriction pursuant to Rule 144 under the Securities Act. See “Description of Common Stock to be Registered — Registration Rights”.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock. See “Use of Proceeds” for a complete description.

Nasdaq Capital Market Symbol	MNRK

Risk Factors	Investing in our common stock involves investment risks. You should carefully review the information contained under “Risk Factors” beginning at page 4 before deciding to purchase shares of our common stock.

RISK FACTORS

An investment in our common stock involves risk, and you should not invest in our common stock unless you can afford to lose some or all of your investment. You should carefully read the risks described below before you decide to buy any of our common stock. Our business, prospects, financial condition and results of operations could be harmed by any of the following risks.

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

A key aspect of our business strategy is our continued growth and expansion. Our ability to continue to grow depends, in part, upon our ability to:

•	open new banking offices;

•	attract deposits to those locations; and

•	identify attractive loan and investment opportunities.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. Our ability to manage our growth successfully also will depend on whether we can maintain capital levels adequate to support our growth, maintain cost controls and asset quality and successfully integrate any new banking offices into our organization.

As we continue to implement our growth strategy by opening new banking offices, we expect to incur construction costs and increased personnel, occupancy and other operating expenses. We generally must absorb those higher expenses while we continue to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to grow could depress our earnings in the short run, even if we efficiently execute this growth.

Changes in interest rates may impact our net interest margin and profitability.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, monetary and fiscal policies, and economic conditions generally. From January 2001 to June 2004, the Federal Reserve’s Federal Open Market Committee (Federal Reserve) cut short-term interest rates 12 times. From June 2004 to June 2006, the Federal Reserve has increased short-term interest rates 17 times. Since September 2007 the Federal Reserve has cut short-term rates 9 times. Our net interest margin is negatively impacted when the Federal Reserve lowers rates and positively impacted when it increases rates due to our large portfolio of floating rate loans tied to the Wall Street Journal prime rate. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in Hampton Roads, Virginia. An economic downturn in our market area could cause any of the following consequences, each of which could adversely affect our business:

•	demand for our products and services could decline;

•	loan delinquencies may increase; and

•	problem assets and foreclosures may increase.

Additionally, the adverse consequences to us in the event of an economic downturn in our market could be compounded by the fact that the majority of our commercial and real estate loans are secured by real estate located in our market area. A significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral securing the loans would be diminished. In addition, many of our loans are dependent on the successful completion of real estate projects and the demand for the sale of homes, both of which could be adversely affected by a decline in the real estate markets.

Future economic conditions in our market will depend on factors outside of our control such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military and fiscal policies and inflation. Adverse changes in economic conditions in our market would likely impair our ability to collect loans and could otherwise have a negative effect on our financial condition.

If we experience greater loan losses than anticipated, it will have an adverse effect on our net income and our ability to fund our growth strategy.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected. We cannot assure you that our monitoring, procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the growth in our loan portfolio, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our earnings, which could have an adverse effect on our stock price.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a client-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our clients by our executive and senior lending officers. We have entered into employment agreements with several members of senior management. The existence of such agreements, however, does not necessarily ensure that we will be able to continue to retain their services. Other members of management do not currently have employment agreements to retain their services. The unexpected loss of key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We maintain key man life insurance policies on the following executives and officers in the following amounts: Mr. Rountree, $990,747; Mr. Schwartz, $986,290; and Mr. Crawford, $941,440. The proceeds from these policies are payable to us on death, net a payment of $100,000 to the deceased executive’s family. Mr. Rountree has been treated for the past 17 years for various types of cancer, and he continues treatment and monitoring.

Also, our anticipated growth and success, in large part, will be due to the services provided by our mortgage banking officers and the employees of our residential mortgage division. The loss of services of one or more of these persons could have a material adverse effect on our operations, and our business could suffer. Our mortgage loan originators are not a party to any employment agreement with us, and they could terminate their employment with us at any time and for any reason.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new client relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing clients if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Our profitability depends on our ability to manage our balance sheet to minimize the effects of interest rate fluctuation on our net interest margin.

Our results of operations depend on the stability of our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy and geo-political stability, are not predictable or controllable. In addition, the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits are heavily influenced by competitive factors. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin.

Our long-term goal is to maintain a relative neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings will be more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature or re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset sensitive or liability sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer, which will negatively impact our earnings. Based on our asset/liability position at March 31, 2008, a rise in interest rates would benefit our net interest income in the short term.

Our directors and executive officers own our common stock, and their interests may conflict with those of our other shareholders.

As of June 30, 2008, our directors and executive officers beneficially owned approximately 1,029,860 shares or 17.18% of our common stock. Accordingly, such persons will be in a position to exercise substantial influence over our affairs and may impede the acquisition of control by a third party. We cannot assure investors that the interests of our directors and executive officers will always align precisely with the interests of the other holders of our common stock.

We do not plan to pay cash dividends in the immediate, foreseeable future.

We do not expect to pay cash dividends on our common stock in the near future. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Virginia and federal banking regulations, our income and financial condition, tax considerations and general business conditions.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

The banking business is highly competitive, and we face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured state-chartered banks, national banks and federal savings institutions. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services. Some of these competitors are subject to similar regulation but have the advantages of larger established client bases, higher lending limits, no federal income or state franchise taxation, extensive branch networks, numerous ATMs, greater advertising-marketing budgets and other factors.

Competition in our target market area for loans to businesses, professionals and consumers is very strong. Most of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks and trust services that we cannot provide. Moreover, larger institutions operating in South Hampton Roads have access to borrowed funds at lower cost than is available to us. Several community banks are headquartered in our trade areas. Several regional and super-regional banks, as well as a number of large credit unions, also have banking offices in our market area. Competition among institutions for checking and saving deposits in the area is intense.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. As of March 31, 2008, $421.6 million, or 85.7% of our loans were secured by real estate (both residential and commercial). A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our clients’ ability to pay these loans, which in turn could negatively impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Our legal lending limit may limit our growth.

We are limited in the amount we can lend to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of March 31, 2008, we were able to lend approximately $7,500,000 to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. Our legal lending limit also impacts the efficiency of our lending operation because it tends to lower our average loan size, which means we have to generate a higher number of transactions to achieve the same portfolio volume. We can accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not efficient or always available. We may not be able to attract or maintain clients seeking larger loans or may not be able to sell participations in such loans on terms we consider favorable.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our clients relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult, and may be more affected by changes in estimates, and by losses exceeding estimates, than more seasoned portfolios. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material and adverse impact on our financial performance. Because of our growth strategy, we expect that our earnings will be negatively impacted by loan growth, which requires additions to our allowance for loan losses. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our growth strategy, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our ability to operate profitably may depend on our ability to implement various technologies into our operations.

The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, and internet-based banking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. If we are not able to afford such technologies, properly or timely anticipate or implement such technologies, or properly train our staff to use such technologies, our business, financial condition or operating results could be adversely affected.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those otherwise described in these “Risk Factors” and the following:

•	the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock and/or debt financing; and

•	investor perception of us and the industries in which we operate.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at new banking locations as well as investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

We may in the future issue additional stock, any or all of which will dilute your percentage ownership and, possibly, the value of your shares.

Our board of directors has the authority to issue all or part of any authorized but unissued common shares without prior shareholder approval and without allowing the shareholders the right to purchase their pro rata portion of such shares. This includes shares authorized to be issued under our stock and equity incentive plans. The issuance of any new common shares will dilute your percentage ownership and could dilute the value of your shares.

Our stock price could be adversely affected by the issuance of preferred stock.

Our board of directors is authorized to issue up to 2,000,000 shares of preferred stock with such dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges as our board of directors, in its sole discretion, may determine. The issuance of shares of preferred stock may result in a decrease in the value or market price of our common stock. Additionally, our board of directors could use the preferred stock to delay or discourage hostile bids for control of us in which shareholders may receive premiums for their common stock or to make the possible sale of our business or the removal of our management more difficult. The issuance of shares of preferred stock could adversely affect the voting and other rights of the holders of common stock and may depress the price of our common stock.

There is a limited trading market for our common stock; it may be difficult to sell our shares after you have purchased them.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “MNRK.” The volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price.

Our need to comply with extensive and complex government regulation could have an adverse effect on our business.

The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance funds maintained by the FDIC, not shareholders. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and us specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to reduce losses or operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future nor the impact those changes may have on our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

The costs of being a public company are proportionately higher for small companies like us due to the requirements of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to us. We expect to experience increasing compliance costs, including costs related to internal controls and the requirement that our auditors attest to and report on management’s assessment of our internal controls, as a result of SOX. The regulations are expected to fully apply to us in 2009. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

Our articles of incorporation and bylaws contain provisions that may be deemed to have the effect of discouraging or delaying uninvited attempts by third parties to gain control of us. These provisions include the division of our board of directors into classes with staggered terms, the ability of our board of directors to set the price, term and rights of, and to issue, one or more series of our preferred stock and the ability of our board of directors, in evaluating a proposed business combination or other fundamental change transaction, to consider the effect of the business combination on us and our shareholders, employees, customers and the communities which we serve. Similarly, the Virginia Stock Corporation Act contains provisions designed to protect Virginia corporations and employees from the adverse effects of hostile corporate takeovers. See “Description of Capital Stock.” These provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors. These provisions may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board of directors, to affect its policies generally and to benefit from actions which are opposed by the current board of directors.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of us. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management and on information available at the time these statements and disclosures were prepared.

This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this prospectus, and in the documents incorporated by reference in this prospectus, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, or other financial items, expectations regarding acquisitions, discussions of estimated future revenue enhancements, potential dispositions, and changes in interest rates. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity, and capital resources. The words “believe”, “anticipate”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, and similar terms and phrases identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a number of factors. Factors that may cause actual results to differ materially from those expected include the following:

•	our ability to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition;

•	our sensitivity to changes in interest rates, which may impact our net interest margin and profitability;

•	our dependence on economic conditions in our market area;

•	our ability to avoid greater loan losses than anticipated;

•	our reliance on our management team;

•	our dependence on our ability to attract and retain key personnel;

•	our ability to manage our balance sheet to minimize the effects of interest rate fluctuation on our net interest margin;

•	our ability to compete effectively in the highly competitive financial services industry;

•	our ability to avoid risks related to our concentration in loans secured by real estate;

•	our ability to implement various technologies into our operations;

•	our ability to obtain capital on terms that are favorable;

•	our need to comply with extensive and complex government regulation; and

•	other factors described in “Risk Factors” above.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling shareholders. We will not receive any proceeds from the resale of the common stock by the selling shareholders.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. The footnotes following the table indicate any position or office or any other material relationship a selling shareholder has held with us or any of our predecessors or affiliates within the past three years.

Name of Selling Shareholder	Shares of Common Stock Included in Prospectus	Beneficial Ownership Before Offering(1)	Percentage of Common Stock Before Offering(1)	Beneficial Ownership After Offering(2)	Percentage of Common Stock Owned After Offering(2)
Noble Darrow & Ann Darrow	81,082	92,466	1.64%	11,384	*
John W. Domanski & Diana Domanski	54,055	70,555	1.25%	16,500	*
Wayne C. Sawyer, Jr.	54,054	278,454	4.93%	224,400	3.97%
William H. Thumel	27,028	27,028	*	0	*
W. Michael Bryant	27,028	29,998	*	2,970	*
W. Sheppard Miller, III	10,811	14,045	*	3,234	*
Kitco Fiber Optics	16,217	16,217	*	0	*
Aubrey Eugene Loving	27,028	52,768	*	25,740	*
Jon S. Wheeler	27,028	27,028	*	0	*
Milan David Jester	25,000	25,000	*	0	*
McPhillips, Roberts & Deans, PLC 401(k) Profit Sharing Plan	43,240	43,240	*	0	*
Charles A. McFadden	13,513	13,513	*	0	*
Paul O. Hirschbiel, Jr.	10,811	10,811	*	0	*
A. Russell Kirk	10,811	10,811	*	0	*
Kurt Werth & Loria Werth	10,811	10,811	*	0	*
Robert Voogt	8,109	8,109	*	0	*
Ferris, Baker, Watts, Inc. C/F Daniel S. Fitzgerald Rollover IRA	21,622	21,622	*	0	*
Clearview IRA C/F Franklin Y. Geho	5,406	5,406	*	0	*
The Restated and Revocable Trust of Dwight C. Schaubach(3)	50,506	145,020	2.57%	94,514	1.67%
Elizabeth T. Patterson, IRA(3)	5,051	45,684	*	40,633	*
Donald H. Patterson, Jr., IRA(3)	5,050	45,097	*	40,047	*
Clearview IRA C/F William T. Morrison(3)	5,050	12,883	*	7,833	*
Darin M. Ely & Jennifer W. Ely(3)	2,526	8,021	*	5,495	*
Brad E. Schwartz & Angela Smith Schwartz(3)	1,011	38,591	*	37,580	*
William F. Rountree, Jr. & Virginia B. Rountree(3)	506	163,448	2.85%	162,942	2.85%
E. Neal Crawford(3)	101	30,149	*	30,048	*
Fortress Partners Banc Ventures I, L.P.	111,300	111,300	1.97%	0	*
Fortress Partners Banc Ventures II, L.P.	63,700	63,700	1.13%	0	*
Merrill Lynch, FBO NPN Gym, LLC	27,027	27,027	*	0	*
Vincent J. Mastracco, Jr.	27,028	38,908	*	11,880	*
Charles T. Saunders & Judith D. Saunders	400	400	*	0	*
Jennifer A. S. Pfitzner	200	200	*	0	*
David J. Benjack	1,000	1,000	*	0	*
TOTALS	774,110	1,489,310	26.4%	715,200	12.7%

*	Less than one percent.

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 5,647,175 as of June 30, 2008.

(2)	Assumes that all securities registered will be sold.

(3)	Selling shareholder is a member of the board of directors, is a member of senior management, or both. Mr. Schaubach is a member of the board of directors; Ms. Patterson is a member of the board of directors; Mr. Pat Patterson is the spouse of Ms. Patterson and resides at the same address; Mr. Morrison is a member of senior management; Mr. Ely is a member of senior management; Mr. Schwartz, Mr. Rountree, and Mr. Crawford are all members of senior management and also serve on the board of directors.

ACQUISITIONS BY SELLING SHAREHOLDERS

The following is a description of how each the selling shareholders acquired the shares to be sold in this offering:

On June 6, 2008 we closed a private offering of 543,455 shares of common stock for $5.1 million. Members of our board of directors and senior management, all of whom are accredited investors, purchased 69,801 shares in the June 6 private placement at $9.90 per share, the closing price of our common stock on June 6, 2008, which, in accordance with Nasdaq Capital Market guidelines on purchases by company insiders, is considered to be the market value of purchased shares. Other accredited investors purchased 473,654 shares at $9.25 per share, a discount to current market price that reflects the substantial restrictions on transferability placed on the newly issued shares.

We paid a commission of $179,701 to the placement agent for the June 6 private placement. The net proceeds of the June 6 private placement, after deducting commissions and expenses, were $4.9 million.

On June 30, 2008 we closed a private offering of 230,655 shares of common stock for $2.1 million. Accredited investors purchased the 230,655 shares at $9.25 per share, a discount to current market price that reflects the substantial restrictions on transferability placed on the newly issued shares.

We paid a commission of $138,681 to the placement agent for the June 30 private placement. The net proceeds of the June 30 private placement, after deducting commissions and expenses, were $2.0 million.

We will use the proceeds from these private placements for working capital and general corporate purposes, including supporting our growth initiatives.

All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of our company or executive officers of our company, and transfer was restricted by our company in accordance with the requirements of the Securities Act of 1933. All of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.

In connection with the offerings, we entered into a form of registration rights agreement with each of the investors in the June 6 private placement and the June 30 private placement. The registration rights agreements required in part that we prepare and file on or before September 1, 2008 a registration statement prepared in compliance with the Securities Act of 1933 and covering the shares of our common stock issued in these private placements.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	involving ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	involving block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	involving purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	involving an exchange distribution in accordance with the rules of the applicable exchange;

•	involving privately negotiated transactions;

•	involving short sales;

•	involving sales pursuant to Rule 144;

•	in connection with which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	involving a combination of any such methods of sale; and

•	involving any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement or amendment, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against certain liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling shareholders. We will receive no proceeds from the sale of shares of common stock in this offering.

MARKET FOR COMMON STOCK

Our common stock is listed on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market) under the symbol MNRK. The table below presents the high and low closing sales’ prices for our common stock for each completed quarter of 2006, 2007 and 2008 through June 30, 2008. Market values are shown per share and are based on the shares outstanding, on a split adjusted basis, for 2007 and 2006.

2008	High	Low
1st Quarter	$10.99	$9.10
2nd Quarter	$11.24	$9.25

2007	High	Low
1st Quarter	$14.84	$12.67
2nd Quarter	15.42	12.59
3rd Quarter	13.88	11.78
4th Quarter	15.00	9.25

2006	High	Low
1st Quarter	$13.93	$9.93
2nd Quarter	16.77	13.17
3rd Quarter	15.42	12.84
4th Quarter	15.42	13.17

The closing sales price for our common stock on June 30, 2008, as reported on the Nasdaq Capital Market, was $10.19 per share.

As of June 30, 2008, there were 2,065 shareholders of record and beneficial owners.

DIVIDEND POLICY

We have never declared a cash dividend on our common stock. The final determination of the timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our and our subsidiaries’ earnings, principally Monarch Bank, our financial condition and other factors, including general economic conditions and applicable governmental regulations and policies as discussed in “Supervision and Regulation” on page 78.

We are organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

We are a legal entity separate and distinct from our subsidiaries. Our ability to distribute cash dividends will depend primarily on the ability of Monarch Bank to pay dividends to us, and Monarch Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, Monarch Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, Monarch Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the Virginia Bureau of Financial Institutions have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the Virginia Bureau of Financial Institutions and the Federal Reserve have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. Monarch Bank may not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits as reported to the Federal Reserve.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. The Federal Reserve has indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2008, and as adjusted to reflect the private placement of 774,110 shares of our common stock.

	March 31, 2008
Shareholders’ Equity	Actual	As Adjusted
Common stock, par value $5.00 per share, authorized 20,000,000 shares; issued and outstanding at March 31, 2008 - 4,875,865; issued and outstanding pro forma - 5,649,975	$24,379,325	28,249,875
Capital surplus	4,836,738	7,752,349
Retained earnings	8,387,912	8,387,912
Accumulated other comprehensive loss, net	40,033	40,033

Total shareholders’ equity	$37,644,008	$44,430,169

SELECTED HISTORICAL FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited financial statements for each of the five years that ended December 31, 2007, 2006, 2005, 2004 and 2003 and unaudited financial statements for the three months ended March 31, 2008 and 2007. You should read the detailed information and the financial statements included elsewhere in the prospectus.

	At of For the Three Months Ended March 31,		At or For the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands, except ratios and per share amounts)
Balance Sheet Data:
Assets	$543,206	$409,478	$503,164	$407,720	$331,174	$226,858	$184,036
Loans, net of unearned	461,158	338,510	415,177	318,028	260,581	177,141	132,630
Deposits	468,934	318,265	389,704	314,113	273,073	171,376	143,104
Shareholders’ equity	37,644	35,437	36,548	34,009	29,796	21,103	20,112
Average shares outstanding, basic (1)	4,774	4,827	4,815	4,759	4,389	3,943	3,292
Average shares outstanding, diluted (1)	4,948	5,076	5,019	5,026	4,584	4,112	3,427
Results of Operations:
Interest Income	$7,593	$6,979	$30,752	$25,110	$15,527	$9,392	$7,576
Interest Expense	4,000	3,210	14,487	10,861	5,507	3,232	2,788
Net Interest Income	3,593	3,769	16,265	14,249	10,020	6,160	4,788
Provision for loan losses	395	143	976	559	915	305	205
Net interest income after provision for loan losses	3,198	3,626	15,289	13,690	9,105	5,855	4,583
Non-interest income	5,046	1,047	8,379	3,615	3,161	2,412	1,158
Securities gains (losses)	3	—	—	(29)	(11)	(16)	18
Non-interest expenses	6,763	3,319	18,812	11,870	9,088	7,113	5,050
Income before income taxes	1,484	1,354	4,856	5,406	3,167	1,138	709
Minority interests in subsidiary’s net (income) losses	(48)	(21)	(165)	6	—	(7)	(9)
Income tax expense	468	407	1,533	1,786	1,065	374	159
Net income	968	926	3,158	3,626	2,102	757	541
Per Share Data:
Net income, basic	$0.20	$0.19	$0.66	$0.76	$0.48	$0.19	$0.17
Net income, diluted	0.20	0.18	0.63	0.72	0.46	0.18	0.16
Book value at period end	7.72	7.24	7.57	7.02	6.30	5.33	5.13
Asset Quality Ratios:
Non-performing loans to period end loans	0.20%	0.00%	0.10%	0.03%	0.00%	0.00%	0.00%
Non-performing assets to total assets	0.17%	0.00%	0.08%	0.02%	0.00%	0.00%	0.00%
Allowance for loan losses to period-end loans	0.94%	1.00%	0.95%	1.01%	1.02%	1.01%	1.12%
Net Charge-offs (recoveries) to average loans	0.01%	0.00%	0.06%	0.03%	0.02%	0.00%	0.00%
Selected Ratios:
Return on average assets	0.77%	1.01%	0.76%	1.05%	0.82%	0.39%	0.34%
Return on average equity	10.49%	10.80%	8.86%	11.38%	8.14%	3.68%	3.32%
Efficiency ratio (2)	76.90%	69.00%	76.33%	66.55%	69.01%	83.13%	84.29%
Net interest margin (3)	3.23%	4.42%	4.25%	4.43%	4.15%	3.35%	3.24%
Tier 1 risk-based capital ratio	8.80%	11.82%	9.22%	12.18%	9.86%	9.92%	11.41%
Total risk-based capital ratio	9.64%	12.70%	10.05%	13.07%	10.74%	10.76%	12.25%

(1)	Amounts have been adjusted to reflect a 6 for 5 stock split in 2003, a 6 for 5 stock split in 2004, an 11 for 10 stock dividend in 2005, a 5 for 4 stock split in 2006, and a 6 for 5 split in 2007.

(2)	The efficiency ratio is a key performance indicator in our industry. We monitor this ratio in tandem with other key indicators for signals of potential trends that should be considered when making decisions regarding strategies related to such areas as asset liability management, business line development, and growth and expansion planning. The ratio is computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses. It is a measure of the relationship between operating expenses and earnings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Critical Accounting Policies” on page 46 for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion provides information about the major components of our results of operations and financial condition, liquidity and capital resources. This discussion analysis should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

We generate a significant amount of our income from the net interest income earned by Monarch Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Monarch Bank’s cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

We also generate income from non-interest sources. Non-interest income sources include bank related service charges, fee income from residential and commercial mortgage sales, fee income from the sale of investment and insurance services, income from bank owned life insurance policies, as well as gains or losses from the sale of investment securities.

RECENT EVENTS

On June 6, 2008 we closed a private offering of 543,455 shares of common stock for $5.1 million. Members of our board of directors and senior management, all of whom are accredited investors, purchased 69,801 shares in the June 6 private placement at $9.90 per share, the closing price of our common stock on June 6, 2008, which, in accordance with Nasdaq Capital Market guidelines on purchases by company insiders, is considered to be the market value of purchased shares. Other accredited investors purchased 473,654 shares at $9.25 per share, a discount to current market price that reflects the substantial restrictions on transferability placed on the newly issued shares.

We paid a commission of $179,701 to the placement agent for the June 6 private placement. The net proceeds of the June 6 private placement, after deducting commissions and expenses, were $4.9 million.

On June 30, 2008 we closed a private offering of 230,655 shares of common stock for $2.1 million. Accredited investors purchased the 230,655 shares at $9.25 per share, a discount to current market price that reflects the substantial restrictions on transferability placed on the newly issued shares.

We paid a commission of $138,681 to the placement agent for the June 30 private placement. The net proceeds of the June 30 private placement, after deducting commissions and expenses, were $2.0 million.

We will use the proceeds from these private placements for working capital and general corporate purposes, including supporting our growth initiatives.

ANALYSIS OF OPERATING RESULTS

NET INCOME

We reported net income of $968,201 for the three months ending March 31, 2008, compared to $926,388 for the same period in 2007, an increase of $41,813 or 4.5%. Net interest income decreased 4.7% or $176,829 to $3,592,856 during the first quarter of 2008, when compared to 2007. Noninterest income increased 382.3% to $5,048,719 during the three months ended March 31, 2008 when compared to $1,046,745 for the same period in 2007. Noninterest expenses totaled $6,762,642, an increase of $3,443,514, or 103.7% for the first quarter of 2008 compared to 2007. Basic and diluted earnings per share of common stock were $0.20 and $0.20 for the first quarter of 2008 compared to $0.19 and $0.18 for the same period in 2007.

We reported net income of $3,158,174 for the year ended December 31, 2007 compared to $3,626,458 and $2,101,831 for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2007, the basic and diluted earnings per share were $0.66 and $0.63, respectively. The basic and diluted earnings per share were $0.76 and $0.72 for December 31, 2006, and $0.48 and $0.46, respectively, for the year ended December 31, 2005.

Two important and commonly used measures of profitability are return on assets (net income as a percentage of average total assets) and return on shareholders’ equity (net income as a percentage of average common shareholders’ equity). Profitability as measured by our annualized return on average assets (ROA) was 0.77% compared to 1.01% for the three months ended March 31, 2008 and 2007, respectively. Our returns on average assets were 0.76%, 1.05% and 0.82% for the years ended December 31, 2007, 2006 and 2005, respectively. The annualized return on average equity was 10.49% for the first quarter of 2008 compared to 10.80% for the same period in 2007. The returns on average shareholders’ equity were 8.86%, 11.38% and 8.14% for the same time periods.

Despite the decline in net income for 2007, we continued to realize record performance in several areas. Net interest income for the year increased $2,016,128, or 14.1% compared to $14,249,761 in 2006, which was an increase of $4,229,823, or 42.2% over the 2005 total of $10,019,938. Margin compression due to declining rates in the 4th quarter of 2007 partially offset the significant growth in interest earning assets during the year. This compression represents a shift in the rate environment that had existed in both 2006 and 2005 when rates were on the rise. Non-interest income grew 133.7% or $4,793,301, to $8,379,059, compared to $3,585,758 in 2006 and $3,149,902 in 2005. Mortgage income increased $3,091,274, or 150.0% to $5,151,974 over the 2006 total of $2,060,700, which was almost level with the 2005 total of $2,062,095. The major contributor to non-interest income growth is our expansion of our mortgage division, Monarch Mortgage. Investment and insurance income increased $926,208 to $1,130,594, approximately 6 times the 2006 and 2005 income of $204,386 and $179,095, respectively. This growth is attributable to a full year of production activity from Virginia Asset Group, LLC, a majority owned subsidiary of Monarch Investment, LLC. The sale-leaseback of our Lynnhaven banking office in Virginia Beach contributed $586,234 to pre-tax non-interest income in 2007. Continued deposit growth resulted in a 25.4% or $234,804 increase in deposit related service charges for a 2007 total of $1,159,253, compared to $924,449 in 2006 and $826,948 in 2005.

Non-interest expenses associated with our expansion increased $6,942,813 or 58.5% for a total of $18,812,405, compared to $11,869,592 in 2006 and $9,087,911 in 2005. The majority of the increases were in salaries, benefits and occupancy expenses related to mortgage expansion. The net effect on 2007 pre-tax income was a decrease of 13.3%, or 720,681 to $4,691,483, when compared to $5,412,164 in 2006, which had increased 70.9%, or $2,245,249 over the pre-tax income of $3,166,915 in 2005.

NET INTEREST INCOME

Net interest income, our primary source of revenue, is the excess of interest income over interest expense. Net interest income is influenced by a number of factors, including the volume of interest-earning assets and interest-bearing liabilities, the mix of interest-earning assets and interest-bearing liabilities, the interest rates earned on earning assets, and the interest rates paid to obtain funding to support the assets. For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income tax savings on tax-exempt assets, such as bank owned life insurance and state and municipal securities. A tax rate of 34% was used in adjusting interest on bank owned life insurance, tax-exempt securities and loans to a fully taxable equivalent basis. The difference between rates earned on interest-earning assets (with an adjustment made to tax-exempt income to provide comparability with taxable income, i.e. the “FTE” adjustment) and the cost of the supporting funds is measured by the net interest margin.

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Net interest income was $3,592,856 for the first quarter of 2008, $176,829 or 4.7% below first quarter 2007, primarily due to funding cost growth outpacing the growth in interest income. Total interest and fees on loans, the largest component of net interest income, increased 9.4%, or $633,348 to $7,392,560 during the first quarter of 2008 compared to $6,759,212 for the same period in 2007 due to a 32.1% increase in loan volume.

Interest on investment securities continued to decline due to decreasing portfolio balances. Interest on federal funds sold and overnight funds also decreased. Interest on investment securities declined 25.9% to $119,535 in the first quarter 2008, compared to $161,253 for the same period in 2007 while our investment portfolio declined 28.0%, on average. A majority of the decline in the investment portfolio is due to maturities coupled with rate called securities. Interest on federal funds sold declined 31.2% to $3,500 for the first quarter of 2008 compared to $5,086 for the same period in 2007, in spite of a 3.7% increase in average outstandings due to lower interest rates in 2008.

Dividends on restricted equity securities were 63.5% higher in the first quarter of 2008, at $59,397 compared to $36,322 for the same period in 2007, as a result of higher balances of stock in the Federal Reserve and the Federal Home Loan Bank of Atlanta. Other interest income, which is primarily interest bearing deposits at the Federal Home Loan Bank, increased 4.5% to $18,090 for the first quarter of 2008 compared to $17,317 from the first quarter of 2007.

Interest expense on deposits increased $576,064 or 20.9% for the first quarter of 2008 compared to 2007. The increase in deposit expense is due to an increase in average outstanding, higher cost deposits arising from a shift in the deposit mix. Interest expense on borrowings totaled $666,537, a 47.5% increase for the first quarter of 2007. Increased borrowings were the result of consistently higher loan funding needs. We issued trust preferred subordinated debt in the third quarter of 2006 which provided a funding source for loans. Trust preferred interest expense for the first quarter of 2008 compared to 2007 decreased $11,558 or 6.6% to $162,536 due to lower Libor-based pricing for the period.

Year ended December 31, 2007 compared to year ended December 31, 2006 the year ended December 31, 2006 compared to 2005

Net interest income growth in 2007 is attributable to increased volume, while 2006 growth is attributable to increased volume coupled with higher rates. Declining rates in the later part of 2007 along with changes in product mix resulted in slower growth and a decline in net interest margin. The trends for 2007 are notably different from 2006 when rates climbed early in the year then stabilized, which coupled with volume resulted in stronger net interest income growth and a higher net interest margin. Net interest income increased 14.1% or $2,016,128 in 2007 to $16,265,889, when compared to $14,249,761 in 2006 which had increased 42.2% over the 2005 total of $10,019,938. We purchased bank owned life insurance in the amount of $6,000,000 in October 2005. The tax-exempt income from this transaction is included in earning assets, further enhancing net interest margin and spread.

Our balance sheet is asset-sensitive with a majority of our earning assets set to reprice within a one year time frame, with many of the loans repricing on a daily basis based on market indexes. This presented a challenge in 2007 when the Federal Reserve decreased the target funds rate 100 basis points between September and December. Interest earning assets repriced more rapidly than interest bearing deposits which represent 88.1% of total interest bearing liabilities, creating a timing difference between declines in interest earnings and cost. Prior to 2007, the Federal Reserve had been increasing the target federal funds rate. The increase in the target federal funds rate and the related effect on the prime lending rate and U.S. Treasury security rates had a positive impact on net interest income in both 2006 and 2005. The Wall Street Journal prime rate has moved in tandem with the changes in the federal funds rate. A majority of the loan portfolio is tied to the Wall Street Journal Prime rate, with 79.0% of all loans repricing due to maturity or contractual repricing (to the prime rate or another market index) in 2007.

The Fully Tax Equivalent-adjusted net interest margin is the primary measure used in evaluating the effectiveness of the management of earning assets and the liabilities funding those assets. The yield on interest earning assets increased to 7.96% in 2007 compared to 7.72% in 2006 and 6.42% in 2005. Funding costs on interest bearing deposits and short-term borrowings were 4.53% in 2007, 4.18% in 2006, and 2.95% in 2005. The net yield on earning assets was 4.25% in 2007, 4.43% in 2006, and 4.15% in 2005. Table 1 depicts interest income on average earning assets and related yields, as well as interest expense on average interest-bearing liabilities and related rates paid for the periods indicated.

Table 2 presents the dollar amount of changes in interest income and interest expense, and distinguishes between the changes related to increases or decreases in average outstanding balances of interest-earning assets and interest-bearing liabilities (volume), and the changes related to increases or decreases in average interest rates on such assets and liabilities (rate).

Net interest income was $16,265,889 in 2007, an increase of $2,016,128 over 2006. Total interest and fees on loans increased 26.3% to $29,871,135. The increase in interest and fees on loans, the major contributor to interest income, was due to significant loan growth. Interest income from all other interest earning assets declined as funds from maturing assets were redeployed to the higher yielding loans. Interest expense on deposits increased 24.2% or $2,404,628 to $12,336,289 in 2007. We moved our focus to funding asset growth through certificates of deposits as competition from the stock market drew on money market account balances. In addition, growth in non-interest bearing checking accounts slowed in the area of escrow accounts due to the decline in the housing market. Our 2007 interest expense on short-term borrowings increased $874,211, or 151.3% when compared to 2006.

During 2006, net interest income was $14,249,761, an increase of $4,229,823 or 42.2% compared to 2005. Total interest and fees on loans increased 61.1% to $23,651,179 and interest on investments increased 25.0% to 778,669. The increase in interest and fees on loans, the major contributor to interest income, was due to rising rates coupled with growth in rate sensitive balances. Interest expense on deposits for 2006 increased 98.5% to $9,931,661 as we focused on offering attractive rates for money market accounts as part of a growth funding strategy. The increase in non-interest bearing checking accounts in the deposit mix also contributed to the improved net interest margin in 2006. Our 2006 interest expense on short-term borrowings increased $74,593, or 14.8% when compared to 2005. Total interest income growth significantly outpaced interest expense further benefiting net interest income. In July 2006, we issued trust preferred subordinated debt in the amount of $10,000,000, which is included in short-term borrowings. Interest on the trust preferred subordinated debt is calculated on a LIBOR-indexed rate, which adjusts, and is payable, quarterly.

Table 1 - NET INTEREST INCOME ANALYSIS

The following is an analysis of net interest income, on a taxable equivalent basis.

	For Periods Ended March 31,
	2008			2007
	Average Balance	Income/ Expense	Yield Rate(1)	Average Balance	Income/ Expense	Yield Rate(1)
ASSETS
Securities, at amortized cost
Taxable	$11,053,013	$119,535	4.35%	$15,344,155	$161,253	4.26%

Total securities	11,053,013	119,535	4.35%	15,344,155	161,253	4.26%
Loans, net	434,163,803	7,392,560	6.85%	328,697,139	6,759,212	8.34%
Federal funds sold	409,836	3,500	3.43%	394,997	5,086	5.22%
Dividend-earning restricted equity securities	4,270,533	59,397	5.59%	2,598,882	36,322	5.67%
Deposits in other banks	2,241,375	18,090	3.25%	1,321,184	17,317	5.32%
Bank owned life insurance (2)	6,567,805	89,917	5.51%	6,321,563	92,425	5.93%

Total earning assets	458,706,365	7,682,999	6.74%	354,677,920	7,071,615	8.09%

Less: Allowance for loan losses	(3,987,509)			(3,276,789)
Total nonearning assets	61,428,529			19,626,262

Total assets	$516,147,385			$371,027,393

LIABILITIES and SHAREHOLDERS’ EQUITY
Interest-bearing deposits:
Checking	$13,680,678	$25,346	0.75%	$9,695,337	$7,062	0.30%
Regular savings	5,468,450	7,680	0.56%	6,401,288	9,552	0.61%
Money market savings	136,323,229	1,132,611	3.34%	145,094,331	1,650,481	4.61%
Certificates of deposit
$100,000 and over	99,766,275	1,167,543	4.71%	43,170,531	541,265	5.08%
Under $100,000	87,060,151	1,000,509	4.62%	47,763,624	549,265	4.66%

Total interest-bearing deposits	342,298,783	3,333,689	3.92%	252,125,111	2,757,625	4.44%
Borrowings	60,810,457	666,537	4.41%	30,758,951	451,880	5.96%

Total interest-bearing liabilities	403,109,240	$4,000,226	3.99%	282,884,062	$3,209,505	4.60%
Noninterest-bearing liabilities
Demand deposits	60,715,469			51,226,688
Other noninterest-bearing liabilities	15,199,725			2,148,166

Total liabilities	479,024,434			336,258,916
Shareholders’ equity	37,122,951			34,768,477

Total liabilities and stockholders’ equity	$516,147,385			$371,027,393

Net interest income (2)		$3,682,773			$3,862,110

Interest rate spread (2)(3)			2.75%			3.49%

Net interest margin (2)(4)			3.23%			4.42%

(1)	Yields are annualized and based on average daily balances.

(2)	Income and yields are reported on a taxable equivalent basis assuming a federal tax rate of 34%, with a 30,572 adjustment for 2008 and a $31,425 adjustment for 2007.

(3)	Represents the differences between the yield on total average earning assets and the cost of total interest-bearing liabilities.

(4)	Represents the ratio of net interest-earnings to the average balance of interest-earning assets.

Table 1 - NET INTEREST INCOME ANALYSIS

The following is an analysis of net interest income, on a taxable equivalent basis.

	2007			2006			2005 (1)
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets
Loans:
Commercial	$156,567	$12,798	8.17%	$116,782	$9,336	7.99%	$76,393	$5,293	6.93%
Mortgage	139,038	11,527	8.29%	116,425	9,739	8.37%	97,842	6,693	6.84%
Consumer	70,022	5,546	7.92%	58,462	4,576	7.83%	44,452	2,699	6.07%

Total loans	365,627	29,871	8.17%	291,669	23,651	8.11%	218,687	14,685	6.72%

Securities:
Federal agencies	10,043	439	4.37%	11,404	436	3.82%	7,780	225	2.89%
Mortgage-backed	1,380	56	4.06%	4,950	252	5.09%	7,140	290	4.06%
State and municipal	—	—	0.00%	281	13	4.63%	683	30	4.39%
Other securities	2,091	76	3.63%	2,137	77	3.60%	2,147	79	3.68%

Total securities	13,514	571	4.23%	18,772	778	4.14%	17,750	624	3.52%

Restricted stock and deposits in other banks	5,524	310	5.61%	13,325	681	5.11%	5,563	219	3.94%

Bank owned life insurance	6,417	374	5.83%	6,171	365	5.91%	1,354	84	6.20%
Total interest-earning assets	391,082	31,126	7.96%	329,937	25,475	7.72%	243,354	15,612	6.42%

Less: Allowance for loan losses	(3,546)			(3,177)			(2,177)
Other non-earning assets	26,844			18,047			15,882

Total assets	$414,380			$344,807			$257,059

Liabilities and Shareholders’ Equity
Deposits:
Demand	$10,549	25	0.24%	$9,561	20	0.21%	$9,855	25	0.25%
Money market	144,964	6,363	4.39%	154,176	6,837	4.43%	69,229	2,194	3.17%
Savings	5,982	35	0.59%	7,751	49	0.63%	13,323	90	0.68%
Time	120,352	5,913	4.91%	70,217	3,026	4.31%	77,986	2,695	3.46%

Total deposits	281,847	12,336	4.38%	241,705	9,932	4.11%	170,393	5,004	2.94%
Other borrowings	37,927	2,150	5.67%	17,995	928	5.16%	16,368	503	3.07%

Total interest-bearing liabilities	319,774	14,486	4.53%	259,700	10,860	4.18%	186,761	5,507	2.95%

Demand deposits	58,104			51,685			42,958
Other liabilities	861			1,550			1,430
Shareholders’ equity	35,641			31,872			25,910

Total liabilities and Shareholders’ equity	$414,380			$344,807			$257,059

Interest rate spread			3.43%			3.54%			3.47%

Net yield on earning assets			4.25%			4.43%			4.15%

Reconcilement to GAAP
Net interest income tax equivalent		16,640			14,615			10,104
Less: Taxable equivalent adjustment		127			124			27
Less: BOLI interest income		247			241			57

		$16,266			$14,250			$10,020

1.	Commercial loans were restated to exclude loans held for sale.

Table 2 - Changes in Net Interest Income (Rate/Volume Analysis)

Net interest income is the product of the volume of average earning assets and the average rates earned, less the volume of average interest-bearing liabilities and the average rates paid. The portion of change relating to both rate and volume is allocated to each of the rate and volume changes based on the relative change in each category. The following table analyzes the changes in both rate and volume components of net interest income on a taxable equivalent basis.

(in thousands)

	For the Three Months Ended March 31, 2008 vs 2007				For the Years Ended December 31,
				2007 vs 2006			2006 vs 2005
	Interest Increase (Decrease)	Change Attributable to		Interest Increase (Decrease)	Change Attributable to		Interest Increase (Decrease)	Change Attributable to

		Rate	Volume		Rate	Volume		Rate	Volume
Interest income
Loans:
Commercial	$737	$(325)	$1,062	$3,462	$214	$3,248	$4,043	$1,201	$2,842
Mortgage	(187)	(570)	383	1,788	(87)	1,875	3,046	1,644	1,402
Consumer	83	(382)	465	970	55	915	1,877	898	979

Total loans	633	(1,277)	1,910	6,220	182	6,038	8,966	3,743	5,223

Securities:
Federal agencies	(29)	6	(35)	3	58	(55)	211	86	125
Mortgage-backed	(11)	(0)	(11)	(196)	(43)	(153)	(38)	63	(101)
State and municipal	—	—	—	(13)	(6)	(7)	(16)	2	(18)
Other securities	(1)	0	(1)	(1)	1	(2)	(2)	(2)	(0)

Total securities	(41)	6	(47)	(207)	10	(217)	155	149	6

Deposits in other banks	24	(7)	31	(371)	61	(432)	430	68	362
Bank owned life insurance	(3)	(7)	4	6	(4)	10	185	(3)	188

Total interest income	$613	$(1,285)	$1,898	$5,648	$249	$5,399	$9,736	$3,957	$5,779

Interest expense
Deposits:
Demand	$18	$14	$4	$5	$3	$2	$(5)	$(4)	$(1)
Money market	(519)	(424)	(95)	(474)	(69)	(405)	4,643	1,140	3,503
Savings	(2)	(1)	(1)	(14)	(3)	(11)	(41)	(5)	(36)
Time	1,079	(35)	1,114	2,887	473	2,414	331	619	(288)

Total deposits	576	(446)	1,022	2,404	404	2,000	4,928	1,750	3,178
Other borrowings and repurchase agreements	214	(139)	353	1,221	99	1,122	426	379	47

Total interest expense	790	(585)	1,375	3,625	503	3,122	5,354	2,129	3,225

Net interest income	$(177)	$(700)	$523	$2,023	$(254)	$2,277	$4,382	$1,828	$2,554

MARKET RISK MANAGEMENT

Management has spent a great deal of time focusing on the management of the balance sheet to maximize net interest income. Our primary component of market risk is interest rate volatility. Our primary objectives for managing interest rate volatility is to identify opportunities to maximize net interest income while ensuring adequate liquidity and carefully managing interest rate risk. The Asset/Liability Management Committee, which is composed of executive officers, is responsible for:

•	Monitoring corporate financial performance;

•	Meeting liquidity requirements;

•	Establishing interest rate parameters, indices, and terms for loan and deposit products;

•	Assessing and evaluating the competitive rate environment;

•	Monitoring and measuring interest rate risk.

Interest rate risk refers to the exposure of our earnings and market value of portfolio equity to changes in interest rates. The magnitude of the change in earnings and market value of portfolio equity resulting from interest rate changes is impacted by the time remaining to maturity on fixed-rate obligations, the contractual ability to adjust rates prior to maturity, competition, and the general level of interest rates and customer actions.

There are several common sources of interest rate risk that must be effectively managed if there is to be minimal impact on our earnings and capital. Repricing risk arises largely from timing differences in the pricing of assets and liabilities. Reinvestment risk refers to the reinvestment of cash flows from interest payments and maturing assets at lower or higher rates. Basis risk exists when different yield curves or pricing indices do not change at precisely the same time or in the same magnitude such that assets and liabilities with the same maturity are not all affected equally. Yield curve risk refers to unequal movements in interest rates across a full range of maturities.

In determining the appropriate level of interest rate risk, the Asset/Liability Management Committee reviews the changes in net interest income and market value of portfolio equity given various changes in interest rates. We also consider the most likely interest rate scenarios, local economics, liquidity needs, business strategies, and other factors in determining the appropriate levels of interest rate risk. To effectively measure and manage interest rate risk, simulation analysis is used to determine the impact on net interest income and market value of portfolio equity from changes in interest rates.

Interest rate sensitivity analysis presents the amount of assets and liabilities that are estimated to reprice through specified periods if there are no changes in balance sheet mix. The interest rate sensitivity analysis in Table 3 reflects our assets and liabilities on March 31, 2008 and December 31, 2007 that will either be repriced in accordance with market rates, mature or are estimated to mature early or prepay within the periods indicated (in thousands). This is a one-day position that is continually changing and is not necessarily indicative of our position at any other time. Interest-bearing demand deposits and Money Market balances are considered interest sensitive for 50% of the outstanding balances. Management believes this structure makes for a more accurate and meaningful view of our interest sensitivity position.

As illustrated in the table, we are asset-sensitive, primarily due to our adjustable rate loan portfolio. The majority of these loans is indexed to the Wall Street Journal Prime rate and can adjust either daily or monthly. To match this, we have also kept the maturities of most of our borrowings short, either maturing or repricing within one month. We also attempt to match longer term assets with certificates of deposit with terms of three to five years.

TABLE 3 - INTEREST RATE SENSITIVITY ANALYSIS

	March 31, 2008
	3 Months or Less	> 3 Months to 1 Year	> 1 Year to 3 Years	> 3 Years to 5 Years	> 5 Years	Total

Interest sensitive assets:
Interest bearing deposits and Federal funds sold	$704	$—	$—	$—	$—	$704
Securities	376	3,977	1,545	2,588	1,088	9,574
Loans	321,878	17,444	38,636	67,332	15,868	461,158
Bank Owned Life Insurance	—	—	—	—	6,603	6,603

Total interest sensitive assets	322,958	21,421	40,181	69,920	23,559	478,039

Interest sensitive liabilities:
NOW and savings deposits	13,883	—	—	—	13,884	27,767
Money market deposits	66,721	—	—	—	66,722	133,443
Time deposits	133,469	96,013	7,101	1,157	—	237,740
Other borrowings	1,434	75	20,200	10,200	1,250	33,159

Total interest sensitive liabilities	215,507	96,088	27,301	11,357	81,856	432,109

Interest sensitivity gap	$107,451	$(74,667)	$12,880	$58,563	$(58,297)	$45,930

Cumulative interest sensitivity gap	$107,451	$32,784	$45,664	$104,227	$45,930

Percentage cumulative gap to total interest sensitive assets	22.5%	6.9%	9.6%	21.8%	9.6%

	December 31, 2007
Interest sensitive assets:
Interest bearing deposits and Federal funds sold	$1,056	$—	$—	$—	$—	$1,056
Securities	20,845	4,554	2,524	1,523	1,513	30,959
Loans	320,992	9,987	16,235	55,233	16,706	419,153
Bank Owned Life Insurance	—	—	—	—	6,544	6,544

Total interest sensitive assets	342,893	14,541	18,759	56,756	24,763	457,712

Interest sensitive liabilities:
NOW and savings deposits	8,270	—	—	—	8,269	16,539
Money market deposits	68,513	—	—	—	68,512	137,025
Time deposits	60,025	101,943	6,989	1,105	—	170,062
Other borrowings	41,781	75	20,200	10,200	1,275	73,531

Total interest sensitive liabilities	178,589	102,018	27,189	11,305	78,056	397,157

Interest sensitivity gap	$164,304	$(87,477)	$(8,430)	$45,451	$(53,293)	$60,555

Cumulative interest sensitivity gap	$164,304	$76,827	$68,397	$113,848	$60,555

Percentage cumulative gap to total interest sensitive assets	35.9%	16.8%	14.9%	24.9%	13.2%

Because of inherent limitations in interest rate sensitivity analysis, the Asset/Liability Management Committee uses more sophisticated interest rate risk measurement techniques. Simulation analysis is used to subject the current repricing conditions to rising and falling interest rates in increments and decrements of 1%, 2% and 3% to determine how net interest income changes for the next twelve months. This committee also measures the effects of changes in interest rates on market value of portfolio equity by discounting future cash flows of deposits and loans using new rates at which deposits and loans would be made to similar depositors and borrowers. Market value changes in the investment portfolio are estimated by discounting future cash flows and using duration analysis. Loan and investment security prepayments are estimated using current market information. Table 4 shows the estimated impact of changes in interest rates up and down 1%, 2% and 3% on net interest income and on market value of portfolio equity as of March 31, 2008 and December 31, 2007 (in thousands).

The projected changes in net interest income and market value of portfolio equity to changes in interest rates at March 31, 2008 were in compliance with established policy guidelines. These projected changes in the market value of portfolio equity model are based on numerous assumptions of growth and changes in the mix of assets or liabilities.

The positive gap in the interest rate sensitivity analysis indicates that our net interest income would rise if rates increase and fall if rates decline. The simulation analysis presents a more accurate picture since certain rate indices that affect liabilities do not change with the same magnitude over the same period of time as changes in the prime rate or other indices that reprice loans and investment securities. The projected changes in net interest income at March 31, 2008 were in compliance of established policy guidelines. The projected changes in net interest income at December 31, 2007, were outside of compliance of established policy guidelines in the 1% and 2% scenarios but were compliant in the 3% scenarios. Our asset sensitivity, noted previously, coupled with the steep decline in Wall Street Prime have resulted in mismatched funding that results in shorter-term noncompliance. Management continues to focus on compliance through the tightening of lending guidelines and the establishment of floors for certain products.

TABLE 4 - CHANGE IN NET INTEREST INCOME AND MARKET VALUE OF PORTFOLIO EQUITY

	March 31, 2008
Change in Interest Rates(1)	Changes in Net Interest Income (2)		Changes in Market Value of Portfolio Equity (3)
	Amount	Percent	Amount	Percent
Up 3%	$1,072	6.47%	$785	1.70%
Up 2%	1,036	6.25	975	1.33
Up 1%	535	3.23	923	1.26
Down 1%	(577)	(3.48)	(1,560)	(2.13)
Down 2%	(1,197)	(7.22)	(2,444)	(3.34)
Down 3%	(1,235)	(7.45)	(3,534)	(4.83)

	December 31, 2007
Change in Interest Rates(1)	Changes in Net Interest Income (2)		Changes in Market Value of Portfolio Equity (3)
	Amount	Percent	Amount	Percent
Up 3%	$2,286	10.63%	$1,322	1.82%
Up 2%	2,444	11.36	1,314	1.81
Up 1%	1,495	6.95	1,006	1.38
Down 1%	(1,533)	(7.13)	(1,044)	(1.43)
Down 2%	(2,600)	(12.09)	(1,776)	(2.44)
Down 3%	(2,433)	(11.31)	(2,530)	(3.48)

(1)	The Bank’s simulation model makes assumptions including the slope and timing of rate increases, the rates that drive certain financial instruments, prepayment assumption, etc.

(2)	Represents the difference between estimated net interest income for the next 12 months in the current rate environment.

(3)	Represents the difference between market value of portfolio equity in the current interest rate environment.

NON-INTEREST INCOME

The following table summarizes our non-interest income for the periods indicated.

TABLE 5 - NON-INTEREST INCOME

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2008	2007	2007	2006	2005
Mortgage banking revenue	$4,325,346	$460,547	$5,151,974	$2,060,700	$2,062,095
Investment and insurance commissions	287,358	245,365	1,130,594	204,386	179,095
Service charges and fees	329,054	249,839	1,159,253	924,449	826,948
Gain (loss) on sale of investment securities	3,146	—	—	(29,139)	(10,841)
Gain on sale of assets	—	—	586,234	—	—
Bank owned life insurance	59,345	61,000	246,513	240,603	56,548
Other	44,470	29,994	104,491	184,759	36,057

	$5,048,719	$1,046,745	$8,379,059	$3,585,758	$3,149,902

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Total noninterest income was $5,048,719 for the first quarter of 2008, an increase of $4,001,974 or 382.3%, compared to $1,046,745 for the same period in 2007. This significant increase is due to a change in management focus with regard to our expansion of the mortgage operations.

Gross mortgage banking income from Monarch Mortgage and our commercial mortgage banking subsidiary, Monarch Capital, LLC, increased $3,864,799 or 839.2% to $4,325,346 for the first quarter of 2008 compared to 2007. In the first half of 2007 our mortgage operations consisted of a small group of mortgage lenders utilizing an outside company for mortgage processing. In June 2007 management undertook a significant expansion of mortgage operations, which included an in-house processing center and a full service multi-branch mortgage operation, under the name Monarch Mortgage. The newly expanded, Monarch Mortgage closed 572 loans totaling $154,603,656 in the first quarter of 2008 compared to pre-expansion closings of 76 loans totaling $15,260,240 for the same period in 2007.

Service charges and fees on deposit accounts totaled $329,054 for the first quarter of 2008, which represents a quarterly increase of 31.7% over the same period in 2007. The primary components in this increase were deposit account growth and ATM transaction fees. We have an agreement with a third-party vendor to brand ATMs in Food Lion grocery stores in southeast Virginia and northeast North Carolina. In return for supplying the cash for the machines and paying the machines’ cash servicing fees, we receive a portion of the transaction surcharge and our customers can withdraw cash from the machines without a fee or transaction surcharge. A portion of the ATM fee increase was also due to fees generated at our 9 ATMs located at the banking center sites. The third-party vendor relationship plus our 9 office ATMs, creates a network that now includes over 50 active branded ATMs.

Investment and insurance commissions were $287,358 for the first three months of 2008 compared to $245,365 for the same period in 2007. On October 1, 2006, we formed a subsidiary called Virginia Asset Group, LLC, with an investment broker to sell insurance and non-deposit investment products. We have a 51% ownership in Virginia Asset Group.

Other noninterest income increased $12,821, or 14.1% to $103,815, not including security gains, in the first quarter of 2008 compared to $90,994 in 2007. A large component of other noninterest income is bank owned life insurance, which is included in the net interest income calculation for yield analysis. We purchased $6.0 million in bank owned life insurance during the fourth quarter of 2005. The income from bank owned life insurance, which is not subject to tax, was $59,345 in the first quarter of 2008 compared to $61,000 for the same period in 2007. The tax-effective income earnings are $89,917 for the first three months of 2008 compared to $92,425 for the same period in 2007. In the first quarter of 2008 security gains totaled $3,146 due to rate calls with no security losses to report. There were no security gains or losses in the first three months of 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006 and year ended December 31, 2006 compared to December 31, 2005

Non-interest income totaled $8,379,059 in 2007 compared to $3,585,758 and $3,149,902 in 2006 and 2005, respectively. This represents a 2007 increase of 133.7% or $4,793,301, over 2006 compared to a 13.8% or $435,856 increase from 2005 to 2006. The major components of non-interest income in 2007 were mortgage banking revenue, investment and insurance commissions, service charges on deposits and a gain on the sale of assets. This compares to 2006 and 2005 when the major income contributors were mortgage banking revenue, service charges on deposit accounts, earnings on bank owned life insurance and securities gains and losses.

Mortgage banking income, which represents fees from originating and selling residential mortgage loans as well as commercial mortgages, through our newly reorganized division, Monarch Mortgage and our subsidiary, Monarch Capital, LLC, more than doubled between 2007 and 2006. Mortgage banking income was $5,151,974 in 2007 compared to $2,060,700 in 2006 and $2,062,095 in 2005. Our second quarter move to reorganize and expand our mortgage banking operations and to bring mortgage loan processing back in-house has resulted in a significant increase in loan volume despite the downturn in the mortgage industry. The number of loans closed in 2007 was 826 compared to 301 in 2006 and 409 in 2005. The dollar volume closed in 2007 was $196,916,302 compared to $67,299,157 and $81,455,166 in 2006 and 2005, respectively.

Investment and insurance commissions grew significantly in 2007 to $1,130,594, when compared to $204,386 in 2006 and $179,095 in 2005. This growth is the result of a full-year’s operation of Virginia Asset Group, LLC, a 51% owned subsidiary of our wholly owned subsidiary, Monarch Investment, LLC. Virginia Asset Group was the year’s top producer for BI Investments, LLC, the broker-dealer in which Monarch Investment, LLC has an ownership interest.

In 2007, service charges continued to grow with deposits. The fees charged in connection with our overdraft/NSF program, which allows retail clients to overdraw their accounts without the negative stigma associated with a returned check, also increased. This program was initiated in 2004 with broad customer acceptance. Service charges on deposit accounts were $1,159,253 in 2007 compared to $924,449 and $826,948 in 2006 and 2005, respectively. As noted above, the primary reason for the increase was deposit growth coupled with our overdraft/NSF program, which began in 2004. Service charge pricing on deposit accounts is typically reevaluated annually to reflect current costs and competition.

In 2007 we entered into a sale-leaseback agreement on our Lynnhaven banking office that resulted in a total gain of $1,406,038. In compliance with GAAP, $817,257 of that gain was deferred and will be amortized over the life of the lease. The reportable gain of $588,781 has been included in non-interest income for 2007.

There were no security gains or losses included in income for 2007. Securities losses of $29,139 in 2006 and $10,841 in 2005 were due to the sale of lower yielding investment securities. In 2006 management sold mortgage-backed securities that were lower yielding. In 2005 management sold our low yielding, tax-exempt municipal securities.

Other income totaled $351,004 in 2007, $425,362 in 2006 and $92,605 in 2005. We purchased $6,000,000 in bank owned life insurance in October 2005 that resulted in income and commissions of $246,513 in 2007, $240,603 in 2006 and $56,548 in 2005. Additionally, in 2006 other income included a one time gain from early repayment on a Federal Home Loan Bank borrowing in the amount of $138,000.

NON-INTEREST EXPENSE

The following table summarizes our non-interest expense for the periods indicated.

TABLE 6 - NON-INTEREST EXPENSE

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2008	2007	2007	2006	2005
Salaries and employee benefits	$4,605,422	$2,008,312	$12,483,022	$7,018,828	$5,314,087
Occupancy expenses	490,776	279,948	1,386,630	1,016,671	662,960
Furniture and equipment expense	297,590	147,207	802,203	533,215	401,224
Professional fees	90,040	61,058	410,575	270,052	147,465
Data processing services	167,375	153,951	628,839	562,684	481,023
Stationary and supplies	98,946	61,709	340,591	203,971	186,094
Loan origination expenses	467,509	127,628	725,655	443,635	389,557
Virginia Franchise Tax	28,284	96,170	268,495	322,041	208,667
Advertising and marketing expense	59,796	53,709	297,877	323,212	234,802
Other	456,904	329,436	1,468,518	1,175,283	1,062,032

	$6,762,642	$3,319,128	$18,812,405	$11,869,592	$9,087,911

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Total noninterest expenses for the first quarter of 2008 were $6,762,642, an increase of $3,443,514, or 103.7%, compared to $3,319,128 for the same period in 2007. Salaries and employee benefits were $4,605,422 for the first quarter of 2008, an increase of $2,597,110 or 129.3% over the 2007 total of $2,008,312. The majority of this increase was related to personnel growth at Monarch Mortgage. With our expansion of mortgage operations and into other markets, the number of full-time equivalent employees has risen to 259 at March 31, 2008 compared to 118 for the same period in 2007. Secondary increases are attributable to the following factors: 1) an increase in occupancy plus furniture and equipment expenses of $361,211 related to the additional banking and mortgage offices; 2) an increase in loan origination expense of $339,881 related to increased production by Monarch Mortgage; 3) a $37,237 growth-related increase in stationary and supplies; 4) a $28,982 increase in legal and accounting fees; 5) a reduction of $67,886 in bank franchise fees related to timing differences of payments; and 5) an increase of $146,979 in other expenses related to overall growth.

Year ended December 31, 2007 compared to year ended December 31, 2006 and year ended December 31, 2006 compared to December 31, 2005

Non-interest expense for 2007 was $18,812,405, compared to $11,869,592 and $9,087,911 for 2006 and 2005, respectively. Non-interest expense includes salaries, health insurance and other employee benefits, occupancy and equipment expense, loan origination expenses, data processing expenses, Virginia state franchise taxes and other expenses.

In all periods presented, the majority of the increase in expense growth was due to increased staffing and higher benefits costs. Total salaries and benefits expense for 2007 was $12,483,022, or 77.9% higher than the 2006 total of $7,018,828. Salaries and benefits for 2006 increased 32.1% or $1,704,741 over $5,314,087 in 2005. In 2007, expansion in mortgage operations as-well-as increases related to two additional banking offices, additional lenders and support staffing has more than doubled the number of our employees. Continued organic growth, in the form of additional banking office staffing, commercial lenders and operational support staff has been the source of salaries and benefits increases in all years presented. In addition, higher production related incentives, and higher health insurance costs and other benefits such as social security taxes, Medicare taxes, and 401k contribution expenses have contributed to the increase.

Occupancy plus furniture and fixture expense increased 41.2% or $638,947 in 2007 for a total of $2,188,833 compared to the 2006 total of $1,549,886. 2006 occupancy plus furniture and fixture expense increased 45.6% or $485,702, over the 2005 total of $1,064,184. In 2007, we opened a banking office in Virginia Beach, opened a banking office in Kitty Hawk, NC, and added six mortgage offices, two in Virginia Beach and four in Maryland. In 2006, we added an office in Norfolk, an operations center and relocated our Chesapeake mortgage headquarters. In addition, we had a full year of expense in 2007 and 2006 for the offices added during 2006 and 2005, respectively.

Loan origination expenses increased to $725,655 or 63.6% in 2007, compared to $443,635 in 2006. The 2006 increase was 13.9% over 2005 expenses of $389,557. These expenses relate to both mortgage operations and bank related lending activities. Loan origination expenses increase with growth in loan volume. In 2007 a larger portion of the increase can be tied to the substantial growth in the number of loans originated by our mortgage division.

Data processing increased 11.8% to $628,839 in 2007 compared to $562,684 in 2006, which was 17.0% higher than the 2005 expense of $481,023. Many of our data processing costs are based on the number of accounts serviced and the volume of transactions processed by our service providers. These costs rose as the number of deposit accounts and loans increased.

Advertising expense decreased in 2007 with the hiring of an in-house marketing person, which moved some marketing expense to salaries and benefits. 2006 advertising expense increased over 2005 as we focused on a branding marketing campaign. Virginia Franchise Tax, which is based on a bank’s capital, decreased in 2007 due to how this expense is accrued. Higher taxes in 2006 were related to increases in capital with the issuance of trust preferred subordinated debt and in 2005 due to the sale of additional equity capital.

Management continues to focus on controlling overhead expenses in relation to income growth. The efficiency ratio, a productivity measure used to determine how well non-interest expense is managed, was 76.33% in 2007, compared to 66.55%, in 2006, and 69.01% in 2005. The “Bank only” efficiency ratio was 68.00% in 2007, compared to 64.50% in 2006, and 66.75% in 2005. A lower efficiency ratio indicates more favorable expense efficiency. The efficiency ratio is calculated by dividing non-interest expense by the sum of taxable equivalent net interest income and non-interest income.

INCOME TAXES

The income tax provision was $468,200 for the first quarter of 2008 compared to $407,484 for the prior year. The effective tax rate for the first quarter of 2008 was 32.6%, compared to 30.5% for the same period in 2007.

We recognized federal income tax expense of $1,533,309 resulting in an effective tax rate of 32.7% in 2007. During 2006, we recognized federal income tax expense of $1,785,706 resulting in an effective tax rate of 33.0% and in 2005, we recognized federal income tax expense of $1,065,084 resulting in an effective tax rate of 33.6%. The major difference between the statutory rate and the effective rate results from income that is not taxable for Federal income tax purposes. The primary non-taxable income is that of state and municipal securities or loans and bank owned life insurance.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

GENERAL

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Total assets increased 8.0% to $543,206,355 at March 31, 2008 when compared to assets of $503,163,771 at December 31, 2007. On an annual basis total assets increased 32.7% at March 31, 2008 when compared to assets of $409,477,705 at March 31, 2007. Total loans as of March 31, 2008 were $461.2 million, an increase of $42.0 million, or 10.0%, from $419.2 million at year-end 2007. On an annual basis total loans increased $122.6 million, or 36.2%, from $338.5 million in March 2007. Mortgages held for sale were $30.5 million, an increase of $11.7 million from $18.8 million at December 31, 2007, and on an annual basis mortgages held for sale increased $29.3 million from $1.2 million at March 31, 2007 primarily due to increased volume at our mortgage division. Investment securities were $9.6 million at March 31, 2008, compared to $31.0 million at year-end 2007. On an annual basis, investments securities decreased $22.9 million, or 70.5% over March 31, 2007. Cash and cash equivalents were $18.0 million, an increase of $8.5 million, or 90.3% from $9.4 million at December 31, 2007.

Deposits increased $79.2 million, or 20.3%, during the three months ended March 31, 2008. On an annualized basis deposits increased $150.7 million or 47.3%. Noninterest-bearing demand deposit accounts increased $3.9 million to $69.9 million, a 5.9% increase over December 31, 2007 and $11.0 million on an annual basis when compared to March 31, 2007. During the first quarter of 2008, we began offering several new interest-bearing demand deposit products. As a result, interest-bearing demand deposits increased to $22.0 million, a

96.7% or $11.0 million increase over $11.0 million at December 31, 2007. Interest-bearing demand deposits are included in interest-bearing deposits which totaled $398.9 million at March 31, 2008, compared to $323.6 million at year-end 2007. Money market deposits and certificates of deposits are the major categories of our interest-bearing deposits.

Money market accounts, which are attractive to more rate sensitive depositors due to their higher relative yield coupled with accessibility, tend to be adversely impacted by declining rates and positive trends in the stock market. Therefore, recent activity in the stock market coupled with declining rates has resulted in declining money market balances. Money market deposits declined $3.6 million to $133.4 million in March 2008 compared to $137.0 million at December 31, 2007. On an annual basis, money market deposits declined $13.8 million from $147.2 million at March 31, 2007. Due to loan growth and the funding needs of a growing mortgage operation, we have moved to heavier reliance on certificates of deposits as a funding source. Certificates of deposits have increased to $237.7 million, an increase of $67.7 million, or 39.8% over December 31, 2007 and $141.3 million, or 146.4% over $96.5 million at March 31, 2007. The majority of this growth has been in the form of out-of-market brokered certificates of deposits which can be obtained in a short period of time on a larger scale than in-market organic growth. We have also found this source of deposits to be both efficient and cost effective.

Shareholders’ equity was $37.6 million at March 31, 2008, compared to $36.5 million at December 31, 2007. Components of the change in shareholders’ equity include net income of $968,201, change to net unrealized gains from net unrealized losses on available-for-sale securities totaling $56,894, and stock based compensation totaling $70,417.

Year ended December 31, 2007 compared to year ended December 31, 2006 and year ended December 31, 2006 compared to December 31, 2005

Our total assets at year-end 2007 were $503.1 million, an increase of $95.4 million from $407.7 million at year-end 2006. Net loans outstanding at year-end 2007 were $415.1 million, an increase of $97.1 million from $318.0 million at year-end 2006. The primary source of asset growth in 2007 has been in the loan portfolio and loans held for sale, which are loans originated for the secondary market by Monarch Mortgage, which have closed but not yet been sold to the investor.

Total liabilities grew 24.9% to $466.6 million at December 31, 2007, when compared to $373.7 million at December 31, 2006. Total deposits increased $75.6 million or 24.1% during 2007. Total deposits were $389.7 million and $314.1 million at December 31, 2007 and 2006, respectively. Other borrowings increased $15.5 million to help support asset growth. Total shareholders’ equity was $36.5 million at December 31, 2007, compared to $34.0 million at December 31, 2006.

SECURITIES

The securities portfolio consists primarily of securities for which an active market exists. Our policy is to invest primarily in securities of the U.S. Government and its agencies and in other high grade fixed income securities to minimize credit risk. The securities portfolio plays a role in the management of interest rate sensitivity and generates additional interest income. In addition, the portfolio serves as a source of liquidity and is used to meet collateral requirements.

The securities portfolio consists of two components, securities held-to-maturity and securities available-for-sale. Securities are classified as held-to-maturity based on management’s intent and our ability, at the time of purchase, to hold such securities to maturity. These securities are carried at amortized cost. Securities which may be sold in response to changes in market interest rates, changes in securities’ prepayment risk, increases in loan demand, general liquidity needs, and other similar factors are classified as available-for-sale and are carried at estimated fair value.

TABLE 7 - SECURITIES PORTFOLIO

	As of March 31,		As of December 31,
	2008	2007	2007	2006	2005
Securities available-for-sale, at fair value:
U.S. government agency obligations	$5,319	$5,676	$5,819	$6,642	$5,830
Mortgage-backed securities	978	1,227	1,034	2,799	5,885
Corporate debt securities	1,785	2,020	2,021	2,014	2,042
Taxable municipal securities	—	—	—	—	553

	$8,082	$8,923	$8,874	$11,455	$14,310

Securities held-to-maturity, at cost:
U.S. government agency obligations	$1,492	$23,579	$22,085	$38,574	$22,089

Total Securities Portfolio	$9,574	$32,502	$30,959	$50,029	$36,399

At March 31, 2008, total investment securities were $9.6 million, compared to $32.5 million at March 31, 2007. At year-end 2007, total investment securities were $31.0 million, compared to $50.0 million at year-end 2006. Excluding securities of U.S. agencies, neither the aggregate book value nor the aggregate market value of the securities of any issuer exceeded ten percent of our shareholders’ equity. Additional information on our investment securities portfolio is in Note 2 to our Financial Statements for the year ended December 31, 2007 (included as an exhibit in this Form S-1).

We had a net unrealized gain of $59,099 related to the available-for-sale investment portfolio at March 31, 2008 compared to a net unrealized loss of $174,042 for the same period in 2007. As of December 31, 2007, there was a net unrealized loss of $27,104 related to the available-for-sale investment portfolio compared to $170,734 at year-end 2006.

The market value of securities held-to-maturity at March 31, 2008 was $33,017 over book and $1,400 over book at March 31, 2007. The market value of securities held-to-maturity at December 31, 2007 was $4,321 over the book value and $18,706 under the book value in 2006.

The following table sets forth the estimated maturities of securities, based on current performance. Contractual maturities may be different.

TABLE 8 - ESTIMATED MATURITIES OF SECURITIES HELD AS OF PERIOD INDICATED

	March 31, 2008
	1 Year or Less	1 to 5 Years	5 to 10 Years	Over 10 Years	Total

	(Dollars In thousands)
US Agency Securities:
Amortized cost	$3,196	$3,540	$—	$—	$6,736
Fair value	$3,226	$3,618	—	—	$6,844
Weighted average yield	4.56%	4.64%	—	—	4.60%
Mortgage Backed Securities and Collateralized Mortgage Obligations:
Amortized cost	$—	$—	$547	$427	$974
Fair value	$—	$—	$556	$422	$978
Weighted average yield	—	—	4.23%	4.36%	4.29%
Other Securities:
Amortized cost	$767	$538	$500	$—	$1,805
Fair value	$764	$535	$486	$—	$1,785
Weighted average yield	2.99%	4.30%	4.15%	—	3.70%
Total Securities:
Amortized cost	$3,963	$4,078	$1,047	$427	$9,515
Fair value	$3,990	$4,153	$1,042	$422	$9,607
Weighted average yield	4.25%	4.59%	4.19%	4.36%	4.39%

	December 31, 2007
US Agency Securities:
Amortized cost	$24,394	$3,483	$—	$—	$27,877
Fair value	$24,377	$3,531	—	—	$27,908
Weighted average yield	4.17%	4.94%	—	—	4.26%
Mortgage Backed Securities and Collateralized Mortgage Obligations:
Amortized cost	$—	$—	$588	$454	$1,042
Fair value	$—	$—	$586	$448	$1,034
Weighted average yield	—	—	4.24%	4.42%	4.32%
Other Securities:
Amortized cost	$1,024	$543	$500	$—	$2,067
Fair value	$1,010	$532	$479	$—	$2,021
Weighted average yield	2.99%	4.30%	4.15%	—	3.61%
Total Securities:
Amortized cost	$25,418	$4,026	$1,088	$454	$30,986
Fair value	$25,387	$4,063	$1,065	$448	$30,963
Weighted average yield	4.12%	4.85%	4.20%	4.42%	4.22%

LOAN PORTFOLIO

Our lending activities are our principal source of income. Total loans as of March 31, 2008 were $461.2 million, an increase of $42.0 million, or 10.0%, from $419.2 million at year-end 2007. On an annual basis total loans increased $122.6 million, or 36.2%, from $338.5 million in March 2007. Loans, net of unearned income, increased $97.9 million or 30.5% during 2007. Loans held for sale were $30.5 million, an increase of $11.7 million from $18.8 million at December 31, 2007, and on an annual basis mortgages held for sale increased $29.3 million from $1.2 million at March 31, 2007 primarily due to increased volume at our mortgage division. Loans held for sale are loans originated for the secondary market by Monarch Mortgage that have closed but not funded increased $18.2 million to $18.8 million on December 31, 2007 compared to $606,400 on December 31, 2006. This notable increase was due to the restructuring of our mortgage division, Monarch Mortgage, which has resulted in a significant increase in both the number and dollar amount of loans originated monthly.

Loans are detailed in Table 9 (in thousands) classified by type. The shift in loans as of March 31, 2008 among categories as compared to previous periods is due to a complete portfolio analysis performed by us from April to June 2008. Classifications of many loans in the past had relied on purpose codes and general ledger classifications which underestimated the loans reported that were secured by real estate. Every loan was reviewed with all codes verified and new codes assigned if necessary to better define the purpose and collateral of each loan, and to provide management with better portfolio reporting tools. The majority of the reclassification was for business purpose loans that had previously been reported as commercial and industrial which are now reported as loans secured by nonfarm, nonresidential real estate properties, as well as construction and land development loans. Due to the complexity of the change it was not possible to restate previous periods. Overall, the growth in loans reported as secured by real estate is positive, as traditional default rates and losses on loans secured by only business assets are higher than those secured by real estate.

Interest income on consumer, commercial, and real estate mortgage loans was computed on the principal balance outstanding. Most variable rate loans carry an interest rate tied to the Wall Street Journal Prime Rate, as published in the Wall Street Journal. We do not participate in highly leveraged lending transactions, as defined by the regulators and there are no loans of this nature recorded in the loan portfolio. We have no foreign loans in our portfolio. At December 31, 2007, we had loan concentrations (loans to borrowers engaged in similar activities) which exceeded 10% of total loans in several areas. These areas of concentration are to borrowers who are principally engaged in the acquisition, development and construction of 1-4 single family homes and developments, commercial real estate loans and to residential home owners with equity lines.

TABLE 9 - LOANS

	March 31,		December 31,
	2008	2007	2007	2006	2005	2004	2003
Real estate loans:
Construction and land development	$120,499	$51,312	$72,858	$55,121	$58,765	$31,941	$25,617
Secured by 1-4 family residential properties	143,814	127,425	146,189	116,419	76,344	52,556	31,466
Secured by multi-family (5 or more) residential properties	7,407	5,484	8,766	4,234	3,017	1,778	1,811
Secured by nonfarm, nonresidential properties	119,332	52,584	54,581	50,915	30,622	36,158	43,489
Commercial and industrial loans	66,568	98,497	133,120	91,152	89,412	51,729	29,164
Consumer loans	3,472	3,156	3,567	3,349	5,025	4,756	2,558
Deposit overdrafts	66	52	72	73	81	27	25

Loans - net of unearned income	$461,158	$338,510	$419,153	$321,263	$263,266	$178,945	$134,130

TABLE 10 - LOAN MATURITIES

	At March 31, 2008
	Due within one year		Due after one year but within five years		Due after five years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Loans:
Construction and land development	$101,146	5.50%	$15,663	5.86%	$3,690	7.14%	$120,499	5.60%
Secured by 1-4 family residential properties	44,402	5.89%	25,710	6.93%	73,702	5.93%	143,814	6.04%
Secured by multi-family (5 or more) residential properties	4,008	5.79%	3,399	7.50%	—	0.00%	7,407	6.60%
Secured by nonfarm, nonresidential properties	41,977	5.62%	64,609	7.09%	12,746	6.96%	119,332	6.56%
Commercial and industrial	40,743	5.66%	23,261	6.99%	2,564	6.86%	66,568	6.20%
Consumer loans	1,223	6.67%	1,782	11.40%	467	7.89%	3,472	9.31%
Deposit overdrafts / lines	—	0.00%	27	15.41%	39	19.89%	66	18.56%

Total	$233,499	5.63%	$134,451	6.97%	$93,208	6.16%	$461,158	6.12%

	At December 31, 2007
	Due within one year		Due after one year but within five years		Due after five years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Loans:
Construction and land development	$58,566	7.58%	$14,221	7.57%	$71	7.50%	$72,858	7.58%
Secured by 1-4 family residential properties	56,094	7.60%	26,359	7.48%	63,736	7.23%	146,189	7.42%
Secured by multi-family (5 or more) residential properties	3,847	7.80%	4,919	7.77%	—	0.00%	8,766	7.78%
Secured by nonfarm, nonresidential properties	25,185	7.47%	21,902	7.41%	7,494	7.06%	54,581	7.39%
Commercial and industrial	59,056	7.47%	60,887	7.52%	13,177	7.49%	133,120	7.49%
Consumer loans	1,521	8.11%	1,551	11.14%	495	8.10%	3,567	9.43%
Deposit overdrafts / lines	32	8.15%	14	16.50%	26	20.28%	72	14.50%

Total	$204,301	7.55%	$129,853	7.55%	$84,999	7.26%	$419,153	7.49%

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The allowance for loan losses is to provide for losses inherent in the loan portfolio. Our management has responsibility for determining the level of the allowance for loan losses, subject to review by our board of directors. Among other factors, management on a quarterly basis considers our historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, non-performing credits, including impaired loans and our risk-rating-based loan “Watch” list, and national and local economic conditions.

The economy of our trade area is strong and well diversified. There are additional risks of future loan losses that cannot be precisely quantified or attributed to particular loans or classes of loans. Since those factors include general economic trends as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The sum of these elements is management’s recommended level for the allowance. The unallocated portion of the allowance is based on loss factors that cannot be associated with specific loans or loan categories. These factors include management’s subjective evaluation of such conditions as credit quality trends, collateral values, portfolio concentrations, specific industry conditions in the regional economy, regulatory examination results, external audit and loan review findings and recent loss experiences in particular portfolio segments. The unallocated portion of the allowance for losses reflects management’s attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of credit losses.

We have developed a methodology to determine an allowance to absorb probable loan losses inherent in the portfolio based on evaluations of the collectibility of loans, historical loss experience, peer bank loss experience, delinquency trends, economic conditions, portfolio composition and specific loss estimates for loans considered substandard or doubtful. All commercial and commercial real estate loans that exhibit probable or observed credit weaknesses are subject to individual review. Based on management’s evaluation, estimated loan loss allowances are assigned to the individual loans which present a greater risk of loan loss. If necessary, reserves would be allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral and other sources of cash flow. Any reserves for impaired loans are measured based on the present rate or fair value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. A composite allowance factor that considers our and other peer bank loss experience ratios, delinquency trends, economic conditions, and portfolio composition are applied to the total of commercial and commercial real estate loans not specifically evaluated.

The remaining loan loss allowance is allocated to the remaining loans on an overall portfolio basis based on industry and or historical loss experience. The allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Homogenous loans, such as consumer installment, residential mortgage loans, and home equity loans, are not individually reviewed and are generally risk graded at the same levels. The risk grade and reserves are established for each homogenous pool of loans based on the expected net charge offs from a current trend in delinquencies, losses or historical experience and general economic conditions. We have no material delinquencies in these types of loans, and have not, since inception, had a trend or an indication of a trend that would guide us in expected material losses in these types of homogenous pools of loans.

While we believe we have sufficient allowance for our existing portfolio, there can be no assurances that an additional allowance for losses on existing loans may not be necessary in the future. The allowance for loan losses totaled $4,325,000 and $3,378,000 at March 31, 2008 and March 31, 2007, respectively. The ratio of the allowance for loan losses to total loans outstanding at March 31, 2008 and 2007 was 0.94% and 1.00%, respectively.

The allowance for loan losses totaled $3,976,000 at December 31, 2007, an increase of 22.9% over December 31, 2006. The ratio of the allowance to loans, less unearned income, was 0.95% at December 31, 2007 and 1.01% at December 31, 2006. The allowance to loans ratio is supported by the level of non-performing loans, the seasoning of the loan portfolio, and the growing experience of the lending staff in the market. Management believes that the allowance for loan losses is adequate to absorb any inherent losses on existing loans in our loan portfolio at December 31, 2007. See Note 4 to our Financial Statements for the year ended December 31, 2007 (included as an exhibit in this Form S-1) for more information concerning our loan loss and recovery experience.

During the first quarter of 2008 and 2007, we recorded $395,102 and $143,000 in provision expense, respectively. Loans charged-off during the first three months of 2008 totaled $57,294 and recoveries totaled $11,192 for a net charge-off of $46,102. There were no loans charged-off or recovered in the first quarter of 2007. Since we began operations in 1999, we have recorded total charge-offs of approximately $344,000.

In 2007, we accrued $976,478 in provision for loan losses compared to $559,344 in 2006. The provision for loan losses in 2007 was considered adequate when considering loan portfolio growth, changes in the mix of loans, the level of charged-off loans, and the status of general market conditions.

Loans charged off during 2007 amounted to $237,689 compared to $13,394 in 2006. Recoveries totaled $2,211 and $4,050 in 2007 and 2006, respectively. The charged-off loans in 2007 brought our total number of loans charged-off to 12 since we opened for business in 1999. The ratio of net charge-offs to average outstanding loans was 0.06% in 2007 compared to 0.00% in 2006. Table 11 presents our loan loss and recovery experience (in thousands) for the past five years.

TABLE 11 - LOAN LOSS ALLOWANCE AND LOSS EXPERIENCE (in thousands)

	March 31,		December 31,
	2008	2007	2007	2006	2005	2004	2003
Balance at beginning of period	$3,976	$3,235	$3,235	$2,685	$1,804	$1,500	$1,295

Charge-offs:
Commercial loans	(57)	—	(217)	—	(32)	—	—
Real estate loans	—	—	(20)	—	—	—	—
Consumer loans	—	—	—	(13)	(2)	(1)	—

	(57)	—	(237)	(13)	(34)	(1)	—

Recoveries:
Commercial loans	11	—	2	—	—	—	—
Real estate loans	—	—	—	—	—	—	—
Consumer loans	—	—	—	4	—	—	—

	11	—	2	4	—	—	—

Net charge-offs	(46)	—	(235)	(9)	(34)	(1)	—
Provision for loan losses	395	143	976	559	915	305	205

Balance at end of period	$4,325	$3,378	$3,976	$3,235	$2,685	$1,804	$1,500

Percent of net charge-offs to average net loans outstanding during the period	0.01%	0.00%	0.06%	0.00%	0.01%	0.00%	0.00%

The allowance for loan losses is based upon the quality of loans as determined by management taking into consideration historical loan loss experience, diversification of the loan portfolio, amount of secured and unsecured loans, banking industry standards and averages, and general economic conditions. At the time that collection of the outstanding balance of specific loans together with related interest is considered doubtful, such loans are placed in a nonaccuring status.

ASSET QUALITY AND NON-PERFORMING LOANS

We identify specific credit exposures through our periodic analysis of the loan portfolio and monitors general exposures from economic trends, market values and other external factors. We maintain an allowance for loan losses, which is available to absorb losses inherent in the loan portfolio. The allowance is increased by the provision for losses and by recoveries from losses. Charged-off loan balances are subtracted from the allowance. The adequacy of the allowance for loan losses is determined on a quarterly basis. Various factors as defined in the previous section “Allowance and Provision for Loan Losses” are considered in determining the adequacy of the allowance. Loans are generally placed on non-accrual status after they are past due for 90 days.

Non-performing loans include loans on which interest is no longer accrued, accruing loans that are contractually past due 90 days or more as to principal and interest payments, and loans classified as troubled debt restructurings are detailed in Table 12. We have four nonperforming assets totaling $965 thousand at March 31, 2008. There were three nonperforming assets at December 31, 2007 totaling $81 thousand. Total non-performing loans as a percentage of net loans were 0.10% and 0.03% at December 31, 2007 and December 31, 2006, respectively. Total non-performing loans are considered extremely low based on industry averages and the strong loan growth rates experienced by us. There were two loans in non-accrual status at March 31, 2007 totaling $315,705 and none at March 31, 2006. Three loans were in non-accrual status at December 31, 2007 totaling $81,751 and one loan in non-accrual status totaling $99,931 in 2006. Loans considered past due 90 days or more and still accruing interest were $332,520 and $0 at December 31, 2007 and 2006, respectively. There were no loans classified as troubled debt restructurings on any date presented. We had our first foreclosed property at March 31, 2008 totaling $369,076.

As of December 31, 2007 and December 31, 2006, there were no loans considered impaired according to Financial Accounting Statement No. 114 “Accounting by Creditors for Impairment of a Loan” and later amended by Financial Accounting Statement No. 118 “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures”. A loan is considered impaired if it is probable that the lender will be unable to collect all amounts due under the contractual terms of the loan agreement. There was no other real estate held due to loan foreclosure on December 31, 2007 or December 31, 2006, or other classified assets.

TABLE 12 - NONPERFORMING LOANS

Amounts are in thousands, except ratios.

	March 31,		December 31,
	2008	2007	2007	2006	2005	2004	2003
Nonaccruing loans:
Real Estate	$260	$—	$—	$—	$—	$—	$—
Commercial	—	—	82	99	—	—	—
Agricultural	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total nonaccruing loans	260	—	82	99	—	—	—

Loans past due 90 days and accruing interest:
Real Estate	316	—	—	—	—	—	—
Commercial	—	—	333	—	—	—	—
Agricultural	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total past due loans	316	—	333	—	—	—	—

Restructured loans	—	—	—	—	—	—	—
Foreclosed property	369	—	—	—	—	—	—

Total nonperforming loans	$945	$—	$415	$99	$—	$—	$—

Asset Quality Ratios:
Allowance for loan losses to period-end net loans	0.94%	1.00%	0.95%	1.01%	1.02%	1.01%	1.12%
Nonperforming loans to period-end net loans	0.22%	0.00%	0.10%	0.03%	0.00%	0.00%	0.00%
Allowance for loan losses to nonperforming loans	457.67%	na	958.07%	3267.68%	na	na	na

DEPOSITS

Our major source of funds and liquidity is our deposit base. Deposits provide funding for our investment in loans and securities. A primary objective is to increase core deposits as a means to fund asset growth at a lower cost. Interest paid for deposits must be managed carefully to control the level of interest expense. We offer individuals and small-to-medium sized businesses a variety of deposit accounts, including checking, savings, money market, and certificate of deposits.

Table 13 presents the average balances of deposits and the average rates paid on those deposits for the first quarter of March 2008 and 2007 in addition to the past three years ended December 31, 2007, 2006, and 2005 (in thousands). Prior to 2007 expansion of our earning assets was based largely on the growth of deposits from individuals and small and medium size businesses. With the change in economic conditions, competition for such deposits coupled with significant asset growth has made it necessary for management to seek the alternative funding source of brokered certificates of deposits.

The mix of the deposit base (time deposits versus demand, money market and savings) is constantly changing due to our needs and market conditions. During 2007 the market for money market accounts and demand deposits slowed resulting in only a $6,419,000 increase in average outstanding demand deposits and a $9,212,000 decrease in average outstanding money market account balances. Average balances in time deposits increased $50,135,000, interest bearing demand deposits increased $988,000 and savings declined $1,769,000. Financial returns in the stock market provided stiff competition for money market accounts which hampered growth. We opted to seek a greater number of out-of-market brokered products which allowed for more flexibility in pricing and timing of maturities in addition to offering more competitively priced for short-term certificates of deposits. Certificates of deposit of $100,000 or more are detailed in Table 14. More information on deposits is contained in Note 6 to our Financial Statements for the year ended December 31, 2007 (included as an exhibit in this Form S-1).

TABLE 13 - DEPOSITS

	March 31,				December 31,
	2008		2007		2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand deposits non-interest bearing	$60,715	0.00%	$51,227	0.00%	$58,104	0.00%	$51,685	0.00%	$42,958	0.00%
NOW accounts	13,681	0.75%	9,695	0.30%	10,549	0.24%	9,561	0.21%	9,855	0.25%
Money market accounts	136,323	3.34%	145,094	4.61%	144,964	4.39%	154,176	4.43%	69,229	3.17%
Savings accounts	5,468	0.56%	6,401	0.61%	8,982	0.59%	7,751	0.63%	13,323	0.68%
Certificates of deposit	186,826	4.65%	90,934	4.80%	120,352	4.91%	70,217	4.31%	77,986	3.46%

	$403,013	3.92%	$303,351	4.44%	$342,951	4.38%	$293,390	4.11%	$170,393	2.94%

TABLE 14 - CERTIFICATES OF DEPOSITS

	March 31,		December 31,
	2008	2007	2007	2006	2005
3 months or less	$116,913	$25,450	$44,076	$14,163	$10,414
Over 3 through 6 months	74,783	35,263	73,428	23,636	5,309
Over 6 through 12 months	3,900	2,871	7,714	15,270	8,339
Over 12 months	490	854	4,591	4,685	12,538

	$196,086	$64,438	$129,809	$57,754	$36,600

LIQUIDITY

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale of existing assets or the acquisition of additional funds through short-term borrowings. Liquidity is provided from cash and amounts due from banks, federal funds sold, interest-bearing deposits in other banks, repayments from loans, increases in deposits, lines of credit from the Federal Home Loan Bank and four correspondent banks, and maturing investments. As a result of our management of liquid assets, and the ability to generate liquidity through liability funding, our management believes that we maintain overall liquidity sufficient to satisfy our depositors’ requirements and to meet clients’ credit needs. Management also takes into account any liquidity needs generated by off-balance sheet transactions such as commitments to extend credit, commitments to purchase securities and standby letters of credit.

Management monitors and plans our liquidity position for future periods. Liquidity strategies are implemented and monitored by our Asset/Liability Management Committee. This committee uses a simulation and budget model to assess current and future liquidity needs.

Cash, cash equivalents and federal funds sold totaled $18.0 million at March 31, 2008 compared to $19.6 million at March 31, 2007, a decrease of $1.6 million. Cash, cash equivalents and federal funds sold totaled $9.5 million as of December 31, 2007, down $9.5 million from the year ended December 31, 2006. At December 31, 2007, cash, securities classified as available for sale and federal funds sold were $18.3 million or 4.0% of total earning assets, compared to $30.4 million or 7.8% of total earning assets at December 31, 2006.

Additional sources of liquidity available to us include the capacity to borrow additional funds through several established arrangements. Further information on borrowings is contained in Note 7 to our financial statements included elsewhere in this prospectus.

In the course of operations, due to fluctuations in loan and deposit levels, we occasionally find it necessary to purchase federal funds on a short-term basis. We maintain unsecured federal funds line arrangements with four other banks, whereby we may purchase funds totaling $15,000,000. These lines mature and reprice daily. We have no fed funds purchased at month end for any period presented.

We also have access to the Federal Reserve Bank of Richmond’s discount window should a liquidity crisis occur. We have not used this facility in the past three years and consider it a backup source of funds.

We are a member of the Federal Home Loan Bank of Atlanta and as such, may borrow funds under a line of credit based on criteria established by this bank. This line of credit would allow us to borrow up to 30% of assets, if collateralized. We currently pledge loans and investment securities to secure this line. Blanket liens pledged on certain designated loan portfolios amounted to $73.0 million at March 31, 2008 and $76.2 million at March 31, 2007. We had 77.8 million at December 31, 2007 and $76.2 million at December 31, 2006. Additionally, investment securities with carrying values of $1.0 million at December 31, 2007 and $2.7 million at December 31, 2006 were pledged to secure any borrowings. Based on pledged collateral we had a line of $78.8 million at December 31, 2007. This line was reduced by $5.0 million, which has been pledged as collateral for public deposits. Should we ever desire to increase the line of credit beyond the 30% limit, the Federal Home Loan Bank of Atlanta would allow borrowings of up to 40% of total assets once we meet specific eligibility criteria.

We have a line of credit that can equal up to 30% of assets with the Federal Home Loan Bank of Atlanta that totaled approximately $73.0 million with $44.9 million available at March 31, 2008. Borrowings outstanding under this line of credit were $23.2 million and $44.6 million at March 31, 2008 and 2007, respectively. We had $63.5 million of Federal Home Loan Bank of Atlanta borrowings outstanding on December 31, 2007 and $48.0 million outstanding as of December 31, 2006.

We had four borrowing advances outstanding as of March 31, 2008, with the following final maturities:

Advance Amount	Expiration Date
$1,409,000	April 2008
10,000,000	November 2009
10,000,000	November 2010
1,750,219	September 2015

$23,159,219

The advance maturing in 2015 is a principal reducing credit that matures on September 28, 2015. Terms include 39 quarterly principal payments of $25,000 beginning December 2005, with a final payment of $1,025,500 in September 2015. We are utilizing this advance to match-fund several long term fixed rate loans. The interest rate for this advance is fixed at 4.96%.

The advance maturing in 2009 bears a fixed interest rate of 4.04% and has a one-time conversion feature. This feature gives us the option of a conversion to a variable rate instrument on November 17, 2008.

The advance maturing in 2010 bears a fixed interest rate of 3.97% and has a one-time conversion feature. This feature gives us the option of a conversion to a variable rate instrument on May 15, 2009.

The advance maturing in April 2008 is a daily rate credit that matures April 1, 2008. The rate on March 31, 2008 was 3.00%.

We had $41,756,000 in daily rate borrowings which reprice daily and $21,775,200 in three fixed-term advance contracts outstanding on December 31, 2007. The terms of these fixed-term advance contracts were the same as those reported above at March 31, 2008.

There were no Federal Home Loan Bank of Atlanta discount notes outstanding at March 31, 2008. On December 30, 2007, we purchased a Federal Home Loan Bank of Atlanta discount note totaling $20,000,000, which matured on January 3, 2008. We borrowed $20,000,000 from the Federal Home Loan Bank of Atlanta to fund this transaction. This transaction is designed to reduce Virginia Bank Capital taxes by increasing our total investment in qualified U.S. government agency securities at the end of each quarter to increase our investment securities that are not subject to taxation by the Commonwealth of Virginia. We are not subject to state income tax but are subject to Virginia Franchise Tax, which is calculated on our capital level, less certain deductions. One deduction is the average balances of bonds that are not subject to taxation by the Commonwealth of Virginia, primarily Federal Home Loan Bank of Atlanta bonds. We have found that we can save more in taxes than we pay in net interest expense. Before the end of each calendar quarter, we purchase Federal Home Loan Bank of Atlanta discount notes that mature soon after the quarter-end. The proceeds from the maturity of the discount note are used to repay any borrowings. We only enter into this type of agreement near the end of the quarter since that is the period used in the franchise tax calculation. This borrowing makes us appear to be borrowing a higher level of funding than what is needed for normal operations.

CAPITAL RESOURCES

The adequacy of our capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of our resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

On July 5, 2006, we issued Trust Preferred Subordinated Notes in the amount of $10,000,000 through a private transaction. These notes, which are non-dilutive to common stock, may be included in Tier I capital for regulatory capital determination purposes. The notes have a LIBOR-indexed rate which adjusts, and are payable, quarterly. The interest rate at December 31, 2006 was 6.831%. The notes may be redeemed at par beginning on September 30, 2011. This capital was used for general corporate purposes in supporting our growth.

On April 11, 2005, we announced an offering of a minimum of 414,900 shares and a maximum of 742,500 shares of common stock at a pre-established price of $8.78 per share. The offering ran until May 31, 2005 with the full 742,500 shares sold. The number of shares issued and outstanding increased to 4,714,098 from 3,971,598 with the completion of this offering. This capital was used for general corporate purposes to support our continued growth.

The Federal Reserve, the Comptroller of the Currency and the Federal Deposit Insurance Bank have adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Further information on our capital adequacy may be found in Note 13 of our Financial Statements for the year ended December 31, 2007 (included as an exhibit in this Form S-1).

All share and per share amounts are retroactively adjusted to reflect the stock dividend and splits.

OFF-BALANCE SHEET TRANSACTIONS

We enter into certain financial transactions in the ordinary course of performing traditional banking services that result in off-balance sheet transactions. The off-balance sheet transactions recognized as of March 31, 2008 and December 31, 2007 were a line of credit to secure public funds and commitments to extend credit and standby letters of credit issued to customers. The line of credit to secure public funds was from Federal Home Loan Bank for $5 million at March 31, 2008, December 31, 2007 and 2006.

Commitments to extend credit, which amounted to $229.1 million at March 31, 2008 and $181.5 million at March 31, 2007, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Commitments to extend credit and unfunded commitments under existing lines of credit amounted to $242.2 million at December 31, 2007 and $159.8 million at December 31, 2006. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements.

Standby letters of credit are conditional commitments issued by us guaranteeing the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. At March 31, 2008 and March 31, 2007, we had $5.7 million and $4.5 million, respectively, in outstanding standby letters of credit. At December 31, 2007 and December 31, 2006, we had $6.6 million and $4.7 million respectively, in outstanding standby letters of credit. We do not have any off-balance sheet subsidiaries or special purpose entities. There were no commitments to purchase securities at any period presented.

We have eighteen non-cancelable leases for premises. The original lease terms are from one to twenty-one years and have various renewal and option dates.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This statement amends Statements No. 133 and 140 by: permitting fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation; clarifying which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishing a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifying that concentrations of credit risk in the form of subordination are not embedded derivatives; and amending Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement was effective for fiscal years beginning after September 15, 2006. The adoption of this standard did not have a material impact on financial condition, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This statement amends Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. It requires an entity to recognize a servicing asset or servicing liability each time an obligation is undertaken to service a financial asset by entering into a servicing contract in certain situations, and requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable. The statement permits the choice between the “amortization method” and the “fair value measurement method” for the subsequent measurement of the servicing assets or liabilities, and allows for a one-time reclassification of available-for-sale securities to trading securities at initial adoption. The statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position, and additional disclosures for all separately recognized servicing assets and servicing liabilities. The statement was effective for fiscal years beginning after September 30, 2006. The adoption of this standard did not have a material impact on financial condition, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have a material impact on financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this Statement to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value and also establishes fair presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this standard did not have a material impact on financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” which replaces SFAS 141, “Business Combinations.” This Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree as well as the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact of the adoption of SFAS 141(R) on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment to ARB No. 51,” which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes expanded disclosure requirements that clearly identify and distinguish between the interest of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years beginning a December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated financial position and results of operations.

CRITICAL ACCOUNTING POLICIES

There were no changes to our critical accounting policies in 2007. Critical accounting policies are those applications of accounting principles or practices that require considerable judgment, estimation, or sensitivity analysis by management. In the financial service industry, examples, though not an all inclusive list, of disclosures that may fall within this definition are the determination of the adequacy of the allowance for loan losses, valuation of mortgage servicing rights, valuation of derivatives or securities without a readily determinable market value, and the valuation of the fair value of intangibles and goodwill. Except for the determination of the adequacy of the allowance for loan losses, we do not believe there are other practices or policies that require significant sensitivity analysis, judgments, or estimations.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States or GAAP. The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Our critical accounting policies are listed below. A summary of our significant accounting policies is set forth in Note 1 to our Financial Statements for the year ended December 31, 2007 (included as an exhibit in this Form S-1).

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS 5, “Accounting for Contingencies,” which requires that losses be accrued when they have a probability of occurring and are estimable and (ii) SFAS 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses along with various economic factors and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss for specifically identified loans. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance. The use of these values is inherently subjective, and our actual losses could be greater or less than the estimates.

Stock-Based Compensation

On January 1, 2006, we adopted FAS Statement No. 123R, “Share-Based Payment”, to account for stock based compensation. FAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statement of income.

Prior to December 31, 2005, we accounted for our stock compensation plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Non-GAAP Presentations

The management’s discussion and analysis refers to the efficiency ratio, which is computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. We, in referring to our net income, are referring to income under generally accepted accounting principals, or GAAP.

The analysis of net interest income in this document is performed on a tax equivalent basis. Management feels the tax equivalent presentation better reflects total return, as many financial assets have specific tax advantages that modify their effective yields. A reconcilement of tax-equivalent net interest income to net interest income under generally accepted accounting principals, or GAAP, is provided in those statements.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most industrial companies that have significant investments in fixed assets. Due to this fact, the effects of inflation on our balance sheet are minimal, meaning that there are no substantial increases or decreases in net purchasing power over time. The most significant effect of inflation is on other expenses that tend to rise during periods of general inflation. Management feels that the most significant impact on financial results is changes in interest rates and our ability to react to those changes. As discussed previously, management is attempting to measure, monitor and control interest rate risk.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of our asset/liability management process, which is governed by policies established by our board of directors that are reviewed and approved annually. Our board of directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Management Committee. In this capacity, this committee develops guidelines and strategies that govern our asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with our financial instruments also change, affecting net interest income, the primary component of our earnings. The Asset/Liability Management Committee uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While this committee routinely monitors simulated net interest income sensitivity over a rolling 12 month horizon, it also employs additional tools to monitor potential longer-term interest rate risk.

As of March 31, 2008, our interest rate risk model indicated that in a rising rate environment of 200 basis points over a 12 month period net interest income could increase by 6.25% on average, down from 11.36% on average as of December 31, 2007. For the same time period the interest rate risk model indicated that in a declining rate environment of 200 basis points over a 12 month period net interest income could decrease by 7.22% on average, down from 12.09% on average as of December 31, 2007. While these numbers are subjective based upon the parameters used within the model, management believes the balance sheet is very balanced with little risk to rising rates in the future.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cashflows. While assumptions are developed based upon current economic and local market conditions, we cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on clients with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that the Asset/Liability Management Committee might take in response to or anticipation of changes in interest rates.

BUSINESS

General

We are a Virginia-chartered bank holding company engaged in business and consumer banking, investment and insurance sales, and mortgage origination and brokerage. We were created on June 1, 2006 through a reorganization plan, under the laws of the Commonwealth of Virginia, in which Monarch Bank became our wholly-owned subsidiary. Monarch Bank was incorporated on May 1, 1998, and opened for business on April 14, 1999.

We are a member of the Federal Reserve and Monarch Bank is FDIC-insured. We serve the needs of local businesses, professionals, executives and individuals in the South Hampton Roads area of Southeastern Virginia and in Northeastern North Carolina. Monarch Bank currently has locations in Chesapeake, Virginia, where it is headquartered; Virginia Beach, Virginia’s largest city; and Norfolk, with an additional location in Kitty Hawk, North Carolina operating as OBX Bank, a division of Monarch Bank. We are a community oriented, locally owned and operated institution. Mortgage operations are located in Virginia Beach, Chesapeake and Norfolk in Virginia, with five additional offices in Maryland.

Our current capitalization enables us to provide loans in amounts that are responsive to the credit needs of a large portion of our targeted market segments. If clients have credit requirements that exceed our credit limits, we generally accommodate those clients by arranging loans on a participation basis with other financial institutions. Our board of directors believes our capitalization supports current growth levels in loans and deposits, however, any additional capital will increase our loan-to-one borrower limit and permit us to retain more of a borrower’s loan if we deem it to be in our shareholders’ best long-term interest.

Other services offered by us include investment advisory services, insurance sales, safe deposit boxes, cash management services, check and bankcard services, direct deposit of payroll and social security checks and automatic drafts for various accounts. We offer our clients access to their accounts and our banking services utilizing traditional in-office transactions as well as telephone banking, internet banking and internet cash management, and through more than 50 automated teller machines (ATMs) located throughout Southeastern Hampton Roads and Northeastern North Carolina.

We operate in several integrated lines of business:

Our Business Banking Group has been a core line of business since our opening. This group supports our business/commercial clients and offers both secured and unsecured commercial loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and the purchase of equipment and machinery, as well as loans secured by commercial real estate. This group also originates business deposits and related services. We have Business Banking groups in each of our four cities, each led by a market President.

Our Real Estate Banking Group has been a core line of business since our opening. This group supports the delivery of residential and commercial real estate construction, acquisition and development loans, with the majority of its focus in the 1-4 family residential development markets of Hampton Roads and Northeastern North Carolina. This group supports this type of banking in all of our current markets.

Our Private Banking Group delivers the banking and financial needs of our consumer clients and has also been a core line of business since we opened. The Private Banking Group targets the financial needs of professionals and business executives, and provides custom tailored product and service solutions to our clients. The Private Banking group services the deposit needs for all of our clients and offers consumer lending and general banking services. We offer a full range of deposit services including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Consumer loans include home equity lines of credit and loans, professional lines of credit, secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

Monarch Mortgage originates and sells permanent residential mortgage loans. Monarch Mortgage, a division of Monarch Bank, was formed in May 2007 as a result of reorganizing our mortgage operations to focus on expansion. As a mortgage lender, Monarch Mortgage underwrites mortgage loans for our clients to be sold in the secondary market or booked on our balance sheet. Monarch Mortgage currently has eight offices with locations in Chesapeake, Norfolk and Virginia Beach, Virginia, as well as two offices in Rockville, Maryland and offices in Waldorf, Annapolis and College Park, Maryland. Monarch Mortgage originates and sells loans under two different financial models. All the offices in Maryland operate as fee-based offices, with each office paying a per loan processing fee with the net income or loss of each office the responsibility of each office’s manager or management team. The fee-based offices allow Monarch Mortgage to attract quality entrepreneurial leaders focused on their bottom line. The loan fees from these operations lower the cost basis and breakeven volume for the Virginia operations while reducing the downside risk of startup and operating losses. The Virginia offices are traditional operations with the profits and losses accruing to Monarch Mortgage.

Monarch Capital, LLC, a wholly-owned subsidiary of Monarch Bank formed in 2004, provides commercial mortgage brokerage services in the placement of primarily long-term fixed-rate, non-recourse debt for the commercial, hospitality, and multi-family housing markets.

Monarch Investment, LLC, a wholly-owned subsidiary of Monarch Bank, has ownership interests in several subsidiaries. We deliver services through these subsidiaries or investments as follows:

Virginia Asset Group, LLC, formed in October 2006, offers investment advisory services through licensed investment advisors and also sells specific lines of insurance. Investment services are offered through Infinex Financial, LLC, a broker-dealer located in Meriden, Connecticut. Monarch Investment, LLC owns a minority shareholder interest in Infinex Financial, LLC, following the April 30, 2008 merger of BI Investments, LLC into Infinex Financial, LLC. Further information on this transaction may be found in Note 2 of our Financial Statements for the period ending March 31, 2008 (Included as an exhibit in this Form S-1). Monarch Investment, LLC also owns a minority interest in Bankers Insurance, LLC, a joint venture with the Virginia Bankers’ Association and many other community banks in Virginia. This insurance agency offers a full line of commercial and personal lines of insurance to the general public and to our clients. Insurance services are also offered through other carriers. Virginia Asset Group, LLC is 51% owned by Monarch Investment, LLC and 49% owned by Mr. Darin Ely, the President of Virginia Asset Group.

Coastal Home Mortgage, LLC, became a subsidiary of Monarch Investment, LLC in July 2007 when a 51% ownership interest in the company was purchased from another bank. This is a joint venture with four individuals involved with commercial and residential construction in Hampton Roads, with their primary mission to provide residential mortgage loan services for their end product. All loans are processed and underwritten by Monarch Mortgage.

In October 2007 Real Estate Security Agency, LLC was formed to offer title insurance services to clients of Monarch Mortgage and Monarch Bank. This agency offers residential and commercial title insurance to our clients. Monarch Investment, LLC, owns 75% of this new company with 25% owned by TitleVentures, LLC. In 2007 we sold our minority interest in Bankers Title of Central Virginia, LLC, a joint venture with the Virginia Bankers’ Association and many other community banks in Virginia.

Home Mortgage Solutions, LLC, was formed in March 2008 and is 51% owned by Monarch Investment, LLC. This is a joint venture with a local builder and developer involved with residential construction in the Richmond, Virginia and Hampton Roads, Virginia markets. Their primary mission is to provide residential mortgage loan services for their end product. All loans are processed and underwritten by Monarch Mortgage.

Our Market Area

Our primary market area includes South Hampton Roads, Virginia, which includes the cities of Virginia Beach, Chesapeake, Norfolk, Suffolk and Portsmouth and the Outer Banks region of Northeastern, North Carolina. South Hampton Roads, with a population of over 1 million, has experienced steady growth in recent years and is one of the largest metropolitan areas in Virginia. South Hampton Roads is also home to the Port of Hampton Roads, the second largest volume port on the east coast in terms of general cargo and the largest U.S. port in total tonnage. The area has a significant military base presence, with all of the U.S. armed forces represented in the area. The most notable military base is Naval Station Norfolk, the largest naval installation in the world. Within South Hampton Roads, we currently concentrate our operations in Chesapeake, Virginia Beach and Norfolk, the three largest cities.

Chesapeake, which has a population of just over 221,000, has the region’s highest median family income of $60,817, according to 2005 census figures. Chesapeake’s greatest employment concentration is in the area of sales and service, led primarily by health care and support centers. Chesapeake is also home to industries including trade, manufacturing, maritime, military related industries, and oil and petroleum businesses. All of these demographics make Chesapeake an attractive market for banking services. Our headquarters is located in Chesapeake, and we also have two full service banking offices as well as a mortgage office in the Greenbrier and Great Bridge sections of Chesapeake.

Virginia Beach, which has a population of over 435,000, is the most populous city in Virginia and the 38th largest city in the United States. Virginia Beach has a median family income of approximately $58,545 in the 2005 census. Virginia Beach’s major industries include tourism, retail and wholesale trade, light manufacturing and military related industries. All of these demographics also make Virginia Beach an attractive market for banking services. We operate banking offices in the Lynnhaven, Oceanfront, Town Center and Kempsville areas of Virginia Beach. We believe these are excellent market areas within the city of Virginia Beach. The Kempsville office opened in January 2007. The headquarters for Monarch Mortgage, which includes a sales office, and the headquarters for Virginia Asset Group, LLC, are located in Virginia Beach. Coastal Home Mortgage, a mortgage company joint venture, is located near the oceanfront in Virginia Beach.

Norfolk, which has a population of 241,000, is the cultural, industrial, business and medical center of Hampton Roads and hosts the area’s international airport. Median family income is $36,920 according to the 2005 census. The city is undergoing a successful renewal, including new office, retail, hotel construction and new residential development. We operate two banking offices, one mortgage office, and Monarch Capital, LLC in the city of Norfolk.

Outer Banks, a primarily two county (Currituck and Dare) area on North Carolina’s northeast coast, is one of the healthiest economic growth markets in North Carolina – particularly considering that both counties are relatively small by statewide population standards. OBX Bank operates as a division of Monarch Bank, and OBX Bank is a registered trademark. The Outer Banks area is focused on tourism and residential construction and development, and has a growing year round retiree population. We operate one banking location in the Town of Kitty Hawk, North Carolina. The latest population estimates show that Currituck County had approximately 23,900 residents in 2006. This made Currituck only the 78th largest county in the state (out of 100). However, from 2000 to 2006, Currituck County experienced total population growth of 31.4%, indicating faster growth when compared to all of the counties in the state, except two. Dare County, with an approximate population of 36,500 in 2006, is the state’s 66th most populated county and experienced total population growth of 21.7% from 2000 to 2006. While Dare’s population growth rate is lower than Currituck’s, it is the 8th fastest growing county in the state and exceeds the statewide average annual growth rate during the same period (1.4%). Population projections show Currituck County growing by 30.1% and Dare County growing by 17.6% during the five year period from 2006 to 2011. Based on 2006 information, median household income for Currituck County was the 16th highest in North Carolina at $48,055, and Dare County had the 9th highest in North Carolina at $51,332. As of the 2000 census, there were 13,631 housing units in Currituck County and 30,972 housing units in Dare County, with 65% of Currituck and 48% of Dare households being owner occupied. As of June 30, 2007, the most recent date available, there were over $1 billion in deposits in Dare and Currituck Counties.

Our mortgage offices outside of the Hampton Roads and Outer Banks markets are all located for the convenient delivery and sales of residential mortgage loans. We have additional mortgage offices in Richmond, Virginia through our Home Mortgage Solutions joint venture; College Park, Maryland, Rockville, Maryland (2), Crofton, Maryland; Waldorf, Maryland; and Rehoboth Beach, Delaware.

Business Strategy

Our overall strategic goal is to build the area’s top community-based financial services company. We plan to continue growing both our core banking business as well as our non-interest income lines of business. Specifically, we plan to:

Expand Monarch Bank. Our offices are located in the cities of Chesapeake, Virginia Beach and Norfolk, Virginia, and we are continuously looking for additional banking locations in these existing markets that will help support our loan and deposit growth goals. Logical extensions of our footprint include the cities of Suffolk, Portsmouth, Newport News and Hampton in the Hampton Roads region and in other adjacent markets to the Hampton Roads MSA.

With our market president approach to market-focused delivery, we believe we are well positioned to expand into new markets. To do this we must locate, attract and retain the best talent in our businesses. We will not enter a new market without the right person in the leadership role. This approach may delay our new market expansion, but we have found that with the right leadership we are able to attract complementary banking professionals and grow loans and deposits more quickly, thus minimizing the short term dilutive effects of de novo branching on our overall profitability. Both Monarch Bank and OBX Bank operate in three primary integrated lines of business:

Our Business Banking Group has been a core line of business since our opening. This group supports our business/commercial clients and offers both secured and unsecured commercial loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and the purchase of equipment and machinery, as well as loans secured by commercial real estate. This group also originates business deposits and related services. We have Business Banking groups in each of our four cities (OBX Bank included), each led by a market President.

Our Real Estate Banking Group has been a core line of business since our opening. This group supports the delivery of residential and commercial real estate construction, acquisition and development loans, with the majority of its focus in the 1-4 family residential development markets of Hampton Roads and Northeastern North Carolina. This group is centralized due to the specialized lending and risk management requirements for construction and development lending.

Our Private Banking Group delivers the banking and financial needs of our consumer clients and has also been a core line of business since we opened. The Private Banking Group targets the financial needs of professionals and business executives, and provides custom tailored product and service solutions to our clients. The Private Banking group services the deposit needs for all of our clients and offers consumer lending and general banking services. We offer a full range of deposit services including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Consumer loans include home equity lines of credit and loans, professional lines of credit, secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

Grow “OBX Bank”. In May 2007 we opened our first full-service banking office in Kitty Hawk, North Carolina under the name “OBX Bank, a Monarch Bank division”. This Bank is led by W. Ray White and David W. McGlaughon. W. Ray White serves as chairman of the OBX Bank advisory board of directors and as an employee of OBX Bank. Mr. White is an Outer Banks native, a Nags Head, North Carolina resident and a banking veteran with over 30 years of experience. Mr. White retired from his last position as regional president of a major bank serving the Outer Banks market in 2002, with roots that go back to Planters Bank. David McGlaughon serves as the President of OBX Bank, and was previously the Outer Banks market manager for Southern Bank. The OBX Bank advisory board of directors consists of local community and business leaders who know the Outer Banks market well.

While there have been a number of banks entering this growing market over the past 10 years, there is truly no local bank. All banks operating in the market have out-of-market headquarters and decision-making. Our market president and local board structure should provide OBX Bank with a competitive advantage, and we are building strong support among local business people and consumers, as well as reaching targeted non-residents with construction and mortgage loans. We believe we can effectively compete in the commercial, real estate, construction and mortgage markets, as well as in core deposit gathering and investment sales. We contemplate a second OBX Bank office in the next 6-12 months.

Grow Core Deposits at both Banks. Growing lower cost core deposits has been and will continue to be vital to funding our loan growth and preserving our net interest margin. We have been very successful in growing overall deposits in our target markets. Our Monarch Bank and OBX Bank incentive plans are primarily focused on growing checking accounts and other interest-bearing deposits to fund our earning asset growth. On March 31, 2008, total demand deposits were $93.5 million, up 36% from $68.5 million on March 31, 2007. Excluding certificates of deposit of $100,000 or greater, other interest bearing deposits grew $19.3 million to $224.7 million on March 31, 2008 from the previous year. We have developed and offer specialty checking account products for attorneys, high net-worth individuals, and small businesses. We also offer our Prime Money Market Account that is linked directly to the prime rate, allowing us to match-fund many of our prime-based loans. We offer an online internet-based cash management system, remote deposit capture and an internal core deposit generating sweep service that allow businesses to earn interest on their excess funds to compete on par with our large bank competitors. We dedicate significant resources to focus on the marketing and sales of these services to our retail and business clients. As of June 30, 2007, we held 1.86% of the $18.4 billion deposits in the Hampton Roads market. The top four regional/national banks controlled 63.6% of total bank deposits in our market, leaving us with ample opportunity to grow our deposit market share.

Grow Mortgage Banking. Our strategy involves building and maintaining sustainable revenue and net income sources other than banking spread income (difference between asset income and funding costs). Monarch Mortgage originates and sells permanent residential mortgage loans. As a mortgage lender, Monarch Mortgage underwrites mortgage loans for our clients to be sold in the secondary market or booked on our balance sheet. Operated as a division of Monarch Bank, it was formed in May 2007 as a result of reorganizing our mortgage operations to focus on growing this line of business. Monarch Mortgage is led by Ted Yoder, President; and William Morrison, Executive Vice President & Chief Operating Officer, as well as a highly qualified team. Many members of their team have worked together at other companies in the past and they have a reputation for running a strong and highly profitable mortgage operation. In the first quarter of 2008 Monarch Mortgage closed $154.9 million in loans compared to $90.5 million in the fourth quarter of 2007 and $15.3 million in the first quarter of 2007.

Monarch Mortgage currently has nine offices with locations in Chesapeake, Norfolk and Virginia Beach, Virginia, as well as two offices in Rockville, Maryland and offices in Waldorf, Crofton, and College Park, Maryland and an office in Rehoboth Beach, Delaware. Two majority-owned joint ventures trading under the names Coastal Home Mortgage (Virginia Beach, Virginia) and Home Mortgage Solutions (Richmond, Virginia) also generate loans with Monarch Mortgage.

Monarch Mortgage originates and sells loans under three different financial models. All the offices in Maryland and Delaware operate as fee-based offices, with each office paying a per loan processing fee with the net income or loss of each office the responsibility of each offices manager or management team. The fee-based offices allow Monarch Mortgage to attract quality entrepreneurial leaders focused on their bottom line. The joint venture offices are traditional retail operations with each office paying a per loan processing fee with the net income or loss of each office split based on the ownership percentage. Both of our joint ventures are with residential builders and developers that want to offer a mortgage loan solution directly to their clients. The loan fees from the fee-based offices and the joint-venture operations lower the cost basis and breakeven volume for the Virginia operations while reducing the downside risk of startup and operating losses. The Virginia offices are traditional operations with the profits and losses accruing to Monarch Mortgage. Our mortgage leadership incentive plan is based on growing net income to keep the team focused on the bottom line results.

Grow Other Non-Interest Income Lines of Business. In becoming a high-performance company, our strategy involves building and maintaining sustainable revenue and net income sources other than banking spread income (difference between asset income and funding costs). We have three companies other than Monarch Mortgage that generate non-interest income.

Monarch Capital, LLC, a wholly-owned subsidiary of Monarch Bank formed in 2004, provides structured financing and commercial mortgage brokerage services in the placement of primarily long-term fixed-rate, non-recourse debt for the commercial, hospitality, and multi-family housing markets.

Virginia Asset Group, LLC, formed in October 2006, offers investment advisory services through licensed investment advisors and also sells specific lines of insurance. Investment services are offered through Infinex Financial, LLC, a broker-dealer located in Meriden, Connecticut. Monarch Investment, LLC owns a minority shareholder interest in Infinex Financial, LLC, following the April 30, 2008 merger of BI Investments, LLC into Infinex Financial, LLC. Further information on this transaction may be found in Note 2 of our Financial Statements for the period ending March 31, 2008 (Included as an exhibit in this Form S-1). Monarch Investment, LLC also owns a minority interest in Bankers Insurance, LLC, a joint venture with the Virginia Bankers’ Association and many other community banks in Virginia. This insurance agency offers a full line of commercial and personal lines of insurance to the general public and to our clients. Insurance services are also offered through other carriers. Virginia Asset Group, LLC is 51% owned by Monarch Investment, LLC and 49% owned by Mr. Darin Ely, the President of Virginia Asset Group.

Real Estate Security Agency, LLC, is a majority-owned joint venture formed in October 2007 that offers commercial and residential title services to our banking and mortgage clients.

Our goal is to provide a full array of products and services to our clients to meet their financial needs. These ancillary products and associated fees also add diversity to our revenue base and increase the overall profitability of our company.

Maintain a High Level of Risk Management. A focus on risk management within all of our lines of business is critical to our long-term success. The credit risk within the banking units is overseen by Andy Lock, our Chief Credit Officer, with the assistance of his capable staff. All loans are reviewed and loan relationships that exceed $500,000 are approved by either multiple senior officers, a management loan committee or a board of directors’ loan committee based on the size of the loan relationship. All loans are underwritten to the highest standards as to quality, structure, and the related pricing. Loans are risk rated with those ratings periodically reviewed by an independent third-party loan review service and during our annual regulatory examinations.

Mortgage operations risks are managed daily though a senior manager at Monarch Mortgage dedicated to risk management. She has authority and oversight of underwriting and regulatory compliance, as well as our dedicated quality control staff. All correspondents and products are approved by our board of directors to ensure no inappropriate products with excessive risk are sold. All client rate lock commitments for sold loans are performed only with a rate lock commitment from our correspondents, eliminating any interest rate risk. Mortgage operations risks are also monitored through the oversight of our senior management team.

Our primary component of banking risk other than credit risk is interest rate risk, which we manage through our Asset/Liability Management Committee. This committee, composed of executive officers, is responsible for monitoring corporate financial performance, meeting liquidity requirements, establishing interest rate parameters, indices, and terms for loan and deposit products, assessing and evaluating the competitive rate environment, and monitoring and measuring interest rate risk. This committee also reports their findings quarterly to our board of directors.

Continued Financial Discipline and Risk Management. As of December 31, 2007, we generated a return on average assets of 0.76% and a return on average equity of 8.86% for our shareholders. Annual net income was down for the first time on a year-over-year basis due to our expansion with OBX Bank and the opening of Monarch Mortgage during the year. We are committed to building a high performing financial institution and will continue to expand our branch network and grow our loan portfolio, but will only do so in a disciplined manner. We will expand only when we have retained the appropriate local banking officers and will not reduce our credit standards or pricing to generate new loans. We have been able to successfully grow our balance sheet while maintaining superior asset quality through our conservative underwriting practices. At March 31, 2008, our non-performing assets as a percentage of total assets were 0.14% and our net charge-offs to average loans were 0.01%. Our loan loss reserves to loans were 0.94% as of March 31, 2007. We plan to continue operating with a focus on total shareholder return.

Employees

As of March 31, 2008, we had 259 full-time and five part-time employees. None of our employees are represented by any collective bargaining agreements, and relations with employees are considered excellent.

Competition

The banking business is highly competitive. We encounter strong competition from a variety of bank and non-bank financial services providers. These competitors include commercial banks, savings banks, credit unions, consumer finance companies, brokerage firms, money market mutual funds, mortgage banks, leasing, and finance companies. In addition, the delivery of financial services has changed significantly with the telephone, ATM, personal computer and the internet being used to access information and perform banking transactions.

Competition in our target market area for loans to businesses, professionals and consumers is very strong. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks and other services that we cannot provide. Moreover, larger institutions operating in the South Hampton Roads have access to borrowed funds at a lower cost than us. Several community banks are headquartered in our trade areas. Several regional and super-regional banks, as well as a number of large credit unions, also have offices in our market area. Competition among institutions for deposits in the area is intense.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, our loan policy gives loan amount approval limits to individual loan officers based on their position and level of experience and to our loan committees based on the size of the lending relationship. The risk associated with real estate and construction loans, commercial loans and consumer loans varies, based on market employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

We have written policies and procedures to help manage credit risk. We utilize an outside third party loan review process that includes regular portfolio reviews to establish loss exposure and to ascertain compliance with our loan policy.

We use a management loan committee and a directors’ loan committee to approve loans. The management loan committee is comprised of members of management, and the directors’ loan committee is composed of five directors, of which four are independent directors. Both committees approve new, renewed and or modified loans that exceed officer loan authorities. The directors’ loan committee also reviews any changes to our lending policies, which are then approved by our board of directors.

Construction and Development Lending

We make construction loans, primarily residential, and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of a construction loan is approximately 12 months, and it is typically repriced monthly. Because the majority of the interest rates charged on these loans floats with the market, the construction loans help us in managing our interest rate risk. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is attributable to the fact that loan funds are advanced upon the security of the land or home under construction, which value is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% to 90% of appraised value, in addition to analyzing the creditworthiness of our borrowers. We also obtain a first lien on the property as security for our construction loans and typically require personal guarantees from the borrower’s principal owners.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area, including multi-family residential buildings, commercial buildings and offices, shopping centers and churches. Commercial real estate lending entails significant additional risks, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy in general. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios and the borrower’s creditworthiness, prior credit history and reputation. We also evaluate the location of the security property and typically require personal guarantees or endorsements of the borrower’s principal owners.

Business Lending

Business loans generally have a higher degree of risk than residential mortgage loans but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of our business borrowers. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by business assets, such as real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

We offer various consumer loans, including personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, and home equity lines of credit and loans. Such loans are generally made to clients with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our geographic market area.

The underwriting standards employed by us for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount. For home equity lines of credit and loans, our primary consumer loan category, we require title insurance, hazard insurance and, if required, flood insurance.

Portfolio Mortgage Lending

Through our mortgage division Monarch Mortgage, for our own portfolio, we offer adjustable rate mortgages and construction loans to individual borrowers. All adjustable rate mortgages have initial resets in five years or less and are structured for a potential later sale on the secondary market. Our construction permanent loan program offers individual clients, typically working with a custom builder, a residential construction loan with the ability to sell the loan on the secondary market once complete through a Monarch Mortgage loan. All other residential mortgage loans originated by Monarch Mortgage are sold to investors on the secondary market.

Access to Filings

We make available all of our periodic and current reports, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Monarch’s website address is www.monarchbank.com. After accessing the website, the filings are available upon selecting the About Monarch & Investor Documents menu items. The contents of the website are not incorporated into this report or into our other filings with the SEC.

The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at its website (http://www.sec.gov).

Properties

The listing below provides certain information with respect to our properties. We believe our facilities are in good operating condition, are suitable and adequate for our operational needs and are adequately insured.

Corporate Headquarters

1101 Executive Boulevard, Chesapeake, VA (leased)

Monarch Bank Offices

750 Volvo Parkway, Chesapeake, VA (land leased, building owned)

1034 S. Battlefield Boulevard, Chesapeake, VA (owned)

100 Lynnhaven Parkway, Virginia Beach, VA (leased)

3701 Pacific Avenue, Suite 100, Virginia Beach, VA (leased)

4216 Virginia Beach Boulevard, Virginia Beach, VA (leased)

5225 Providence Road, Virginia Beach, VA (leased)

318 W. 21st Street, Norfolk, VA (leased)

150 Boush Street, Norfolk, Suite 100, VA (leased)

OBX Bank Offices

3708 Croatan Highway, Kitty Hawk, NC (leased)

Monarch Capital Office

150 Boush Street, Suite 201, Norfolk, VA (leased)

Virginia Asset Group Office

621 Lynnhaven Parkway, Suites 250 and 251, Virginia Beach, VA (leased)

Monarch Mortgage Offices

2809 S. Lynnhaven Road, Suite 200, Virginia Beach, VA (leased) (headquarters)

750 Volvo Parkway, Chesapeake, VA (land leased, building owned)

320 W. 21st Street, Norfolk, VA (leased)

2142 Priest Bridge Court, Suite 4, Crofton, MD (leased)

600 Jefferson Plaza, Suites 205 and 360, Rockville, MD (leased)

6321 Greenbelt Road, College Park, MD (leased)

4 Industrial Park Drive, Suite E, Waldorf, MD (leased)

19606 Coastal Highway, Rehoboth Beach, DE (leased)

Coastal Home Mortgage Office

2101 Parks Avenue, Suite 101, Virginia Beach, VA (leased)

Home Mortgage Solutions Office

5943 Harbour Park Drive, Suite B, Midlothian, VA (leased)

Legal Proceedings

It is possible we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors

The following individuals currently serve as members of our board of directors:

Name	Principal Occupation for the Past Five Years	Age	Since

Directors of Class II to continue in office until 2010
Lawton H. Baker, CPA	President of Baker & McNiff, Certified Public Accountants and Business Consultants, P.C., Virginia Beach, VA, Vice-Chairman of Board of Directors	64	1998

Cassell D. Basnight	Attorney, founder and member of Basnight, Kinser, Telfeyan, Leftwich & Nucholls, P.C., Chesapeake, VA	71	1998

Jeffrey F. Benson	Vice President, Overton Enterprises and Partner, Benson & Associates, Chesapeake, VA (real estate development, construction and management firms), Chairman of Board of Directors	46	1998

Robert M. Oman	President, Oman Funeral Homes, Inc., Chesapeake, VA	53	1998

Directors of Class III to continue in office until 2011
Joe P. Covington, Jr.	President, Covington Contracting, Inc. and Covington & Assoc. Realtors, Inc., Norfolk, VA	57	2005

William F. Rountree, Jr.	Director, President and Chief Executive Officer of Monarch Financial Holdings, Inc. and Monarch Bank	63	1998

Dwight C. Schaubach	President, Johns Brothers, Inc., (heating oil and HVAC contractor), Johns Brothers Security, Inc., and Bay Disposal (waste management), Norfolk, VA	65	2005

E. Neal Crawford, Jr.	Market President – Norfolk, Monarch Bank, 2003 – present; President Norfolk Capital 2003.	45	2008

Directors of Class I to continue in office until 2009
Lawrence L. Sutton	President, Hoffman Beverage Co., Virginia Beach, VA	74	1998

Taylor B. Grissom	Vice-President and co-founder of VisuTel, Inc., Chantilly, VA (a broadband telecommunications company)	42	1998

Elizabeth T. Patterson	Founder and President, Waypoint Advisors, L.L.C., Norfolk, VA (wealth management firm)	59	1998

Brad E. Schwartz, CPA	Director, Executive Vice President, Secretary and Chief Operating and Financial Officer of Monarch Financial Holdings, Inc. and Monarch Bank, 2004-present; Senior Vice President and CFO of American National Bankshares, Inc., Danville, VA, 2001-2004	45	2004

Executive Officers Who Are Not Directors. The following individuals are our executive officers who are not also directors. Officer titles are for Monarch Bank, unless specified otherwise. Unless otherwise specified, each officer has held his current position for at least five years.

Name	Principal Occupation	Age	Since

Darin M. Ely	President, Virginia Asset Group, LLC, previously President Virginia Asset Group, Inc. 2005-2006; Senior Vice President, Dominion Investment Group, 2003-2005	36	2006

James R. Ferber	Executive Vice-President, Real Estate and Construction	51	1999

Barbara N. Lane	Executive Vice President & Senior Operations Officer	58	2003

Andrew N. Lock	Executive Vice-President & Chief Credit Officer; previously Finance and Accounting Director, Oceana Sensor Technologies.	44	2005

Barry A. Mathias	Market President, Chesapeake	58	1999

David McGlaughon	President OBX Bank; previously Outer Banks Executive, Southern Bank	50	2007

William T. Morrison	Executive Vice-President & Chief Operating Officer, Monarch Mortgage; previously Executive Vice-President & Chief Operating Officer, Resource Mortgage	45	2007

Nancy B. Porter	Senior Vice President, Marketing and Sales; previously Vice President Marketing, Chartway Federal Credit Union	39	2007

Edward O. Yoder	President, Monarch Mortgage; previously President Resource Mortgage	42	2007

Independence of the Directors

Our board of directors in its business judgment has determined that the following nine of its 12 members are independent as defined by the listing standards of the Nasdaq Capital Market: Mrs. Patterson and Messrs. Baker, Basnight, Benson, Oman, Covington, Schaubach, Sutton and Grissom. In reaching this conclusion, the board considered that we and our subsidiaries provide services to, and otherwise conduct business with, companies of which certain members of the board or members of their immediate families are or were directors or officers.

Consistent with the Nasdaq Capital Market listing standards, our Corporate Governance Guidelines (established and monitored by our Nominating and Corporate Governance Committee) establish categorical standards under which our board views the following as impairing a director’s independence:

•	a director who is our employee, or whose immediate family member is an executive officer;

•

a director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service;

•	a director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, our present or former internal or external auditor;

•

a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our present executives serve on that company’s compensation committee; and

•

a director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

None of our non-employee directors, their immediate family members or employers are engaged in such relationships with us. Our board considered the following transactions between us and certain of our directors or their affiliates to determine whether such director was independent under the above standard:

•	We use the legal services from time to time of Basnight, Kinser, Telfeyan, Leftwich & Nucholls, P.C., of which Mr. Basnight is a shareholder, officer and director.

•	We engage Bay Disposal at certain locations, which is owned by Mr. Schaubach to address our waste requirements.

•	We engage Johns Brothers Security at certain locations, which is owned by Mr. Schaubach to address our security monitoring requirements.

SECURITY OWNERSHIP

Security Ownership of Management

The following table sets forth information relating to the beneficial ownership of common stock as of June 30, 2008, by (i) each of our directors and the named executive officers listed in the Summary Compensation Table below and (ii) all of our directors and executive officers as a group. Each of our directors and named executive officers currently receive mail at our office at 1101 Executive Boulevard, Chesapeake, VA 23320. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Number of Shares Beneficially Owned (1) (2) (3)	Percent of Outstanding Shares
Lawton H. Baker	55,734	*
Cassell D. Basnight	49,719	*
Jeffrey F. Benson	59,710	1.05%
Joe P. Covington, Jr.	29,662	*
E. Neal Crawford	30,149	*
Taylor B. Grissom	46,918	*
Robert M. Oman	57,076	1.01%
Elizabeth T. Patterson	90,781	1.61%
William F. Rountree, Jr.	163,448	2.86%
Dwight C. Schaubach	145,020	2.57%
Brad E. Schwartz	38,591	*
Lawrence L. Sutton	61,956	1.10%

Directors and Executive Officers as a Group (21 persons)	1,029,860	17.18%

*	Indicates ownership interest of less than 1%

(1)	Unless otherwise indicated in the footnotes, the individuals named above have sole voting and investment power over the shares beneficially owned by them. This table is based upon information supplied by officers, directors, and principal shareholders. Unless indicated in the footnotes above and subject to community property laws where applicable, we believe that each of the shareholders named above has voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Baker, 5,938 shares; Mr Benson, 5,940 shares; Mr. Oman, 23,034 shares; Mrs. Patterson, 45,097 shares; Mr. Rountree, 1,185 shares; and Mr. Sutton, 13,926 shares.

(3)	Includes shares subject to options currently exercisable as of June 30, 2008: Mr. Baker, 19,852 shares; Mr. Benson, 29,158 shares; Mr. Covington, 3,300 shares; Mr. Crawford, 20,130 shares; Mr. Grissom, 29,158 shares; Mr. Oman, 29,158 shares; Mrs. Patterson, 3,300 shares; Mr. Rountree, 76,218 shares; and Mr. Schwartz, 23,100 shares. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person listed above as a beneficial owner.

Security Ownership of Certain Beneficial Owners

As of June 30, 2008 the most recent date available, two shareholders reported beneficial ownership of 5% or more of our common stock in Schedule 13G filings with the SEC.

Name and Address	Number of Shares	Percent of Class (%)
Bay Pond Partners, L.P. and Wellington Hedge Management, LLC(1) 75 State Street Boston, MA 02109	253,440	4.49%
Wellington Management Company, LLP(2) 75 State Street Boston, MA 02109	322,740	5.72%

(1)	In a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008, Bay Pond Partners, L.P. and Wellington Hedge Management, LLC, a Massachusetts limited liability company and the sole general partner of Bay Pond, reported that each may be deemed to beneficially own 253,440 shares of our common stock and that they share voting and dispositive powers over such shares.

(2)	In a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008, Wellington Management Company, LLP reported that, in its capacity as an investment adviser, it may be deemed to beneficially own 322,740 shares of our common stock that are held of record by clients of Wellington Management. The Schedule 13G states that all of such shares are owned by its clients, none of which, to the knowledge of Wellington Management, owns more than 5% of the shares of common stock outstanding except for Bay Pond Partners, L.P. The Schedule 13G also states that Wellington exercises shared voting and dispositive power over such shares with its clients.

DIRECTOR COMPENSATION

During 2007, we paid non-employee directors for meeting attendance at a rate of $400 for monthly Monarch Bank board of director meetings and $200 for committee meetings, paid in cash or in shares of common stock at open market rates. All meetings of our board of directors were held at the same time and place as Monarch Bank board of directors meetings in 2007, with no additional compensation paid if the meetings were held on the same day. Mr. Crawford, Mr. Rountree and Mr. Schwartz, all employee directors, have not been paid any director’s fees.

As an annual retainer, each director has been granted a restricted stock award pursuant to our 2006 Equity Incentive Plan. Grants of 400 shares per non-employee director were made in 2007 on December 31, 2007 at the closing market price on the day issued. Shares vest one year from issuance. Mr. Rountree, Mr. Schwartz and Mr. Crawford, in their capacities as employees, received grants of 1,000 shares of restricted stock each on December 31, 2007, at the closing market price on the day issued, to vest five years from the date of issuance for Mr. Crawford and Mr. Schwartz and to vest in two years from the date of issuance for Mr. Rountree. Those shares are detailed further in the Grants of Plan Based Awards section of this document.

The following table sets forth certain information relating to compensation of directors as of December 31, 2007:

Director Compensation for 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
Lawton H. Baker	$5,600	$3,800	$—	$—	$9,400
Cassell D. Basnight	$10,100	$3,800	$—	$—	$13,900
Jeffrey F. Benson	$9,200	$3,800	$—	$—	$13,000
Joe P. Covington, Jr.	$8,800	$3,800	$—	$—	$12,600
Taylor B. Grissom	$10,250	$3,800	$—	$—	$14,050
Robert M. Oman	$8,800	$3,800	$—	$—	$12,600
Elizabeth T. Patterson	$3,600	$3,800	$—	$—	$7,400
Dwight C. Schaubach	$4,200	$3,800	$—	$—	$8,000
Lawrence L. Sutton	$4,600	$3,800	$—	$—	$8,400

Total	$65,150	$34,200	$—	$—	$99,350

(1)	All meeting fees are paid in cash and on a quarterly basis the accrued balances for the majority of directors are used to purchase shares of common stock on the open market on their behalf.

(2)	Each of the directors named above were granted 400 shares of restricted stock that vest December 31, 2008. The valuation is based on our stock price at December 31, 2007.

(3)	Outstanding Stock Options for non-employee directors. All are vested and all expire ten years from the date of issuance. Mr. Baker was granted 2,266 shares on 4/14/99, 3,564 shares on 9/20/00, 10,890 shares on 7/16/2003, and 3,300 shares on 9/14/2005. Mr. Benson was granted 11,405 shares on 4/14/99, 3,564 shares on 9/20/00, 10,890 shares on 7/16/2003, and 3,300 shares on 9/14/2005. Mr. Covington was granted 3,300 shares on 9/14/2005. Mr. Grissom was granted 11,405 shares on 4/14/99, 3,564 shares on 9/20/00, 10,890 shares on 7/16/2003, and 3,300 shares on 9/14/2005. Mr. Oman was granted 11,405 shares on 4/14/99, 3,564 shares on 9/20/00, 10,890 shares on 7/16/2003, and 3,300 shares on 9/14/2005. Mr. Schaubach was granted 3,300 shares on 9/14/2005.

EXECUTIVE COMPENSATION

General Compensation Philosophy

We believe that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that such compensation should assist us in attracting and retaining key executives critical to our long-term success. Compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to our performance and other factors that directly and indirectly influence shareholder value. We believe that increases in loan and deposit market share, franchise footprint, non-interest income sources, earnings per share, stock value, and net equity improves shareholder market value and, accordingly, compensation should be structured to enhance our profitability and the total return to our shareholders. To that end, it is our view that the total compensation program for executive officers should consist of the following items: Salary; Cash incentive awards, bonuses or commissions; Long-term incentive compensation; and certain other benefits. We did not hire any compensation consultants in 2007.

It is the intent of our Compensation Committee that salary and bonus levels are set based on a peer group of competitive financial services companies in our market area and also a general industry peer group of similar size and/or age banks and bank holding companies, based on available information. Where appropriate, the target position is adjusted to reflect our scale and scope, the scale and scope of the executive’s position, as well as performance relative to peer. We pay an annual cash bonus available to the named executives based on profitability. Mr. Rountree recommends bonus levels for executive officers to the Compensation Committee, and this committee then determines the bonus, if any, to be paid based on our strategic and financial performance. Monarch Capital, LLC, a subsidiary of Monarch Bank, pays commission income to those officers that generate commercial mortgage loans for sale on the secondary market. Mr. Crawford was the only named executive officer in this plan in 2007.

Retention of management talent is critical to our long-term success. Prior to 2006, the only retention tool available to us was stock options, all of which fully vested in 2005, prior to our adopting FAS 123R, Share Based Payments. Retention is now designed to be accomplished through the payment of market-based salary and bonuses, as well as with two additional compensation vehicles: the Supplemental Executive Retirement Plan and 2006 Equity Incentive Plan. The Supplemental Executive Retirement Plan implemented in 2006 vests over a period as long as 10 years, based on the executive’s retirement date. The 2006 Equity Incentive Plan provides for both incentive and non-qualified stock awards to our executive officers, directors, and key employees. The restricted stock grants that have been made by us under the 2006 Equity Incentive Plan are designed to align the executive to shareholder value growth and, through the use on multi-year vesting periods, to retain the executive as well as focus them on long-term value creation.

During 2007 the Compensation Committee determined it was in our best interest to enter into management contracts with Mr. Rountree, Mr. Schwartz, and Mr. Crawford. Mr. Rountree’s previous contract was approved in 1999 and was in need of updating. These contracts, which became effective in March 2008, guarantee certain levels of compensation for the executives, and in return all have agreed to non-competition and non-solicitation provisions should they leave the company. Should a change in control occur the contracts terminate.

Our policy on the tax deductibility of compensation for the named executive officers is to maximize the deductibility, to the extent possible, while preserving our flexibility to maintain a competitive compensation program. We expect all executive compensation paid or awarded during 2007 to be fully deductible.

Annual Compensation

The following table provides, for the fiscal years ended December 31, 2007 and December 31, 2006, information on the total compensation paid or accrued to the named executive officers- the Principal Executive Officer and our two other most highly compensated executive officers whose total compensation exceeded $100,000.

Summary Compensation Table for 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
William F. Rountree, Jr	2007	300,000	75,000		0	0	86,046	24,385	485,431
President & Chief Executive Officer	2006	250,000	100,000	4,229			77,033	20,485	451,747
Brad E. Schwartz	2007	173,000	60,000		0	0	5,259	18,792	257,051
Executive Vice President & Chief Operating & Financial Officer	2006	148,000	75,000	4,229			4,708	17,349	249,394
E. Neal Crawford(4)	2007	128,000	35,000		0	0	5,259	26,640	194,899
Norfolk President	2006	117,000	40,000	2,538			4,708	31,808	196,054

(1)	We granted restricted stock awards pursuant to our 2006 Equity Incentive Plan which was approved by shareholders at the 2006 annual meeting. All shares have been adjusted for any previous stock dividends/stock splits prior to December 31, 2007. Stock award valuations are calculated by multiplying the number of shares awarded by the closing price of the stock as of December 31 of each year. This value is then multiplied by the vesting percentage, which was less than 1% in 2007 and approximately 9% in 2006.

(2)	These amounts represent the aggregate change in the actuarial present value of each officer’s accumulated benefit under our Supplemental Executive Retirement Plan.

(3)	Includes life insurance premiums, personal use of a vehicle owned by us or vehicle allowance, 401(k) benefit match, and Mr. Crawford’s commission income (as described in Footnote (4)). See Summary Perquisite Table below for further detail by named executive officer for 2007.

(4)	Mr. Crawford received $9,234 in 2007 and $15,869 in 2006 in commission income on brokered loans sold by Monarch Capital, LLC, a wholly-owned subsidiary of Monarch Bank. Mr. Crawford qualifies for this commission income in connection with his former position as President of Norfolk Capital, LLC, which was merged into Monarch Capital, LLC in 2003. These commissions are included in the column above titled All Other Compensation ($) for Mr. Crawford.

Summary Perquisite Table

The following table provides, for the fiscal year ended December 31, 2007, information on compensation in the form of perquisites and other personal benefits paid to named executive officers.

Name and Principal Position	Auto Allowance/ Use of Company Vehicle($)	Company Contributions to 401(k) ($)	Company Contributions to Employee Stock Purchase Plan ($)	Life Insurance Premiums ($)	Commission Income Monarch Capital ($)	Total ($)
William F. Rountree, Jr. President and Chief Executive Officer	4,979	12,112	499	6,795		24,385
Brad E. Schwartz	8,400	10,005	123	264		18,792
EVP and Chief Financial & Operating Officer
E. Neal Crawford	8,400	8,321	85	600	9,234	26,640
Norfolk President

There were no severance payments or change in control payments in 2007 for any of the named executive officers.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer of us or any of our subsidiaries. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

Employment Agreement

We entered into employment agreements with Messrs. Rountree, Schwartz and Crawford on March 10, 2008. The contract for Mr. Rountree replaced his previous contract originally dated April 14, 1999. The contracts will all expire on March 10, 2011, unless terminated earlier in accordance with its provisions. Each year on the anniversary of the signing of the contracts each contract renews for a three year period, unless either party gives written notice indicating a desire to the contrary. As compensation under the agreement, the board has agreed to pay a base salary of no less than such named executive’s current base salary, and any annual bonuses that the board of directors elects to give to senior management. The board has also agreed to allow the named executives to participate in any fringe benefit or benefit plan that we may adopt, including our 2006 Equity Incentive Plan. We have also agreed to pay for a $100,000 life insurance policy on Mr. Rountree’s life for his benefit, and to provide a vehicle or vehicle allowance for each named executive’s use. The employment agreements will terminate upon death, retirement or disability. Additionally, the agreements may be terminated by us or a named executive at any time with proper notice.

Equity Grants in 2007

Our 2006 Equity Incentive Plan provides for the granting of both incentive and non-qualified stock awards to our executive officers, directors, and key employees. The following table provides information concerning equity-based awards granted to the named executive officers during 2007. There were no stock options granted to the named executive offices in 2007. There were restricted stock grants in 2007, as detailed below.

Grants of Plan-Based Awards

Name and Principal Position	Grant Date	Date of Compensation Committee Action(1)	All Other Stock Awards: Number of Shares of Stock (#)(2)	Grant date Fair Value of Stock and Option Awards ($)
William F. Rountree, Jr. President and CEO	31-Dec-07	26-Nov-07	1,000	$9,500
Brad E. Schwartz	31-Dec-07	26-Nov-07	1,000	$9,500
EVP and Chief Financial & Operating Officer
E. Neal Crawford	31-Dec-07	26-Nov-07	1,000	$9,500
Norfolk
President

(1)	The Compensation Committee approved the restricted stock grants included in this table at its November 26, 2007 meeting. In approving the grants the Committee set December 31, 2007 as the grant date.

(2)	Mr. Rountree’s restricted stock vests on December 31, 2009, or upon a change of control, whichever occurs first. The other recipients’ restricted stock vests on December 31, 2012, or upon a change of control, whichever occurs first.

Stock Option Exercises in 2007

In the table below, we list information on the exercise of stock options and the vesting of stock awards during the year ended December 31, 2007 for each of the named executive officers:

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William F. Rountree, Jr. President and Chief Executive Officer	24,000	206,904	0	0
Brad E. Schwartz	0	0	0	0
Executive Vice President and Chief Financial & Operating Officer
E. Neal Crawford	0	0	0	0
Norfolk President

Outstanding Equity Awards at Fiscal Year End 2007

The following table lists information on the holdings of unexercised stock options and unvested stock awards as of December 31, 2007 for each of the named executive officers:

	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#) (1)(2)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)
William F. Rountree, Jr. President and Chief Executive Officer	11,040	0	0	4.21	4/14/2009	4,000	38,000	0	0
	7,128	0	0	6.31	9/20/2010
	19,800	0	0	6.31	7/14/2013
	8,250	0	0	9.42	9/14/2015
Brad E. Schwartz	14,850	0	0	8.13	5/1/2014	4,000	38,000	0	0
EVP and Chief Financial & Operating Officer	8,250	0	0	9.42	9/14/2015
E. Neal Crawford	11,880	0	0	7.96	12/13/2013	2,800	26,600	0	0
Norfolk President	8,250	0	0	9.42	9/14/2015

(1)	Exercise price per share, number of unexercised options and number of unvested restricted stock shares reflect a 6:5 stock split in 2003, a 6:5 stock split in 2004, an 11:10 stock dividend in 2005, a 5:4 stock split in 2006, and a 6:5 stock split in 2007. All stock awards have been adjusted for stock splits/dividends.

(2)	Each stock grant vests at the end of a specified period ranging from two to five years, or upon a change of control, whichever occurs first. Mr. Rountree was granted 3,000 shares of restricted stock on 9/18/2006 that will vest on 9/18/2009, and was granted 1,000 shares of restricted stock on 12/31/2007 that will vest on 12/31/2009. Mr. Schwartz was granted 3,000 shares of restricted stock on 9/18/2006 that will vest on 9/18/2009, and was granted 1,000 shares of restricted stock on 12/31/2007 that will vest on 12/31/2012. Mr. Crawford was granted 1,800 shares of restricted stock on 9/18/2006 that will vest on 9/18/2009, and was granted 1,000 shares of restricted stock on 12/31/2007 that will vest on 12/31/2012.

Nonqualified Deferred Compensation

We do not offer deferred compensation benefits to the named executive officers.

Pension and Retirement Benefits

We implemented a Supplemental Executive Retirement Plan in 2006 to provide supplemental payments upon the retirement at age 65 of each named executive. Mr. Rountree will receive annual payments under the plan of $50,000 per year for 10 years, and the other named executives will each receive $30,000 per year for 10 years. Vesting in the plan occurs at 10% per year for 10 years for Messrs. Schwartz and Crawford. Mr. Rountree vests at 25% per year with the vesting accelerating to 100% once he reaches the retirement age of 65 and retires. The Supplemental Executive Retirement Plan fully vests upon our change in control based on the current present value of benefits to be received at retirement. The Supplemental Executive Retirement Plan assumes each participant retires at age 65, and uses a 5.85% discount rate and a 34% tax rate in the assumptions used to accrue for the eventual payments.

2007 Pension Benefits

	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During the Last Fiscal Year ($)
William F. Rountree, Jr.	Supplemental Executive	2	163,079	0
President and Chief Executive Officer	Retirement Plan
Brad E. Schwartz	Supplemental Executive	2	9,967	0
Executive Vice President and Chief Financial and Operating Officer	Retirement Plan
E. Neal Crawford	Supplemental Executive	2	9,967	0
Norfolk President	Retirement Plan

(1)	The number of years of credited service for each named executive officer are counted from the inception of the Supplemental Executive Retirement Plan in 2006 pursuant to its terms. Each named executive officer has actual years of service in excess of the number listed in this column.

Severance and Change in Control Benefits

The table below shows the value of our estimated payments pursuant to the employment agreements, equity plans and other non-qualified plans described below, upon a termination of employment, including our gross-up payments for the excise tax on the parachute payments upon a change of control, for the named executives. On March 10, 2008 we entered into new employment agreements with Messrs. Rountree, Schwartz and Crawford, as discussed above. The table below assumes that the new employment agreements were in place on December 31, 2007 and calculates the required payments based on the closing price of the common stock on that date. The payments represent the maximum possible payments under interpretations and assumptions most favorable to each executive officer. All termination events are assumed to occur on December 31, 2007 and termination upon a change of control is assumed to be involuntary by us or our successor. Our payments to a terminated executive may be more or less than the amounts shown in the table if the termination of employment occurs in a later year or because of contingencies contained in the various agreements and plans. In addition, certain amounts currently are vested and, thus, do not represent an increased amount of benefits.

Estimated Current Value of Severance and Change-in-Control Benefits

Name and Principal Position	Severance Amount ($)(1)	Supplemental Executive Retirement Plan Enhancement(2)	Early Vesting of Restricted Stock Awards(3)	Other ($)(4)	Estimated Tax Gross Up(5)	Total ($)
Termination of Employment by Executive For Good Reason or Company Without Just Cause
William F. Rountree, Jr.	1,273,155	—	—	98,324	—	1,371,479
Brad E. Schwartz	800,376	—	—	72,876	—	873,252
E. Neal Crawford	556,218	—	—	67,715	—	623,933
Termination of Employment by Executive Without Just Cause
William F. Rountree, Jr.	300,000	—	—	32,775	—	332,775
Brad E. Schwartz	173,000	—	—	24,292	—	197,292
E. Neal Crawford	128,000	—	—	22,572	—	150,572
Death
William F. Rountree, Jr.	150,000	—	—	16,387	—	166,387
Brad E. Schwartz	86,500	—	—	12,146	—	98,646
E. Neal Crawford	64,000	—	—	11,286	—	75,286
Company Payment upon Change in Control
William F. Rountree, Jr.	1,273,155	186,196	23,354	98,324	540,646	2,121,675
Brad E. Schwartz	712,394	185,118	23,354	72,876	247,806	1,241,548
E. Neal Crawford	503,094	185,118	17,813	67,715	176,398	950,138

(1)	Severance amount for Mr. Rountree, Schwartz and Crawford upon a termination of employment by executive for good reason or by us without just cause is, based on a December 31, 2007 effective date, equal to current salary and bonus for the period running from December 31, 2007 to the end of his current contract. If employment is terminated by the executive without just cause then one year’s salary and benefits are paid in exchange for an agreement not to compete and not to solicit our employees for a one year period. Severance for all of the named executive officers upon a change in control is equal to 2.99 times the executive’s current salary and bonus.

(2)	Upon a change in control the supplemental executive retirement plan vesting accelerates to 100% of the present value of the full retirement benefit.

(3)	Upon a change in control restricted stock grants fully vest.

(4)	Other expenses for Mr. Rountree, Mr. Schwartz and Mr. Crawford upon a termination of employment by executive with good reason or by us without cause is, based on a December 31, 2007 date, comprised of the present value of health and life insurance premiums, auto allowance, and defined contribution plan contributions for the period running from December 31, 2007 to the end of their current management contracts. If employment is terminated by the executive without just cause then one year’s benefits are paid in exchange for an agreement not to compete and not to solicit our employees for a one year period. Other expenses for all of the named executives upon a change in control is comprised of the present value of three years of health care expense, defined contribution plan contributions, auto allowances, and life insurance premiums.

(5)	Estimated tax gross up payments reimburse the named executives for any excess tax liability related to the exercise of the change in control agreements.

Before March 10, 2008 Mr. Rountree was the only named executive with an employment contract that stipulated required payments should he resign with good reason or we terminate his employment without cause. The amended employment agreement signed March 10, 2008 between Monarch Bank and Mr. Rountree includes three substantive changes to the employment agreement entered into by and between the parties on April 14, 1999 and effective as of April 14, 1999: (1) if Mr. Rountree dies while employed by us, we will continue to pay Mr. Rountree’s designated beneficiary, or his estate, as applicable, an amount equal to Mr. Rountree’s then current base salary for six months after his death; (2) if Mr. Rountree is terminated as a result of his disability as determined pursuant to the amended agreement, then certain restrictions imposed by the amended agreement shall not apply after he ceases to be employed by us, and (3) at termination Mr. Rountree is prohibited from soliciting any of our employees or any related companies’ employees for employment.

On March 10, 2008 Mr. Rountree, Mr. Schwartz, and Mr. Crawford signed employment contracts. Prior to this Mr. Schwartz and Mr. Crawford were not under contract. Under the employment agreements, termination by us “without just cause” as defined in the agreement, or by the named executive “for good reason” as defined in the agreement, entitles the executive to receive payment equal to his salary, bonuses and welfare benefits for the remainder of the term of his agreement (in both cases computed using the highest rate paid for such salary or bonus in the previous year). If the named executive terminates his employment without just cause, he is entitled to receive one year’s salary and benefits. These benefits are conditioned on a covenant not to compete or accept a position with another competing financial services company within a 35 mile radius of any of our banking offices or hire any individual employed by us for a one year term beginning on the date of departure. If the named executive dies during the term of the agreement the named beneficiary will receive six months of salary and welfare benefits.

We recognize that, as a publicly held corporation in the financial services industry, there exists the possibility of our change in the control. In order to minimize such uncertainty among senior management and to promote continuity in the event of a control change transaction, we have entered into agreements with each of the named executive officers. A “change of control” is defined with reference to a change in the composition of our board of directors, a change in the ownership of a majority of our voting stock or a sale of a majority of our assets.

We have agreements with the named executive officers that become effective upon a change in control. Under the terms of these agreements, we or our successor agree to continue the named executive officers in their employment for a term of three years after the date of a change in control. During the term of the contracts, the named executive officers will retain commensurate authority and responsibilities and compensation benefits. They will receive base salaries at least equal to that paid in the immediate prior year and bonuses at least equal to the annual bonuses paid prior to the change in control. If the employment of a named executive officer is terminated during the three years other than for cause or disability as defined in the agreement, or if a named executive officer should terminate employment because a material term of his contract is breached by us, such terminating officer will be entitled to 2.99 times the sum of his base salary, annual bonus and equivalent benefits, as well as any excess gross-up payments to account for additional tax liability on the named executive officers. We have agreed to establish and fund a trust within 10 days of a change in control to ensure payment of this contingent obligation.

Employee Benefit Plans

401(k) Plan. We have adopted a profit sharing and thrift plan qualified under Section 401(k) of the Internal Revenue Code of 1986. All of our employees may elect to participate and may contribute up to 15% of their annual salary to the 401(k) Plan. We may make a matching contribution and the amount of such matching contribution, if any, will be determined by us each year. We matched the employee’s contribution on a dollar for dollar basis for the first 6% of the employee’s contribution during 2007. Employer matching contributions are made in the form of shares of common stock, which is purchased on the open market.

Employee Stock Purchase Plan. Our Employee Stock Purchase Plan is intended to provide our eligible employees and our subsidiaries’ eligible employees an opportunity to acquire an interest in us through the purchase of shares of common stock. The Purchase Plan is designed to meet the requirements of an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. We have reserved 90,000 shares of common stock for offering to eligible employees. All of our and our subsidiaries’ employees who have met certain requirements, other than those owning stock or outstanding options representing five percent or more of the total combined voting power or value of common stock, are eligible to participate in the Purchase Plan. Employees who elect to participate in an offering may utilize an unlimited amount of their compensation for the purchase of common stock through payroll deductions. No employee, however, may purchase more than $25,000 in fair market value of common stock under the Purchase Plan in any calendar year. For 2007 the purchase price for the shares was the market value of the shares when purchased multiplied by 95%. The Purchase Plan is not subject to the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

Equity Incentive Plan. In March 2006, our board of directors adopted and, in June 2006, our shareholders approved, our 2006 Equity Incentive Plan. The purpose of the Incentive Plan is to promote our interest and the interest of our shareholders by enabling us to recruit, reward and retain employees and outside directors. The Incentive Plan is administered and interpreted by the board, unless the board chooses to delegate its administration duties to a committee of the board composed solely of two or more Non-Employee Directors as “Non-Employee” director is defined in Rule 16b-3 under the Securities Exchange Act of 1934. The number of shares of common stock that may be subject to award under the Incentive Plan may not exceed a currently adjusted 600,000 shares of the issued and outstanding common stock, to be adjusted for any additional future stock dividends/splits. In administering the Incentive Plan to employees, the board has the authority to determine the terms and conditions upon which awards may be made and exercised, to construe and interpret the Incentive Plan and to make all determinations and actions with respect to all awards under the plan. This Incentive Plan succeeded the 1999 Incentive Stock Option Plan, in which all shares under the 1999 Plan were vested as of December 31, 2005.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows certain information with respect to the Equity Compensation Plans as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:			$6.70	13,460
1999 Stock Option Plan	440,730	(1)
Equity compensation plans approved by security holders:	53,960	(2)	$12.98
2006 Equity Incentive Plan				572,800
Equity compensation plans not approved by security holders
	N/A		N/A	N/A
Total	494,690		$7.39	586,260

(1)	Consists entirely of shares of common stock underlying previously granted stock options that have not been exercised. All of these options were granted pursuant to Monarch Bank’s 1999 stock option plan, the predecessor plan to the 2006 Equity Incentive Plan.

(2)	Restricted stock awards issued pursuant to the 2006 Equity Incentive Plan.

Transactions with Management

Some of our directors and officers are at present, as in the past, customers of us and our subsidiaries, and we and our subsidiaries have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The balance of loans to directors, executive officers and their associates totaled $15,056,027 at December 31, 2007, or 41% of our equity capital at that date and totaled $4,436,223 at December 31, 2006, or 13.0% of our equity capital at that date. All loans to directors are approved at the Directors Loan Committee and ratified at the next board of directors meeting, with the director receiving the loan abstaining from the vote. Our board of directors has approved all related party transactions with members of the board of directors.

Other than as set forth above, there were no transactions during 2007 between our directors or officers and us or our subsidiaries, nor are there any proposed transactions. Additionally, there are no legal proceedings to which any director, officer or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to us.

Mr. Dwight Schaubach, a member of our board of directors, purchased 50,506 shares at $9.90 per share for a total cost of $500,009 from us in our June 6, 2008 private offering of common stock.

Related Party Transactions

We have not adopted a formal policy that covers the review and approval of related person transactions by our board of directors. The board of directors, however, does review all such transactions that are proposed to it for approval. During such a review, the board of directors will consider, among other things, the related person’s relationship to us, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction and any other material information. Our audit committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue (i) 20,000,000 shares of common stock, par value $5.00 per share, and (ii) 2,000,000 shares of preferred stock, par value $5.00 per share, which may be issued in series with such powers, designations and rights as may be established from time to time by our board of directors. As of June 30, 2008, we had issued and outstanding 5,649,975 shares of common stock held by 2,065 shareholders of record. No shares of preferred stock have been issued, and there are no current plans to issue any preferred stock.

Common Stock

Holders of shares of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available therefore. Our ability to pay dividends will be dependent upon our earnings and financial condition and certain legal requirements. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock are entitled to share ratably, after satisfaction in full of all liabilities, in all of our remaining assets available for distribution. The dividend and liquidation rights of our common stock will be subject to the rights of any preferred stock that may be issued and outstanding.

Holders of our common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of our capital stock. Additionally, holders of our common stock have no conversion or redemption rights.

Preferred Stock

Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. The board of directors is also authorized to fix before the issuance thereof the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of us.

The creation and issuance of any additional series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock. As of the date hereof, we have no current arrangements, undertakings or plans with respect to the issuance of preferred stock.

Registration Rights

Under the form of registration rights agreement that we entered into with the selling shareholders on June 6, 2008 and June 30, 2008, we granted the selling shareholders registration rights with respect to the common stock. We are obligated under the registration rights agreement to use our reasonable best efforts to cause the registration statement of which this prospectus is a part to be prepared and filed by September 1, 2008 and declared effective by December 1, 2008. We are also obligated under the registration rights agreement to keep this registration statement effective for a period ending on the earlier of (i) June 30, 2009, (ii) the date on which all shares of common stock registered pursuant to this registration statement have been sold and (iii) the first date as of which all shares of common stock registered pursuant to this registration statement may be sold without restriction pursuant to Rule 144 (or any successor thereto) promulgated under the Securities Act of 1933.

This description of the form of registration rights agreement is intended to be a summary of the terms of the agreement that are material to a purchaser of our common stock. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the registration rights provisions of the agreement.

Certain Protective Provisions

General. Our articles of incorporation and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles of incorporation and which are provided by the Virginia Stock Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and the statutory provisions contained in the Virginia Stock Corporation Act.

Staggered Board of Directors. Under our articles of incorporation, our board of directors is divided into three classes serving staggered three year terms. Therefore, it would take several years for our shareholders to replace a majority of the members of our board of directors if they so desire.

Factors to be Considered in Certain Transactions. Our articles of incorporation provide that our directors shall consider a number of factors when evaluating transactions such as tender offers or mergers with other entities. These factors include certain matters that may not be of interest to our shareholders, including the effect of the potential transaction on employees, clients and the communities in which we serve. The consideration of these factors may cause our board of directors not to pursue a particular transaction that may be of interest and financial benefit to our shareholders.

State Anti-Takeover Statutes. The Virginia Stock Corporation Act includes two anti-takeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. These statutes would be available to us only if at the time of the transaction we have 300 or more shareholders of record, as described below. We currently have in excess of 300 shareholders.

The Affiliated Transactions Statute restricts affiliated transactions between a Virginia corporation having more than 300 shareholders of record and an interested shareholder, who is a beneficial owner of more than 10% of any class of voting stock. An “affiliated transaction” is defined in the Virginia SCA as any of the following transactions with or proposed by an interested shareholder: a merger, a share exchange, certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business, certain significant securities issuances, dissolution of the corporation, or reclassification of the corporation’s securities. Under the statute, an affiliated transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by an interested shareholder during a three-year period commencing as of the date the interested shareholder crosses the 10% threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than 10% interest in advance. After the expiration of the three-year moratorium, an interested shareholder may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the outstanding shares held by disinterested shareholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia SCA and our articles of incorporation.

The Control Share Acquisitions Statute provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person’s aggregate share ownership to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless such rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or employee director of the corporation. The statute sets out procedures whereby the acquiring person may call a special shareholders’ meeting for the purpose of considering whether voting rights should be conferred. Acquisitions pursuant to a merger or share exchange to which the corporation is a party and acquisitions pursuant to a tender or exchange offer arising out of an agreement to which the corporation is a party are exempt from the statute.

An investment in our common stock will not be a deposit or savings account insured or guaranteed by the FDIC or any other government agency.

Indemnification

Our articles of incorporation provide that to the full extent permitted by the Virginia Stock Corporation Act, we are required to indemnify our directors or officers against liabilities, fines, penalties and claims imposed upon or assessed against such director or officer (including expenses relating thereto), by reason of the fact that he is or was a director or officer or is or was serving in such capacity at our request in another corporation, partnership, joint venture, trust or other entity. In addition, our board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

We have agreed to indemnify our officers and directors with respect to certain liabilities including liabilities which may arise under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any such action, suit or proceeding) is asserted by our director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication on such issue.

Limitation of Liability. The Virginia Stock Corporation Act provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia Stock Corporation Act or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Our articles of incorporation provide that to the full extent that the Virginia Stock Corporation Act permits the limitation or elimination of the liability of directors or officers, our directors or officers shall not be liable to us or our shareholders for monetary damages.

Registrar and Transfer Agent

The transfer agent for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States; a corporation (or other entity treated as a corporation for United States income tax purposes) organized under the laws of the United States, any state or the District of Columbia; an estate, the income of which is subject to U.S. federal income taxation regardless of its source; a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates or former long-term residents of the U.S.;

•	entities treated as partnerships for U.S. federal income tax purposes and the beneficial owners of any entity treated as a partnership for U.S. federal income tax purposes; or

•	persons that own, or are deemed to own, more than five percent of our company.

If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. Special rules may also apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company,” or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences materially different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the matters discussed herein, and therefore there can be no assurance that the IRS would agree with the conclusions stated herein. This discussion does not address any state, local or non-U.S. tax considerations.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

DIVIDENDS

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply to you, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF COMMON STOCK

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock except in the following situations:

•

If the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. In addition, if you are a corporation, you may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

•

If you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are met, you will generally be subject to a flat 30% withholding tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States); or

•	If the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

U.S. FEDERAL ESTATE TAX

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•

If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

SUPERVISION AND REGULATION

Bank Holding Company Act. To acquire the shares of Monarch Bank and thereby become a bank holding company within the meaning of the Bank Holding Company Act, we were required to obtain approval from, and register as a bank holding company, with the Board of Governors of the Federal Reserve System, and are subject to ongoing regulation, supervision and examination by the Federal Reserve Board. As a condition to its approval, the Federal Reserve Board required that we obtain approval of the Federal Reserve Bank of Richmond prior to incurring any indebtedness. We are required to file with the Federal Reserve Board periodic and annual reports and other information concerning our business operations and those of our subsidiaries. In addition, the Bank Holding Company Act requires a bank holding company to obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such voting shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless such acquisition is specifically authorized by the laws of that second state.

A bank holding company is prohibited under the Bank Holding Company Act, with limited exceptions, from acquiring or obtaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. An exception to these prohibitions permits a bank holding company to engage in, or acquire an interest in a company which engages in, activities which the Federal Reserve Board, after due notice and opportunity for hearing, by regulation or order, has determined is so closely related to banking or of managing or controlling banks as to be proper incident thereto. A number of such activities have been determined by the Federal Reserve Board to be permissible, including servicing loans, performing certain data processing services, and acting as a fiduciary, investment or financial advisor.

A bank holding company may not, without providing notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid, when added to the net consideration paid by the company for all purchases or redemptions by the company of its equity securities within the preceding 12 months, will equal 10% or more of the company’s consolidated net worth, unless it meets the requirements of a well capitalized and well managed organization.

Set forth below is a summary of statutes and regulations affecting companies like us. Federal and state laws and regulations provide regulatory oversight for virtually all aspects of our operations. This summary is qualified in its entirety by reference to these statutes and regulations.

General. Our subsidiary Monarch Bank is a state bank and member of the Federal Reserve System. The Federal Reserve and the Virginia Bureau of Financial Institutions regulate and monitor all significant aspects of our operations. The Federal Reserve requires quarterly reports on our financial condition, and both federal and state regulators conduct periodic examinations of us. The cost of complying with these regulations and reporting requirements can be significant. In addition, some of these regulations, such as the ability to pay dividends, impact investors directly.

For member banks like Monarch Bank, the Federal Reserve has the authority to prevent the continuance or development of unsound and unsafe banking practices and to approve conversions, mergers and consolidations. Obtaining regulatory approval of these transactions can be expensive, time consuming, and ultimately may not be successful. The opening of any additional banking offices by us will require prior regulatory approval, which takes into account a number of factors, including, among others, adequate capital to support additional expansion and a finding that public interest will be served by such expansion. While we plan to seek regulatory approval to establish additional banking offices, there can be no assurance when, or if, we will be permitted to so expand.

As a member of the Federal Reserve, we are also required to comply with rules that restrict preferential loans by us to “insiders,” require us to keep information on loans to principal shareholders and executive officers, and prohibits certain director and officer interlocks between financial institutions. Our loan operations, particularly for consumer and residential real estate loans, are also subject to numerous legal requirements as are our deposit activities. In addition to regulatory compliance costs, these laws may create the risk of liability to us for noncompliance.

Dividends. The amount of cash dividends permitted to be paid by us will depend upon our earnings and capital position and are limited by federal and state law, regulations and policy. Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under Virginia law, no dividend may be declared or paid that would impair a bank’s paid-in capital, and payments must be paid from retained earnings. Virginia banking regulators and the Federal Reserve have the general authority to limit dividends paid by us if such payments are deemed to constitute an unsafe and unsound practice.

Under current supervisory practice, prior approval of the Federal Reserve is required if cash dividends declared in any given year exceed the total of our net profits for such year, plus our retained net profits for the preceding two years. In addition, we may not pay a dividend in an amount greater than our undivided profits then on hand after deducting current losses and bad debts. For this purpose, bad debts are generally defined to include the principal amount of all loans which are in arrears with respect to interest by six months or more, unless such loans are fully secured and in the process of collection. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

FDIC Insurance. Our deposits are insured by the FDIC for a maximum of $100,000 per depositor. Individual retirement accounts are insured up to a maximum of $250,000 per depositor. For this protection, we pay a semi-annual statutory assessment and must comply with the rules and regulations of the FDIC. FDIC assessments can change, affecting our costs, depending on the solvency of the banking industry as a whole. In addition, the cost of complying with FDIC rules and regulations may negatively impact our profitability.

Bank Capital Guidelines. Federal bank regulatory authorities have adopted risk-based capital adequacy guidelines that redefine traditional capital ratios to take into account assessments of risks related to each balance sheet category, as well as off-balance sheet financing activities. This represents an effort to measure capital adequacy in a way that is more sensitive to the individual risk profiles of specific financial institutions. The risk-weighted asset base is equal to the sum of the aggregate dollar value of assets and certain off-balance sheet items (such as currency or interest rate swaps) in each of the four separate risk categories, multiplied by the risk weight assigned to each specific asset category. After the items in each category have been totaled and multiplied by the category’s risk factor, category totals are aggregated to derive the total risk-weighted assets, and the total adjusted capital base is divided by the total risk-weighted assets to derive a ratio.

Under the Federal Reserve’s current risk-based capital guidelines for member banks, we are required to maintain a minimum ratio of total capital to risk-weighted assets of eight percent, with at least four percent consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock, certain other qualifying instruments, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. In addition, the Federal Reserve requires its member banks to maintain a minimum ratio of Tier 1 capital to average total assets. This capital measure generally is referred to as the leverage capital ratio. The minimum required leverage capital ratio is four percent if the Federal Reserve determines that the institution is not anticipating or experiencing significant growth and has well-diversified risks—including no undue interest rate exposure, excellent asset quality, high liquidity and good earnings—and, in general, is considered a strong banking organization and rated Composite 1 under the Uniform Financial Institutions Rating Systems. If we do not satisfy any of these criteria, we may be required to maintain a ratio of total capital to risk-based assets of 10% and a ratio of Tier 1 capital to risk-based assets of at least six percent. We would then be required to maintain a five percent leverage capital ratio. These regulations can impact us by requiring us to hold more capital and may inhibit our ability to grow.

Affiliate Transactions and Branching. The Federal Reserve Act restricts loans, investments, asset purchases and other transactions between banks and their affiliates, including placing collateral requirements and requiring that those transactions are on terms and under conditions substantially the same as those prevailing at the time for comparable transactions with non-affiliates. Subject to receipt of required regulatory approvals, we may acquire branches without geographic restriction in Virginia, and we may acquire branches or banks or merge across state lines in most cases.

Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. We received a “Satisfactory” CRA rating in our latest CRA examination.

Other Regulations. We are subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting our income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on us in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act govern the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and disclosure of cash transactions exceeding $10,000 to the Internal Revenue Service.

USA PATRIOT Act of 2001. In October 2001, the USA PATRIOT Act was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The USA PATRIOT Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA PATRIOT Act on financial institutions of all kinds is significant and wide ranging. The USA PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The stated goals of SOX are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties in publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX is the most far-reaching U.S. securities legislation enacted since the 1930’s. SOX generally applies to all companies that, like us, file or are required to file periodic reports under the Securities Exchange Act of 1934, as amended. The required implementation of SOX for companies with less than $75 million in market capitalization has been delayed until fiscal year ending on or after December 15, 2007. We anticipate the cost of SOX compliance to have limited impact on profitability should the current implementation date not be further modified.

SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the SEC. SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

SOX addresses, among other matters, audit committees, certification of financial statements by the chief executive officer and the chief financial officer, the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the 12-month period following initial publication of any financial statements that later require restatement, a prohibition on insider trading during pension plan black out periods, disclosure of off-balance sheet transactions, a prohibition on personal loans to directors and officers (subject to certain exceptions for public companies that are financial institutions, like us), disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code, “real time” filing of periodic reports, the formation of a public accounting oversight board, auditor independence, and various increased criminal penalties for violations of securities laws.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Board. The Federal Reserve Board’s Open Market Committee implements national monetary policy in U.S. government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions’ deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

LEGAL MATTERS

The validity of the shares of our common stock offered and certain other legal matters will be passed upon for Monarch Financial Holdings, Inc. by the law firm of Williams Mullen, Virginia Beach, Virginia.

EXPERTS

Our consolidated financial statements have been audited by Goodman & Company, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room facility located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set froth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

We also maintain an Internet site at www.monarchbank.com, which contains information relating to us and our business.

INDEX TO FINANCIAL STATEMENTS

MONARCH FINANCIAL HOLDINGS, INC.

March 31, 2007 and March 31, 2008 financial statements are unaudited.

Consolidated Statements of Condition

Monarch Financial Holdings, Inc. and Subsidiaries

	Unaudited	Audited
	March 31,	December 31,
	2008	2007
ASSETS:
Cash and due from banks	$16,692,085	$8,409,011
Interest-bearing bank balances	613,776	992,539
Federal funds sold	704,120	63,000

Total cash and cash equivalents	18,009,981	9,464,550
Investment securities held-to-maturity, at cost	1,491,733	22,084,559
Investment securities available-for-sale, at fair value	8,082,514	8,873,740
Loans held for sale	30,541,322	18,792,568
Loans:
Loans, net of unearned income	461,158,472	419,153,283
Less: allowance for loan losses	(4,325,000)	(3,976,000)

Loans, net	456,833,472	415,177,283
Interest receivable	1,697,588	1,980,350
Property and equipment, net	10,283,640	9,719,217
Restricted equity securities	3,201,500	4,847,600
Bank owned life insurance	6,603,010	6,543,665
Goodwill	775,000	775,000
Intangible assets	1,130,956	1,175,599
Other assets	4,555,639	3,729,640

Total assets	$543,206,355	$503,163,771

LIABILITIES:
Deposits:
Noninterest-bearing	$69,984,627	$66,078,161
Interest-bearing	398,949,826	323,626,118

Total deposits	468,934,453	389,704,279
Borrowings:
Federal Home Loan Bank advances	23,159,219	63,531,200
Trust preferred subordinated debt	10,000,000	10,000,000

Total borrowings	33,159,219	73,531,200
Other liabilities	3,375,203	3,322,094

Total liabilities	505,468,875	466,557,573

Minority interest in subsidiaries	93,472	57,702
STOCKHOLDERS’ EQUITY:
Preferred stock, $5 par value, 2,000,000 shares authorized, none issued	—	—
Common stock, $5 par value, 20,000,000 shares authorized, issued and outstanding 4,875,865 and 4,827,505 shares, respectively	24,379,325	24,137,525
Additional paid-in capital	4,836,738	5,008,121
Accumulated earnings	8,387,912	7,419,711
Accumulated other comprehensive income (loss)	40,033	(16,861)

Total stockholders’ equity	37,644,008	36,548,496

Total liabilities and stockholders’ equity	$543,206,355	$503,163,771

Consolidated Statements of Income

Monarch Financial Holdings, Inc. and Subsidiaries

Unaudited

	3 Months Ended March 31,
	2008	2007
Interest income:
Interest and fees on loans	$7,392,560	$6,759,212
Interest on investment securities
Taxable	119,535	161,253
Interest on federal funds sold	3,500	5,086
Dividends on equity securities	59,397	36,322
Other interest income	18,090	17,317

Total interest income	7,593,082	6,979,190

Interest expense:
Interest on deposits	3,333,689	2,757,625
Interest on trust preferred subordinated debt	162,536	174,094
Interest on borrowings	504,001	277,786

Total interest expense	4,000,226	3,209,505

Net interest income	3,592,856	3,769,685
Provision for loan losses	395,102	143,000

Net interest income after provision for loan losses	3,197,754	3,626,685

Noninterest income:
Mortgage banking revenue	4,325,346	460,547
Service charges and fees	329,054	249,839
Investment and insurance commissions	287,358	245,365
Security gains, net	3,146	—
Other	103,815	90,994

Total noninterest income	5,048,719	1,046,745

Noninterest expenses:
Salaries and employee benefits	4,605,422	2,008,312
Occupancy expenses	490,776	279,948
Furniture and equipment expenses	297,590	147,207
Data processing services	167,375	153,951
Loan origination expenses	467,509	127,628
Advertising and marketing expenses	59,796	53,709
Professional fees	90,040	61,058
Virginia franchise tax	28,284	96,170
Stationery and supplies	98,946	61,709
Other	456,904	329,436

Total noninterest expenses	6,762,642	3,319,128

Income before income taxes and minority interests	1,483,831	1,354,302
Minority interest in subsidiary’s net income	(47,430)	(20,430)

Net income before income taxes	1,436,401	1,333,872
Income tax expense	(468,200)	(407,484)

Net income	$968,201	$926,388

Basic net income per share	$0.20	$0.19
Diluted net income per share	0.20	0.18

Consolidated Statements of Changes in Shareholders’ Equity

Monarch Financial Holdings, Inc. and Subsidiaries

Unaudited

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance - December 31, 2006	4,845,917	$24,229,585	$5,627,218	$4,261,537	$(109,829)	$34,008,511
Net income for three months ended March 31, 2007	—	—	—	926,388	—	926,388
Unrealized loss on available for sale securities, net of income taxes	—	—	—	—	(2,183)	(2,183)

Total comprehensive income						924,205

Stock options exercised	47,290	236,450	178,988	—	—	415,438
Stock-based compensation expense	1,200	6,000	77,803	—	—	83,803

Balance - March 31, 2007	4,894,407	$24,472,035	$5,884,009	$5,187,925	$(112,012)	$35,431,957

Balance - December 31, 2007	4,827,505	$24,137,525	$5,008,121	$7,419,711	$(16,861)	$36,548,496
Net income for three months ended March 31, 2008	—	—	—	968,201	—	968,201
Unrealized gain on available for sale securities, net of income taxes	—	—	—	—	56,894	56,894

Total comprehensive income						1,025,095

Stock-based compensation expense	48,360	241,800	(171,383)	—	—	70,417

Balance - March 31, 2008	4,875,865	$24,379,325	$4,836,738	$8,387,912	$40,033	$37,644,008

Consolidated Statements of Cash Flows

Monarch Financial Holdings, Inc. and Subsidiaries

Unaudited

	3 Months Ended March 31,
	2008	2007
Operating activities:
Net income	$968,201	$926,388
Adjustments to reconcile to net cash provided by operating activities:
Provision for loan losses	395,102	143,000
Provision for depreciation	225,359	157,993
Amortization of intangible assets	44,643	—
Accretion of discounts and amortization of premiums, net	153	(14,681)
Deferral of loan costs, net of deferred fees	(174,063)	(6,080)
Gain on disposal of asset	(10,000)	—
Stock-based compensation	70,417	42,621
Net gain on disposition of investment securities	(3,146)	—
Amortization of deferred gain	(40,862)	—
Changes in:
Loans held for sale	(11,748,754)	(619,200)
Interest receivable	282,762	21,319
Other assets	(545,577)	(323,902)
Other liabilities	129,741	(89,420)

Net cash from operating activities	(10,406,024)	238,038

Investing activities:
Purchases of held-to-maturity securities	—	(19,983,100)
Purchases of available-for-sale securities	(1,044,610)	—
Proceeds from maturities and sales of available-for-sale securities	1,917,858	2,522,054
Proceeds from maturities and calls of held-to-maturity securities	20,600,000	35,000,000
Loan originations, net of principal repayments	(42,246,304)	(17,240,474)
Purchases of property and equipment	(779,782)	(576,896)
Sale of restricted equity securities, net of redemptions	1,646,100	(228,300)

Net cash from investing activities	(19,906,738)	(506,716)

Financing activities:
Net (decrease) increase in noninterest-bearing deposits	3,906,466	(3,684,220)
Net increase in interest-bearing deposits	75,323,708	7,836,116
FHLB advances, net of repayments	(40,371,981)	(3,514,978)
Proceeds from issuance of common stock, net of issuance costs	—	243,806

Net cash from financing activities	38,858,193	880,724

CHANGE IN CASH AND CASH EQUIVALENTS	8,545,431	612,046
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,464,550	18,966,342

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,009,981	$19,578,388

SUPPLEMENTAL SCHEDULES AND CASH FLOW INFORMATION
Interest on deposits and other borrowings	$3,846,264	$3,227,896
Income taxes	$750,000	$175,000
Loans transferred to foreclosed real estate during the year	$369,076	$—

MONARCH FINANCIAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments consisting of normal recurring accruals necessary to present fairly Monarch Financial Holdings, Inc.’s financial position as of March 31, 2008; the consolidated statements of income for the three months ended March 31, 2008 and 2007; the consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2008 and 2007; and the consolidated statements of cash flows for the three months ended March 31, 2008 and 2007. These financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all of the disclosures and notes required by generally accepted accounting principles. The financial statements include the accounts of Monarch Financial Holdings, Inc. and its subsidiaries, and all significant intercompany accounts and transactions have been eliminated. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

NOTE 2. GENERAL

Monarch Financial Holdings, Inc. (“Monarch” or the “Company”) is a Virginia chartered Company that offers a full range of financial services, primarily to individuals and businesses in the Hampton Roads area of Virginia and Northeastern North Carolina as well as in other markets for mortgage originators. On June 1, 2006, the Company was created through a reorganization plan, under the laws of the Commonwealth of Virginia, in which Monarch Bank became a wholly-owned subsidiary of Monarch Financial Holdings, Inc. In addition, the number of authorized common stock shares increased to 20,000,000 and the shareholders of the Company became shareholders of the Corporation in a stock-for-stock conversion. Monarch Bank was incorporated in Virginia on May 1, 1998, and commenced operations as a commercial bank on April 14, 1999, at its main office in the Greenbrier area in Chesapeake. In addition to its main office, Monarch has eight other Virginia banking offices – in the Great Bridge area in Chesapeake, the Lynnhaven area in Virginia Beach, the Town Center area in Virginia Beach, the Oceanfront area in Virginia Beach, the Kempsville area in Virginia Beach, the Ghent area in Norfolk, and an office in downtown Norfolk. OBX Bank, a division of Monarch Bank, has one office in Kitty Hawk, North Carolina.

In August 2001, the Company formed Monarch Investment, LLC, to facilitate the sale of annuities and investment securities and services. The Company owns a 100% of Monarch Investment, LLC. The Company has invested in the formation of Bankers Investments Group, LLC, the parent company of BI Investments, LLC, a registered brokerage firm and investment advisor. BI Investments, LLC, sells non-deposit investment products in various community banks in Virginia, which are owners in Bankers Investments Group, LLC, with the Virginia Bankers Association Management Services Division. On April 30, 2008, Bankers Investment Group, LLC, and BI Investments, LLC, were merged into Infinex Financial Group (Infinex), a broker-dealer headquartered in Meriden, Connecticut, with Monarch Investment, LLC, now holding a 5.62% ownership interest in Infinex. Investment clients doing business through BI Investments, LLC, will begin using Infinex as their broker-dealer upon conversion in June of 2008.

In September 2006, Monarch Investment, LLC, formed a subsidiary titled Virginia Asset Group, LLC. Virginia Asset Group, LLC, is owned 51% by Monarch Investment, LLC, and 49% by Darin Ely, who serves as its president.

In January 2003, Monarch Investment, LLC, purchased a minority interest in Bankers Insurance, LLC, in a joint venture with the Virginia Bankers Association and many other community banks. Bankers Insurance, LLC, is a full service property/casualty and life/health agency that ranks as one of the largest agencies in Virginia. Bankers Insurance, LLC, provides insurance to Monarch Bank customers and to the general public.

In February 2004, the Company formed Monarch Capital, LLC, for the purpose of engaging in the commercial real estate brokerage business. The Company owns a 100% interest in Monarch Capital, LLC.

In July 2007 Monarch Investment, LLC, purchased a 51% ownership in Coastal Home Mortgage, LLC, from another bank. This joint venture provides residential loan services through Monarch Mortgage. The 49% ownership is shared by four individuals involved in commercial and residential construction in the Hampton Roads area.

In 2007 Monarch Investment, LLC, sold its minority interest in Bankers Title of Hampton Roads, LLC. In October 2007, Monarch Investment, LLC, formed a new title insurance company, Real Estate Security Agency, LLC, (RESA) along with TitleVentures, LLC. Monarch Investment, LLC, owns 75% of RESA and TitleVentures, LLC, owns 25%. RESA offers residential and commercial title services to the clients of Monarch Mortgage and Monarch Bank.

In May 2007, the Company expanded banking operations into northeastern North Carolina with the opening of a full service banking office in the town of Kitty Hawk, under the name of OBX Bank (OBX). OBX, which operates as a division of the Company, is lead by a local management team and a local advisory board of directors.

In June 2007, the Company announced the expansion of its mortgage operations through the acquisition of a team of experienced mortgage bankers, and the mortgage division changed its name from Monarch Home Funding to Monarch Mortgage (MM). MM originates and sells conventional, FHA, VA and VHDA residential loans and offers additional mortgage products such as construction-permanent loans for Monarch Bank’s loan portfolio. Their primary office is in Virginia Beach with additional offices in Chesapeake and Norfolk, Virginia, Rockville, Waldorf, Crofton, Annapolis and College Park, Maryland, and Rehobeth Beach, Deleware.

In March 2008, Monarch Investment, LLC, formed Home Mortgage Solutions, Inc., in the Richmond area of Virginia. Monarch Investment, LLC, owns 51% with BPRP Funding, LLC a builder/developer, owning 49%. The primary goal of Home Mortgage Solutions, Inc. is to provide mortgages to clients of the company and other mortgage clients.

NOTE 3. EARNINGS PER SHARE (“EPS”)

Basic earnings per share (EPS) excludes dilution, and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. The per share computations below have been restated for the effects of the 6-for-5 stock split in October 2007.

	3 months ended March 31,
	2008	2007
Net income (numerator, basic and diluted)	$968,201	$926,388
Weighted average shares outstanding (denominator)	4,773,545	4,827,185

Income per common share - basic	$0.20	$0.19

Average diluted shares outstanding (denominator)	4,947,754	5,076,094

Income per common share - diluted	$0.20	$0.18

The dilutive effect of stock options is 174,209 and 248,909 shares for the three months ended March 31, 2008 and 2007, respectively.

NOTE 4. FAIR VALUE ACCOUNTING

Effective January 1, 2008, the Company adopted SFAS 157 and SFAS 159. Both standards address aspects of the expanding application of fair value accounting.

Fair Value Measurements (SFAS 157)

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 – Instruments whose significant value drivers are unobservable.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Company uses to determine fair value on an instrument specific basis are detailed in the section titled “Valuation Methods”, below.

The following table presents for each of the fair value hierarchy levels, the Company’s assets and liabilities related to continuing operations which are measured at fair value on a recurring basis as of March 31, 2008:

Description	Fair Value Measurements at Reporting Date Using
	Fair Value at 3/31/2008	Quoted Prices in Active Markets for Identical Assets ( Level 1)	Significant Other Observable Inputs ( Level 2)	Significant Unobservable Inputs ( Level 3)
Assets
Investment securities - available-for-sale	$8,082,514	$—	$8,082,514	$—
Rate lock committments, net	326,485	—	326,485	—

Total Assets	$8,408,999	$—	$8,408,999	$—

The following table provides quantitative disclosures about the fair value measurements for the Company’s assets related to continuing operations which are measured at fair value on a nonrecurring basis as of March 31, 2008:

		Fair Value Measurements at Report Date Using
Description	Fair Value at March 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Real estate owned	$369,076	$—	$—	$369,076

At the time a loan secured by real estate becomes real estate owned, the Company records the property at the lower of its carrying amount or fair value. Upon foreclosure and through liquidation, the Company evaluates the property’s fair value as compared to its carrying amount and records a valuation adjustment when the carrying amount exceeds fair value. Any valuation adjustments at the time a loan becomes real estate owned is charged to the allowance for loan losses. Any subsequent valuation adjustments are recorded to earnings in the “(Losses) gains on sale of loans” line item of the Company’s consolidated statements of operations. During the quarter ended March 31, 2008, the Company recorded no losses due to valuation adjustments on real estate owned in its consolidated statements of operations.

The following table provides a summary of the impact to earnings for the quarter ended March 31, 2008 from the Company’s asset and liabilities which are measured at fair value on a recurring and nonrecurring basis:

Asset or Liability Measured at Fair Value	Fair Value Measurement Frequency	Fair Value Adjustments Included in Current Period Earnings	Statement of Operations Line Item Impacted
Rate lock commitments	Recurring	$194,346	Mortgage income adjustments
Real estate owned	Nonrecurring	—	(Losses) gains on sale of loans

Total fair value gains (losses)		$194,346

Valuation Methods

Securities – available-for-sale. Securities – available-for-sale are valued at quoted market prices, if available. For securities for which no quoted market price is available, the fair value is estimated by the company on the basis of quotes for similar instruments or other available information. Investment securities classified as available-for-sale are reported at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income. To the extent that the cost basis of investment securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss. The specific identification method is used in computing realized gains or losses.

Real estate owned. Real estate owned is carried at the lower of cost or fair value less estimated selling costs. The Company estimates fair value at the asset’s liquidation value less selling costs using management’s assumptions which are based on historical loss severities for similar assets.

Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

Under SFAS 159, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Additionally, the transition provisions of SFAS 159 permit a one-time election for existing positions at the adoption date with a cumulative-effect adjustment included in opening retained earnings and future changes in fair value reported in earnings.

At March 31, 2008, the Company has not elected to implement fair value accounting for any balance sheet items as allowed by SFAS 159.

NOTE 5. COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The only component of other comprehensive income consists of unrealized gains and losses on available-for-sale securities. The Company accounts for comprehensive income in accordance with FASB Statement No. 130, Reporting Comprehensive Income. The following is a detail of comprehensive income for the three months ended March 31, 2008 and 2007:

	Three Months Ended
	March 31
	2008	2007
Net Income	$968,201	$926,388
Change in unrealized gains (losses) on securities available-for-sale, net of tax expense	56,894	(2,183)

Total comprehensive income	$1,025,095	$924,205

Unrealized holding gains (losses) during the period	$86,204	$(3,308)
Less reclassification adjustment for losses included in income	—	—

Total other comprehensive (income) loss before income tax expense	86,204	(3,308)
Income tax expense	(29,310)	1,125

Net unrealized losses	$56,894	$(2,183)

NOTE 6. STOCK-BASED COMPENSATION

As of March 31, 2008, the Company had a stock-based compensation plan. Prior to January 1, 2006, the Company accounted for the plan under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Under these older standards no stock-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. On January 1, 2006, the Company adopted FAS Statement No. 123R “Share-Based Payment,” (FAS 123R) that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statement of income.

In May 2006, Company shareholders ratified the adoption of a new stock-based compensation plan to succeed the Monarch Bank 1999 Incentive Stock Option Plan. The new Monarch Bank 2006 Equity Incentive Plan authorizes the compensation committee to grant options, stock appreciation rights, stock awards, performance stock awards, and stock units to designated directors, officers, key employees, consultants and advisors to the Company and its subsidiaries. The Plan authorizes the Company to issue up to 630,000 split-adjusted shares of Company Common Stock plus the number of shares of Company Common Stock outstanding under the 1999 Plan. The Plan also provides that no award may be granted more than 10 years after the May 2006 ratification date.

Since May 2006, the Company has issued stock awards under the new Plan at a price equal to the stock price on the issue date with vesting periods of up to five years from issue. Total compensation costs are recognized annually on a pro-rata basis over the vesting period.

NOTE 7. SEGMENT REPORTING

Reportable segments include community banking and mortgage banking services. Community banking involves making loans to and generating deposits from individuals and businesses in the markets where the Company has offices. Mortgage banking originates residential loans and subsequently sells them to investors. The mortgage banking segment is a strategic business unit that offers different products and services. It is managed separately because the segment appeals to different markets and, accordingly, requires different technology and marketing strategies. The segment’s most significant revenue and expense is noninterest income and noninterest expense, respectively. The Company does not have other reportable operating segments. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The assets and liabilities and operating results of the Company’s other wholly owned subsidiary, Monarch Capital, LLC, is included in the mortgage banking segment. Monarch Capital, LLC, provides commercial mortgage brokerage services.

Segment information for the three months ended March 31, 2008 and 2007 is shown in the following table.

	Community Banking	Mortgage Banking	Intersegment Eliminations	Total
Three Months Ended March 31, 2008
Net interest income after provision for loan losses	$3,310,414	$(252,927)	$140,267	$3,197,754
Noninterest income	745,123	4,452,607	(149,011)	5,048,719
Noninterest expense	(3,347,358)	(3,437,034)	21,750	(6,762,642)

Net income before income taxes and minority interests	$708,179	$762,646	$13,006	$1,483,831

Three Months Ended March 31, 2007
Net interest income after provision for loan losses	$3,657,073	$(30,388)	$—	$3,626,685
Noninterest income	601,128	460,547	(14,930)	1,046,745
Noninterest expense	(2,903,899)	(458,729)	43,500	(3,319,128)

Net income before income taxes and minority interests	$1,354,302	$(28,570)	$28,570	$1,354,302

	Community Banking	Mortgage Banking	Intersegment Eliminations	Total
Segment Assets
2008	$539,316,023	$34,870,645	$(30,980,313)	$543,206,355
2007	$410,179,905	$2,046,001	$(2,748,201)	$409,477,705

NOTE 8. ACQUISITION

On August 10, 2007, the Company acquired a Maryland mortgage office plus certain other mortgage related assets from Resource Bank, a Virginia Beach based bank owned by Fulton Financial of Lancaster, Pennsylvania. The assets have been included in the consolidated financial statements since that date. The aggregate purchase price was $2.1 million, of which $53,000 in legal expense was expensed in 2007. The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

At August 10, 2007

Equipment	$22,000
Intangible assets	1,250,000
Goodwill	775,000

$2,047,000

NOTE 9. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are recorded at cost and are reviewed at least annually for impairment based on evidence of certain impairment indicators. Intangible assets with identifiable lives are amortized over their estimated useful lives. The intangible assets have a weighted-average useful life of seven years.

Information concerning goodwill and intangible assets is presented in the following table:

	Acquisition Cost	Accumulated Amortization	Ending Value
March 31, 2008
Amortizable intangible assets	$1,250,000	$119,044	$1,130,956
Goodwill	775,000	—	775,000

Amortization expense for the three month period ended March 31, 2008 totaled $44,643. Amortization expense of $74,401 was recorded in the last six months of 2007.

Estimated Amortization Expense:
For the year ended 12/31/08	$178,572
For the year ended 12/31/09	178,572
For the year ended 12/31/10	178,572
For the year ended 12/31/11	178,572
For the year ended 12/31/12	178,572
Thereafter	282,739

$1,175,599

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Monarch Financial Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Monarch Financial Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. Monarch Financial Holdings, Inc. and Subsidiaries’ management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

GOODMAN AND COMPANY

/s/ Goodman and Company

Norfolk, Virginia

March 17, 2008

MONARCH FINANCIAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS:
Cash and due from banks	$8,409,011	$9,504,743
Interest bearing bank balances	992,539	7,963,785
Federal funds sold	63,000	1,497,814

Total cash and cash equivalents	9,464,550	18,966,342
Investment securities held-to-maturity, at cost	22,084,559	38,573,804
Investment securities available-for-sale, at fair value	8,873,740	11,454,863
Loans held for sale	18,792,568	606,400
Loans, net of unearned income	419,153,283	321,263,026
Less: allowance for loan losses	(3,976,000)	(3,235,000)

Loans, net	415,177,283	318,028,026
Property and equipment, net	9,719,217	6,684,765
Restricted equity securities	4,847,600	3,750,600
Bank owned life insurance	6,543,665	6,297,151
Goodwill	775,000	—
Intangible assets	1,175,599	—
Other assets	5,709,990	3,357,624

Total assets	$503,163,771	$407,719,575

LIABILITIES:
Deposits:
Noninterest-bearing	$66,078,161	$62,685,326
Interest-bearing	323,626,118	251,428,149

Total deposits	389,704,279	314,113,475
Borrowings:
Trust preferred subordinated debt	10,000,000	10,000,000
Federal Home Loan Bank advances	63,531,200	48,075,117

Total borrowings	73,531,200	58,075,117
Other liabilities	3,322,094	1,494,853

Total liabilities	466,557,573	373,683,445

Minority interest in subsidiaries	57,702	27,619
STOCKHOLDERS’ EQUITY:
Preferred stock, $5 par value, 2,000,000 shares authorized, none issued	—	—
Common stock, $5 par value, 20,000,000 shares authorized, issued and outstanding 4,875,505 and 4,845,917 shares, respectively	24,137,525	24,229,585
Additional paid-in capital	5,008,121	5,627,218
Retained earnings	7,419,711	4,261,537
Accumulated other comprehensive income (loss)	(16,861)	(109,829)

Total stockholders’ equity	36,548,496	34,008,511

Total liabilities and stockholders’ equity	$503,163,771	$407,719,575

The accompanying notes are an integral part of these consolidated financial statements.

MONARCH FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
Interest income:
Interest and fees on loans	$29,871,135	$23,651,179	$14,684,743
Interest on investment securities
Taxable	571,318	778,669	621,076
Nontaxable	—	—	1,765
Interest on federal funds sold	27,747	209,189	50,214
Dividends on equity securities	184,879	118,331	83,362
Interest on other bank accounts	97,435	353,079	85,846

Total interest income	30,752,514	25,110,447	15,527,006

Interest expense:
Interest on deposits	12,336,289	9,931,661	5,003,867
Interest on trust preferred subordinated debt	698,331	351,231	—
Interest on borrowings	1,452,005	577,794	503,201

Total interest expense	14,486,625	10,860,686	5,507,068

Net interest income	16,265,889	14,249,761	10,019,938
Provision for loan losses	976,478	559,344	915,014

Net interest income after provision for loan losses	15,289,411	13,690,417	9,104,924

Non-interest income:
Mortgage banking income	5,151,974	2,060,700	2,062,095
Investment and insurance commissions	1,130,594	204,386	179,095
Service charges and fees	1,159,253	924,449	826,948
Security gains (losses), net	—	(29,139)	(10,841)
Gain on sale of assets	586,234	—	—
Other	351,004	425,362	92,605

Total noninterest income	8,379,059	3,585,758	3,149,902

Non-interest expenses:
Salaries and employee benefits	12,483,022	7,018,828	5,314,087
Occupancy expenses	1,386,630	1,016,671	662,960
Furniture and equipment expenses	802,203	533,215	401,224
Data processing services	628,839	562,684	481,023
Loan origination expenses	725,655	443,635	389,557
Virginia Franchise Tax	268,495	322,041	208,667
Advertising and marketing expenses	297,877	323,212	234,802
Other	2,219,684	1,649,306	1,395,591

Total noninterest expenses	18,812,405	11,869,592	9,087,911

Income before income taxes and minority interests	4,856,065	5,406,583	3,166,915
Minority interest in subsidiary’s net (income) loss	(164,582)	5,581	—

Net income before income taxes	4,691,483	5,412,164	3,166,915
Income tax expense	(1,533,309)	(1,785,706)	(1,065,084)

Net income	$3,158,174	$3,626,458	$2,101,831

Basic net income per share	$0.66	$0.76	$0.48
Diluted net income per share	$0.63	$0.72	$0.46

The accompanying notes are an integral part of these consolidated financial statements.

MONARCH FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance - December 31, 2004	3,958,471	$19,792,355	$674,091	$784,340	$(147,565)	$21,103,221
Net income for year ended December 31, 2005				2,101,831		2,101,831
Unrealized loss on securities available-for-sale, net of reclassification adjustment and income taxes					(48,228)	(48,228)

Total comprehensive income						2,053,603

Proceeds form stock offering, net of issuance cost	742,500	3,712,500	2,793,053			6,505,553
Stock dividend distribution			2,242,916	(2,251,092)		(8,176)
Stock options exercised, including tax benefit from exercise of options	22,777	113,885	28,137			142,022

Balance - December 31, 2005	4,723,748	23,618,740	5,738,197	635,079	(195,793)	29,796,223
Net income for year ended December 31, 2006				3,626,458		3,626,458
Unrealized gain on securities available-for-sale, net of reclassification adjustment and income taxes					85,964	85,964

Total comprehensive income						3,712,422

Stock-based compensation expense	27,600	138,000	(138,000)			—
Stock options exercised, including tax benefit from exercise of options	94,569	472,845	27,021			499,866

Balance - December 31, 2006	4,845,917	24,229,585	5,627,218	4,261,537	(109,829)	34,008,511
Net income for year ended December 31, 2007				3,158,174		3,158,174
Unrealized gain on securities available-for-sale, net of reclassification adjustment and income taxes					92,968	92,968

Total comprehensive income						3,251,142

Stock-based compensation expense	29,600	148,000	57,466			205,466
Stock options exercised, including tax benefit from exercise of options	76,593	382,965	286,810			669,775
Stock repurchases	(124,605)	(623,025)	(963,373)			(1,586,398)

Balance - December 31, 2007	4,827,505	$24,137,525	$5,008,121	$7,419,711	$(16,861)	$36,548,496

The accompanying notes are an integral part of these consolidated financial statements.

MONARCH FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
Operating activities:
Net income	$3,158,174	$3,626,458	$2,101,831
Adjustments to reconcile to net cash from operating activities:
Provision for loan losses	976,478	559,344	915,014
Provision for depreciation	727,969	598,111	458,448
Accretion of discounts and amortization of premiums, net	(43,253)	(51,317)	89,494
Deferral of loan costs, net of deferred fees	(54,173)	122,164	73,062
Amortization of intangible assets	74,401	—	—
Stock-based compensation	205,466	—	—
Net (gain) loss on disposition of investment securities	—	29,139	10,841
Net (gain) loss on disposition of property and equipment	(586,234)	4,240	—
Changes in:
Loans held for sale	(18,186,168)	3,647,142	(96,409)
Interest receivable	(333,371)	(439,981)	(569,425)
Other assets	(2,316,171)	(297,325)	(584,205)
Other liabilities	1,259,848	193,783	767,101

Net cash from operating activities	(15,117,034)	7,991,758	3,165,752

Investing activities:
Purchase of bank-owned life insurance	—	—	(6,000,000)
Purchases of held-to-maturity securities	(64,941,977)	(111,381,274)	(21,584,714)
Purchases of available-for-sale securities	(1,992,032)	(2,215,247)	(39,983,319)
Proceeds from maturities and calls of held-to-maturity securities	81,500,000	95,000,000	—
Proceeds from sales and maturities of available-for-sale securities	4,691,260	5,119,103	58,033,174
Loan originations, net of principal repayments	(98,071,562)	(58,128,114)	(84,428,212)
Proceeds from sale of premises and equipment	2,405,250	—	—
Purchases of premises and equipment	(4,764,180)	(3,912,032)	(674,049)
Purchase of intangible assets	(2,025,000)	—	—
Purchases of restricted equity securities, net of redemptions	(1,097,000)	(1,422,850)	22,405

Net cash from investing activities	(84,295,241)	(76,940,414)	(94,614,715)

Financing activities:
Dividends paid in lieu of fractional shares	—	—	(8,176)
Net increase in noninterest-bearing deposits	3,392,835	7,182,781	26,353,281
Net increase in interest-bearing deposits	72,197,969	33,857,590	75,343,626
Net increase (decrease) in federal funds purchased	—	(1,000)	(3,811,000)
Net proceeds from issuance of trust preferred subordinated debt	—	10,000,000	—
Net proceeds (repayments) of FHLB advances	15,456,083	21,100,092	(3,024,975)
Proceeds from issuance of common stock	449,994	499,861	6,643,083
Repurchase of common stock	(1,586,398)	—	—

Net cash from financing activities	89,910,483	72,639,324	101,495,839

CHANGE IN CASH AND CASH EQUIVALENTS	(9,501,792)	3,690,668	10,046,876
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,966,342	15,275,674	5,228,798

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,464,550	$18,966,342	$15,275,674

SUPPLEMENTAL SCHEDULES AND CASH FLOW INFORMATION
Cash paid for:
Interest on deposits and other borrowings	$14,396,083	$10,694,754	$5,445,940
Income taxes	$1,668,607	$2,671,746	$1,051,541

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations: Monarch Financial Holdings, Inc. (the “Company”) is a Virginia chartered Bank Holding Company that offers a full range of banking services, primarily to individuals and businesses in the Hampton Roads area of Virginia and Northeastern North Carolina. On June 1, 2006 the Company was created through a reorganization plan, under the laws of the Commonwealth of Virginia, in which Monarch Bank (the “Bank”) became a wholly-owned subsidiary of Monarch Financial Holdings, Inc. Monarch Bank was incorporated on May 1, 1998, and commenced operations on April 14, 1999.

In addition to banking services, the Bank originates mortgage loans in both the residential and commercial markets which are then sold on a broker basis. These services are offered under the name Monarch Mortgage and through the Bank’s 100% owned subsidiary, Monarch Capital, LLC. Investment and insurances services are provided through Virginia Asset Group, LLC, a 51% owned subsidiary formed in October 2006.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, the Bank and its subsidiaries, collectively referred to as the “Company”. All significant intercompany transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents: The Company defines cash and cash equivalents to include currency, balances due from banks (including non-interest bearing and interest bearing deposits) and federal funds sold. The Company is required to maintain certain reserve balances with the Federal Reserve Bank.

Investment Securities: Investments in debt securities classified as held-to-maturity, are stated at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investments not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

Gains and losses on the sale of securities are determined using the specific identification method. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through the valuation allowance by charges to income.

Loans: Loans are reported at their principal outstanding balance net of charge-offs, deferred loan fees and costs on originated loans, unearned income, and unamortized premiums or discounts, if any, on purchased loans. Interest income is generally recognized when income is earned using the interest method.

Allowance for Loan Losses: A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management’s evaluation of the adequacy of the allowance is based on a review of the Company’s historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of impaired loans, if applicable, are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans: Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful, or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual, if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvement, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. For financial reporting purposes, assets are depreciated using the straight-line method over their estimated useful lives. For income tax purposes, the accelerated cost recovery system and the modified accelerated cost recovery system are used.

Restricted Equity Securities: As a requirement for membership, the Company invests in the stock of the Federal Home Loan Bank of Atlanta (“FHLB”), Community Bankers Bank (“CBB”), and the Federal Reserve Bank (“FRB”). These investments are carried at cost. Due to the redemption provisions of these entities, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2007.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Credit Related Financial Instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Mortgage Banking Income: The Company derives its mortgage banking income from discounted fees, or points, collected on loans originated, premiums received on the sale of mortgage loans and their related servicing rights to investors, and other fees. The Company recognizes this income, including discount fees and points, when control over the related mortgage instrument is transferred to an investor bank. All of these components determine the gain on sale of the underlying mortgage loans to investors.

In addition, if material, the Company applies Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This standard requires that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, if material, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans.

Advertising: Advertising costs are expensed as incurred.

Income Taxes: Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Segment Reporting: Public business enterprises are required to report information about operating segments in annual financial statements and selected information about operating segments in financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has two reporting segments, one for general banking service and one for the mortgage banking operations.

Net Income Per Share: Basic earnings per share (EPS) excludes dilution, and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Reclassifications: Certain reclassifications have been made to prior year’s information to conform to the current year’s presentation.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The only component of other comprehensive income consists of unrealized gains and losses on available-for-sale securities are as follows:

	2007	2006	2005
Unrealized holding (losses) gains arising during the period	$140,861	$101,109	$(83,913)
Less reclassification adjustments for (gains) losses included in income	—	29,139	10,841

Total other comprehensive income (loss) before income tax expense	140,861	130,248	(73,072)
Income tax benefit (expense)	(47,893)	(44,284)	24,844

Net unrealized (losses) gains	$92,968	$85,964	$(48,228)

Stock Compensation Plans: In May 2006, Company shareholders ratified the adoption of a new stock-based compensation plan to succeed the Monarch Bank 1999 Incentive Stock Option Plan. The new Monarch Bank 2006 Equity Incentive Plan authorizes the compensation committee to grant options, stock appreciation rights, stock awards, performance stock awards, and stock units to designated directors, officers, key employees, consultants and advisors to the Company and its subsidiaries. The Plan authorizes the Company to issue up to 630,000 split-adjusted shares of Company common stock plus the number of shares of Company common stock outstanding under the 1999 Plan. The Plan also provides that no award may be granted more than 10 years after the May 2006 ratification date.

Prior to January 1, 2006, the Company accounted for the Monarch Bank 1999 Incentive Stock Option (the “99ISO”) plan under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. On January 1, 2006, the Company adopted FAS Statement No. 123R “Share-Based Payment,” (FAS 123R) that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statement of income.

All options under the 99ISO plan were vested on December 31, 2005 so no pro forma adjustments were necessary in 2007 or 2006. The Company’s net income and earnings per share for the year ended December 31, 2005 would have been adjusted to the pro forma amounts indicated below. For purposes of the pro forma disclosures, compensation cost for the options is expensed in the period the options are projected to vest.

	2007	2006	2005
Net income
As reported	$3,158,174	$3,626,458	$2,101,831
Less stock-based compensation expense determined under fair-value-based method for all stock options	—	—	(799,297)

Pro forma	$3,158,174	$3,626,458	$1,302,534

Net income per share
Basic
As reported	$0.66	$0.76	$0.48
Pro forma	0.66	0.76	0.29
Diluted
As reported	$0.63	$0.72	$0.46
Pro forma	0.63	0.72	0.28

The Black-Sholes option valuation model which was applied to the 99ISO plan was developed for use in estimating the fair value of traded options that had no vesting restrictions and were fully transferable. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options had characteristics significantly different from those of traded options, and because changes in the subjective input assumptions could materially affect the fair value estimate, in management’s opinion, the existing models did not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option grant under the 99ISO was estimated on the date of the grant using the Black-Sholes option-pricing model with the following weighted-average assumptions for 2005:

2005
Dividend yield	0%
Expected life in years	—
Expected forfeitures	—
Expected volatility	22%
Risk-free interest rate	3.98%
Weighted average fair value	$4.88

NOTE 2 – INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007
U.S. government agency obligations	$5,791,693	$39,882	$(12,500)	$5,819,075
Mortgage-backed securities	1,042,160	2,202	(10,401)	1,033,961
Corporate debt securities	2,066,991	—	(46,287)	2,020,704

	$8,900,844	$42,084	$(69,188)	$8,873,740

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006
U.S. government agency obligations	$6,724,209	$2,479	$(84,714)	$6,641,974
Mortgage-backed securities	2,788,102	49,019	(38,269)	2,798,852
Corporate debt securities	2,113,286	—	(99,249)	2,014,037

	$11,625,597	$51,498	$(222,232)	$11,454,863

Securities held-to-maturity consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007
U.S. government agency obligations	$22,084,559	$16,463	$(12,142)	$22,088,880

	$22,084,559	$16,463	$(12,142)	$22,088,880

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006
U.S. government agency obligations	$38,573,804	$2,556	$(21,262)	$38,555,098

	$38,573,804	$2,556	$(21,262)	$38,555,098

The amortized cost and fair value of securities by contractual maturity date at December 31, 2007 are as follows:

Securities available-for-sale:

	Amortized Cost	Fair Value
Due in one year or less	$4,323,459	$4,303,879
Due from one to five years	3,035,225	3,056,900
Due from five to ten years	1,088,082	1,064,866
Due after ten years	454,078	448,095

Total	$8,900,844	$8,873,740

Securities held-to-maturity:
	Amortized Cost	Fair Value
Due in one year or less	$21,094,545	$21,083,180
Due from one to five years	990,014	1,005,700
Due from five to ten years	—	—
Due after ten years	—	—

Total	$22,084,559	$22,088,880

The following table shows the Company’s gross unrealized losses and fair value of investment securities by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

GROSS UNREALIZED LOSSES AND FAIR VALUE

AS OF DECEMBER 31, 2007

	Less than 12 months		12 months or more		Total
Securities Description	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agency obligations	$19,984,000	$(11,422)	$2,085,780	$(13,220)	$22,069,780	$(24,642)
Mortgage backed securities	382,706	(672)	231,763	(9,729)	614,469	(10,401)
Corporate bonds	—	—	2,020,704	(46,287)	2,020,704	(46,287)

Total temporarily impaired securities	$20,366,706	$(12,094)	$4,338,247	$(69,236)	$24,704,953	$(81,330)

The Company has the ability and the intent to carry the investments noted with an unrealized loss to the final maturity of the instruments and considers these investments not to be other-than-temporarily impaired. Management intends to hold these investments until maturity due to the overall short maturity and duration of these investments, the positive credit ratings for each investment noted, and the need of the Company to continue to pledge investments for general operating purposes.

Securities with carrying values of $5,978,158 and $8,705,035 were pledged to secure treasury tax and loan, public deposits and borrowings from the Federal Home Loan Bank of Atlanta at December 31, 2007 and 2006, respectively.

Gross realized gains and losses on available-for-sale securities were:

	2007	2006	2005
Gross realized gains:
Mortgage-backed securities	—	91	—
Tax-free municipal securities	—	—	1,298

Total gross realized gains	—	91	1,298

Gross realized losses:
Mortgage-backed securities	$—	$(29,230)	$—
Tax - free municipal securities	—	—	(12,139)

Total gross realized losses	—	(29,230)	(12,139)

Net realized gains (losses)	$—	$(29,139)	$(10,841)

Proceeds from maturities, sales and calls of investment securities were $86,191,260, $100,119,103 and $58,033,174 for 2007, 2006 and 2005, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans consisted of the following at December 31:

	2007	2006
Commercial	$133,333,970	$91,344,016
Real estate
Construction	72,918,677	55,209,049
Residential (1-4 family)	80,628,994	60,801,865
Home equity lines	65,352,372	55,416,025
Multifamily	8,766,106	4,234,520
Commercial	54,570,726	50,930,589

Real estate subtotal	282,236,875	226,592,048

Loans to individuals:
Consumer and installment loans	3,554,809	3,348,441
Overdraft protection loans	63,446	68,511

Loans to individuals subtotal	3,618,255	3,416,952

Total gross loans	419,189,100	321,353,016
Allowance for loan losses	(3,976,000)	(3,235,000)
Unamortized loan costs, net of deferred fees	(35,817)	(89,990)

Total net loans	$415,177,283	$318,028,026

At December 31, 2007 and 2006, no loans were identified by the Bank as impaired. Nonaccrual loans were $81,751 and $99,931, and loans which were past due 90 days or more and still accruing interest were $332,520 and $0 at December 31, 2007 and 2006, respectively.

A summary of the activity in the allowance for loan losses account is as follows:

	Years Ended December 31,
	2007	2006	2005
Balance, beginning of year	$3,235,000	$2,685,000	$1,804,000
Provisions charged to operations	976,478	559,344	915,014
Loans charged-off	(237,689)	(13,394)	(34,014)
Recoveries	2,211	4,050	—

Balance, end of year	$3,976,000	$3,235,000	$2,685,000

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2007	2006
Buildings	$4,488,736	$2,175,303
Land	2,861,517	3,179,962
Leasehold improvements	1,030,669	825,960
Equipment, furniture and fixtures	4,496,359	3,100,555

	12,877,281	9,281,780
Less accumulated depreciation	(3,158,064)	(2,597,015)

Property and equipment, net	$9,719,217	$6,684,765

Depreciation expense of $727,969, $598,111 and $458,448 was included in occupancy and equipment expense at December 31, 2007, 2006 and 2005, respectively.

The Company has eighteen noncancellable leases for premises. The lease terms are from one to eighteen years and have various renewal dates. Rental expense was $826,527, $524,897 and $309,906 in 2007, 2006 and 2005, respectively. Minimum lease payments for succeeding years pertaining to these noncancellable operating leases are as follows:

2008	$1,153,014
2009	1,138,736
2010	942,471
2011	768,851
2012	626,336
Thereafter	191,087

$4,820,495

NOTE 5 - ACQUISITION

On August 10, 2007, the Company acquired a Maryland mortgage office plus certain other mortgage related assets from Resource Bank, a Virginia Beach based bank owned by Fulton Financial of Lancaster, Pennsylvania. The assets and results of operation have been included in the consolidated financial statements since that date. The aggregate purchase price was $2.1 million including legal expenses of $53,000. The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

At August 10, 2007

($000s)

Equipment	$22
Intangible assets	1,250
Goodwill	775

$2,047

The intangible assets have a weighted-average useful life of seven years.

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”), which was effective January 1, 2002. SFAS 142 prescribes the accounting treatment for acquired goodwill and intangible assets. The provisions of SFAS 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review based on evidence of certain impairment indicators.

Information concerning intangible assets and goodwill attributable to the Maryland mortgage office acquired on August 10, 2007 is presented in the following table:

	Gross Carrying Acquisition Cost	Accumulated Amortization	Net Carrying Ending Value
December 31, 2007
Amortizable intangible assets	$1,250,000	$74,401	$1,175,599
Goodwill	775,000	—	775,000

Amortization expense for the year ended December 31, 2007 totaled $74,401. No amortization expense was recorded in 2006.

Estimated Amortization Expense:
For the year ended 12/31/2008	$178,572
For the year ended 12/31/2009	178,572
For the year ended 12/31/2010	178,572
For the year ended 12/31/2011	178,572
For the year ended 12/31/2012	178,572
Thereafter	282,739

$1,175,599

NOTE 7 – RESTRICTED EQUITY SECURITIES

Restricted equity securities are securities that do not have a readily determinable fair value and lack a market. Therefore, they are carried at cost. The following table represents balances as of December 31, 2007 and 2006, respectively:

	2007	2006
Federal Reserve Bank Stock	$1,210,900	$881,100
Federal Home Loan Bank Stock	3,593,000	2,825,800
Community Bankers Bank Stock	43,700	43,700

Total restricted equity securities	$4,847,600	$3,750,600

NOTE 8 - DEPOSITS

Interest-bearing deposits for the years ending December 31, 2007 and December 31, 2006, as well as the scheduled maturities of time deposits as of December 31, 2007 are as follows:

	2007	2006
NOW accounts	$11,165,234	$9,758,681
Money market accounts	137,025,471	146,771,131
Savings accounts	5,373,836	6,599,692
Certificates of deposit $100,000 and over	129,809,432	57,753,540
Other time deposits	40,252,145	30,545,105

Total interest-bearing deposits	$323,626,118	$251,428,149

Year Maturing
2008	$161,898,368
2009	2,810,250
2010	4,248,093
2011	339,922
2012	764,944
Thereafter	—

$170,061,577

NOTE 9 - BORROWINGS

The Company has federal funds arrangements with three financial institutions that provide approximately $15.0 million of unsecured short-term borrowing capacity. As of December 31, 2007, there were no outstanding balances on these federal funds lines of credits. Information concerning federal funds purchased is summarized, as follows:

	2007	2006
Average balance during the year	$233,022	$84,014
Average interest rate during the year	5.01%	5.66%
Maximum month end balance during the year	$10,000	$—

The Company is a member of the Federal Home Loan Bank of Atlanta (“FHLB”) and as such, the Company may borrow funds based on criteria established by the FHLB. This line of credit would allow the Company to borrow up to 40% of assets, or approximately $201,265,500, if collateralized, as of December 31, 2007. The Company has pledged blanket liens on the 1-4 family residential loan portfolio, the home equity lines of credit/loans portfolio, and on qualifying commercial real estate loans. Investment securities with collateral fair values of $1,005,357 at December 31, 2007 and $2,768,226 at December 31, 2006 were also pledged to secure any advances. As of December 31, 2007, the Company could borrow approximately $78.8 million based upon collateral pledged. This line was reduced by $5.0 million, which has been pledged as collateral for public funds. Should the Company ever desire to increase the line of credit beyond the 40% limit, the FHLB would allow borrowings of up to 50% of total assets once the Company meets specific eligibility criteria.

As of December 31, 2007, the Company had four outstanding advances from the FHLB. Two were in the amount of $10.0 million each, the third was for $1,775,200 and the fourth advance was $41.8 million. The first advance matures on November 16, 2009 and bears interest at 4.04% as of December 31, 2007. The second advance matures November 15, 2010 and bears interest at 3.97% on December 31, 2007. The third advance matures September 28, 2015 and bears an interest rate of 4.96% on December 31, 2007. The interest rate is fixed for the term of the advance and this advance was utilized to match fund ten-year amortizing loans to clients. The fourth advance was for $41,756,000, with a rate that changes daily. That rate on December 31, 2007 was 4.40%.

Other information concerning FHLB advances is summarized below:

	2007	2006
Average balance during the year	$27,694,413	$12,978,823
Average interest rate during the year	5.20%	4.42%
Maximum month end balance during the year	$63,531,200	$48,075,117

NOTE 10 – TRUST PREFERRED SUBORDINATED DEBT

Monarch Financial Holdings Trust is a wholly-owned special purpose finance subsidiary of the Parent, operating in the form of a grantor trust (the Trust). The Trust was created in June 2006 to issue capital securities and remit the proceeds to the Company. The Company is the sole owner of the common stock securities of the Trust. On July 5, 2006 the Trust issued 10,000 shares of preferred stock capital securities with a stated value of $1,000 per share, bearing a variable dividend rate, reset per quarter, equal to LIBOR plus 1.60%. The Trust securities have a mandatory redemption date of September 30, 2036, and are subject to varying call provisions at the option of the Company beginning September 30, 2011.

The Company unconditionally guarantees the stated value of the Trust preferred stock on a subordinated basis. Through an intercompany lending transaction, proceeds received by the Trust from the sale of securities were lent to the Company for general corporate purposes.

The Trust preferred stock is senior to the Company’s common stock in event of claims against Monarch, but is subordinated to all senior and subordinated debt securities. The shares of the Trust preferred stock are capital securities, which are distinct from the common stock or preferred stock of the Company, and the dividends thereon are tax-deductible. Dividends accrued for payment by the Trust are classified as interest expense on long-term debt in the consolidated statement of operations of the Company. The Trust preferred stock is shown as “Trust preferred subordinated debt” and classified as a liability in the consolidated balance sheets.

NOTE 11 - INCOME TAXES

The principal components of income tax expense for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Current
Federal	$(2,221,918)	$(2,011,621)	$(1,538,496)
State	—	(24,710)	—

	(2,221,918)	(2,036,331)	(1,538,496)

Deferred
Federal	688,609	250,625	473,412
State	—	—	—

	688,609	250,625	473,412

Total
Federal	(1,533,309)	(1,760,996)	(1,065,084)
State	—	(24,710)	—

	$(1,533,309)	$(1,785,706)	$(1,065,084)

Differences between income tax expense calculated at the statutory rate and that shown in the statement of income for 2007, 2006 and 2005 are summarized, as follows:

	2007	2006	2005
Federal income tax expense at statutory rate	$(1,595,104)	$(1,840,138)	$(1,076,749)
Tax effect of:
BOLI cash surrender value increase	83,815	81,805	19,226
Tax-exempt interest	—	—	120
Other	(22,020)	(27,373)	(7,681)

Income tax expense	$(1,533,309)	$(1,785,706)	$(1,065,084)

The Company has the following deferred tax assets and liabilities at December 31, 2007 and 2006:

	December 31,
	2007	2006
Deferred tax assets:
Bad debts	$1,256,736	$924,733
Unrealized depreciation on securities	10,244	60,549
Premium amortization on securities	52,859	61,263
Deferred gain	277,868	—
Other	78	—

Total deferred tax assets	1,597,785	1,046,545

Deferred tax liabilities:
Fixed assets	(20,360)	(11,435)
Accrual to cash basis conversion	—	(67,001)
Other	—	(28,988)

Total deferred tax liabilities	(20,360)	(107,424)

Net deferred tax assets	$1,577,425	$939,121

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, effective January 1, 2007. FIN 48 provides a comprehensive model for how the Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken of expects to take on its tax return. The Company does not have any unrecognized tax benefits as defined by FIN 48 and therefore there was no effect on the Company’s financial position of results of operations as a result of implementing FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few possible exceptions, the Company is no longer subject to U.S. or state income tax examinations by tax authorities for the years before 2004.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company has outstanding at any time a significant dollar amount of commitments to extend credit. To accommodate major customers, the Company also provides standby letters of credit and guarantees to third parties. Those arrangements are subject to strict credit control assessments. Guarantees and standby letters of credit specify limits to the Company’s obligations. The amounts of loan commitments, guarantees and standby letters of credit are set out in the following table as of December 31, 2007 and 2006. Because many commitments and almost all standby letters of credit and guarantees expire without being funded, in whole or in part, the contract amounts are not estimates of future cash flows. The majority of commitments to extend credit have terms up to one year. Interest rates on fixed-rate commitments range from 6.0% to 21.0%. All of the guarantees written and the standby letters of credit at December 31, 2007 expire during 2008.

	2007		2006
	Variable Rate Commitments	Fixed Rate Commitments	Variable Rate Commitments	Fixed Rate Commitments
Commitments to grant loans	$65,696,979	$2,537,273	$55,050,094	$708,325
Unfunded commitments under lines of credit and similar arrangements	$172,698,437	$1,303,794	$103,554,347	$525,413
Standby letters of credit and guarantees written	$6,225,025	$—	$4,697,633	$—

Loan commitments, standby letters of credit and guarantees written have off-balance-sheet credit risk because only origination fees and accruals for probable losses, if any, are recognized in the statement of financial position, until the commitments are fulfilled or the standby letters of credit or guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that, in accordance with the requirements of FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, collateral or other security is of no value. The Company’s policy is to require customers to provide collateral prior to the disbursement of approved loans. For retail loans, the Company usually retains a security interest in the property or products financed, which provides repossession rights in the event of default by the customer. For business loans and financial guarantees, collateral is usually in the form of inventory or marketable securities (held in trust) or property (notations on title).

Concentrations of credit risk (whether on or off balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty. A geographic concentration arises because the Company operates primarily in southeastern Virginia.

The credit risk amounts represent the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The Company has experienced little difficulty in accessing collateral when required. The amounts of credit risk shown, therefore, greatly exceed expected losses, which are included in the allowance for loan losses.

Various legal claims also arise from time to time in the normal course of business that, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 13 - STOCK COMPENSATION AND BENEFIT PLANS

At December 31, 2005, the Company had fixed stock compensation plans for its officers, employees, and directors called the Monarch Bank 1999 Incentive Stock Option Plan (“99ISO”). All options have ten-year terms, and vest over periods determined on the issuance date. Pursuant to terms of the plan, the option exercise price equals or exceeds the market price of the stock as of the date the option is granted. The Company vested all options outstanding on December 31, 2005, and recognized an expense of $2,405 on December 31, 2005. This estimated expense will be adjusted over the remaining option terms to account for forfeitures. The Company will not issue any additional grants under this plan.

The following is a summary of the Company’s stock option activity, and related information. All shares and per share prices have been restated for stock splits and dividends in the years presented:

	2007			2006		2005
Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - Beginning of year	517,323	$6.58		620,495	$6.41	500,269	$5.52
Granted	—	—		—	—	149,933	9.33
Exercised	(76,593)	5.88		(94,568)	5.28	(22,777)	6.04
Forfeited	—	—		(8,604)	8.67	(6,930)	6.32

Outstanding - End of year	440,730	$6.70	1,234,044	517,323	$6.58	620,495	$6.41

Options exercisable at year-end	440,730	$6.70	1,234,044	517,323	$6.58	620,495	$6.41

Weighted average fair value per option granted during year		$—			$—		$9.28

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $544,876, $845,889, and $76,842, respectively. All options granted in relation to the 99ISO plan were fully vested at December 31, 2005.

Cash received for option exercise under share-based payment arrangements for 2007, 2006 and 2005 was $449,994, $499,866, and $145,031, respectively. No tax deductions from option exercise of the share-based payment arrangements were received in 2006. A tax benefit of $219,781 and $4,492 were recognized in 2007 and 2005.

Other information pertaining to options outstanding at December 31, 2007 is as follows:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (Years)	Average Exercise Price
$4.21 to $9.42	440,730	4.2	$ 6.70

In May 2006, Company shareholders approved the adoption of a new stock-based compensation plan to succeed the 99ISO. The new 2006 Equity Incentive Plan (“2006EIP”) authorizes the compensation committee to grant options, stock appreciation rights, stock awards, performance stock awards, and stock units to designated directors, officers, key employees, consultants and advisors to the Company and its subsidiaries. The Plan authorizes the Company to issue up to 630,000 split-adjusted shares of Company Common Stock plus the number of shares of Company Common Stock outstanding under the 1999 Plan. The Plan also provides that no award may be granted more than 10 years after the May 2006 ratification date.

On September 18, 2006, the Company issued its first stock awards under the new Plan at a price equal to the stock price on that date with vesting periods of up to three years from issue. Total compensation costs will be recognized over the vesting period.

A summary of the status of the Company’s nonvested shares in relation to its restricted stock awards as of December 31, 2007 and 2006, and changes during the years ended December 31, 2007 and 2006, is presented below; the weighted average price is the weighted average fair value at the date of grant:

	2007		2006
Restricted Share Awards	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding - Beginning of year	27,600	$14.50	—	$—
Granted	30,680	10.34	27,600	14.50
Vested	(3,240)	14.50	—	—
Forfeited	(1,080)	14.50	—	—

Outstanding - End of year	53,960	$13.01	27,600	$14.50

As of December 31, 2007, there was $449,526 of total unrecognized cost related to the nonvested share-based compensation arrangements granted under the 2006EIP. That cost is expected to be recognized over a weighted-average period of 3.4 years.

Other information pertaining to restricted stock at December 31, 2007 is as follows:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (Years)
$5.00 to $10.00	23,600	8.3
$10.01 to $15.00	30,360	8.3

	53,960

The Company has a 401(k) defined contribution plan applicable to all eligible employees. Contributions to the plan are made at the employee’s election. Employees may contribute up to 15% of their salaries up to IRS limits. The Company began making contributions in April 2001. The Company matched 100% of the first 6.0% of employee contributions in 2006 and 2005. The Company’s expense for 2007, 2006 and 2005 was $436,524, $263,436, and $222,489, respectively.

NOTE 14 - RELATED PARTY TRANSACTIONS

The Company has loan transactions with its executive officers and directors, and with companies in which the executive officers and directors have a financial interest. A summary of related party loan activity is as follows during 2007.

Balance, December 31, 2006	$4,436,223
Originations	15,054,063
Repayments	(4,434,259)

Balance, December 31, 2007	$15,056,027

New commitments to extend credit and letters of credit to related parties amounted to $6,501,000, $377,000 and $1,000,000 at December 31, 2007, 2006 and 2005, respectively.

NOTE 15 - REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components (such as interest rate risk), risk weighting, and other factors.

	Actual		For Capital Adequacy Purposes		To Be Well Capital- ized Under Prompt Corrective Action
	Amounts	Ratio	Amounts	Ratio	Amounts	Ratio
	(Dollars in Thousands)
As of December 31, 2007
Total Risk-Based Capital Ratio	$48,590	10.05%	$38,678	8.00%	$48,348	10.00%
(Total Risk-Based Capital to Risk-Weighted Assets)
Tier 1 Risk-Based Capital Ratio	$44,614	9.22%	$19,358	4.00%	$29,033	6.00%
(Tier 1 Capital to Risk-Weighted Assets)
Tier 1 Leverage Ratio	$44,614	9.56%	$18,668	4.00%	$23,334	5.00%
(Tier 1 Capital to Average Assets)
As of December 31, 2006
Total Risk-Based Capital Ratio	$47,359	13.07%	$28,987	8.00%	$36,234	10.00%
(Total Risk-Based Capital to Risk-Weighted Assets)
Tier 1 Risk-Based Capital Ratio	$44,124	12.18%	$14,494	4.00%	$21,684	6.00%
(Tier 1 Capital to Risk-Weighted Assets)
Tier 1 Leverage Ratio	$44,124	12.21%	$14,456	4.00%	$18,070	5.00%
(Tier 1 Capital to Average Assets)

The Bank, as a Virginia banking corporation, may pay dividends only out of retained earnings. In addition, regulatory authorities may limit payment of dividends by any bank, when it is determined that such limitation is in the public interest and necessary to ensure financial soundness of the Bank.

Quantitative measures established by regulation to ensure capital adequacy require that the Bank maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007 the Bank was categorized as “well capitalized”, the highest lever of capital adequacy. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. The Bank’s actual capital amounts and ratios are also presented in the table as of December 31, 2007 and 2006.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair value of the Bank’s financial instruments at December 31, 2007 and 2006. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than through a forced or liquidation sale. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$9,464,550	$9,464,550	$18,966,342	$18,966,342
Investment securities	30,958,299	30,962,620	50,028,667	50,009,961
Mortgage loans held for sale	18,792,568	18,792,568	606,400	606,400
Loans (net)	415,177,283	414,750,235	318,028,026	315,826,300
Accrued interest receivable	1,980,350	1,980,350	1,646,979	1,646,979
Restricted equity securities	4,847,600	4,847,600	3,750,600	3,750,600
Financial Liabilities
Deposit liabilities	$389,704,279	$387,942,808	$314,113,475	$312,091,358
Total borrowings	73,531,200	73,775,419	58,075,117	58,075,036
Accrued interest payable	419,751	419,751	325,305	325,305

Estimation of Fair Values

The following notes summarize the significant assumptions used in estimating the fair value of financial instruments:

Short-term financial instruments are valued at their carrying amounts included in the Bank’s balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and short-term borrowings.

Loans are valued on the basis of estimated future receipts of principal and interest, which are discounted at various rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans, such as motor vehicle loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved.

Investment securities are valued at quoted market prices if available. For unquoted securities, the fair value is estimated by the Bank on the basis of financial and other information.

Restricted equity securities are estimated based on the basis of financial and other information.

The fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of short- term borrowings is based on discounting expected cash flows at the interest rate of debt with the same or similar remaining maturities and collateral requirements.

The carrying amounts of accrued interest approximate fair value.

It is not practicable to separately estimate the fair values for off-balance-sheet credit commitments, including standby letters of credit and guarantees written, due to the lack of cost-effective reliable measurement methods for these instruments.

NOTE 17 - EARNINGS PER SHARE RECONCILIATION

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	2007	2006	2005
Net income (numerator, basic and diluted)	$3,158,174	$3,626,458	$2,101,831
Weighted average shares outstanding (denominator)	4,814,738	4,759,448	4,388,720

Income per common share - basic	$0.66	$0.76	$0.48

Weighted average shares - diluted (denominator)	5,019,221	5,026,364	4,583,951

Income per common share - diluted	$0.63	$0.72	$0.46

The dilutive effect of stock options is 204,483, 266,916, and 195,231 shares for 2007, 2006, and 2005 respectively.

NOTE 18 - SEGMENT REPORTING

Reportable segments include community banking and retail mortgage banking services. Community banking involves making loans to and generating deposits from individuals and businesses in the markets where the Bank has offices. Retail mortgage banking originates residential loans and subsequently sells them to investors. The mortgage banking segment is a strategic business unit that offers different products and services. It is managed separately because the segment appeals to different markets and, accordingly, requires different technology and marketing strategies. The segments most significant revenue and expense is non-interest income and non-interest expense, respectively. The Bank does not have other reportable operating segments. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The assets and liabilities and operating results of the Bank’s other wholly owned subsidiary, Monarch Capital, LLC, is included in the mortgage banking segment. Monarch Capital, LLC, provides commercial mortgage brokerage services.

Segment information for the years 2007, 2006, and 2005 is shown in the following table. The “Other” column includes corporate related items, results of insignificant operations and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.

Selected Financial Information

	Commercial and Other Banking	Mortgage Banking Operations	Intersegment Eliminations	Total
Year Ended December 31, 2007
Net interest income after provision for loan losses	$15,577,809	$(288,398)	$—	$15,289,411
Noninterest income	2,333,291	5,152,074	893,694	8,379,059
Noninterest expenses	(12,932,207)	(6,013,448)	133,250	(18,812,405)

Net income before income taxes and minority interest	$4,978,893	$(1,149,772)	$1,026,944	$4,856,065

Year Ended December 31, 2006
Net interest income after provision for loan losses	$13,850,073	$(159,656)	$—	$13,690,417
Noninterest income	1,692,675	2,060,700	(167,617)	3,585,758
Noninterest expenses	(10,160,871)	(1,882,721)	174,000	(11,869,592)

Net income before income taxes and minority interest	$5,381,877	$18,323	$6,383	$5,406,583

Year Ended December 31, 2005
Net interest income after provision for loan losses	$9,272,256	$(167,332)	$—	$9,104,924
Noninterest income	1,308,598	2,062,095	(220,791)	3,149,902
Noninterest expenses	(7,413,939)	(1,847,972)	174,000	(9,087,911)

Net income before income taxes and minority interest	$3,166,915	$46,791	$(46,791)	$3,166,915

Segment Assets
2007	$503,060,106	$22,851,897	$(22,748,232)	$503,163,771
2006	$408,338,386	$1,391,334	$(2,010,145)	$407,719,575

NOTE 19 - CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION

On June 1, 2006, a parent corporation, Monarch Financial Holdings, Inc. was formed through a reorganization plan under the laws of the Commonwealth of Virginia. With this reorganization, Monarch Bank became a wholly-owned subsidiary of Monarch Financial Holdings, Inc.

The condensed financial position as of December 31, 2007 and December 31, 2006 and full year 2007 and the condensed partial-year 2006 results of operations and cash flows for Monarch Financial Holdings, Inc., parent company only, are presented below.

CONDENSED BALANCE SHEET

	December 31, 2007	December 31, 2006
ASSETS
Investment in Monarch Bank	$47,684,900	$44,014,034
Investment in Trust	310,000	310,000
Other assets	—	3,903

Total assets	$47,994,900	$44,327,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floating rate subordinated debenture (trust preferred securities)	$10,310,000	$10,310,000
Due to Monarch Bank	1,136,404	—
Other liabilities	—	3,903
Total shareholders’ equity	36,548,496	34,014,034

Total liabilities and stockholders’ equity	$47,994,900	$44,327,937

CONDENSED INCOME STATEMENT

	December 31, 2007	June 1, 2006 through December 31, 2006
INCOME
Dividends from subsidiaries	$702,235	$351,231
Dividend from nonbank subsidiary	21,769	—

Total income	724,004	351,231

EXPENSES
Interest on borrowings	724,004	351,231

Total expenses	724,004	351,231

INCOME BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES	—	—
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES	3,158,174	2,276,845

NET INCOME	$3,158,174	$2,276,845

CONDENSED STATEMENTS OF CASH FLOWS

	December 31, 2007	June 1, 2006 through December 31, 2006
Operating activities:
Net income	$3,158,174	$2,276,845
Adjustments to reconcile net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(3,158,174)	(2,276,845)
Changes in:
Interest receivable and other assets	3,903	(3,903)
Due to Monarch Bank	1,136,404	—
Interest payable and other liabilities	(3,903)	3,903

Net cash from operating activities:	1,136,404	—

Investing activities:
Investment in Monarch Bank	—	(10,459,475)

Net cash from investing activities:	—	(10,459,475)

Financing activities:
Net proceeds from issuance of trust preferred subordinated debt	—	10,000,000
Repurchase of common stock	(1,586,398)
Proceeds from issuance of common stock	449,994	459,475

Net cash from financing activities:	(1,136,404)	10,459,475

CHANGE IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$—

Supplemental disclosure of non-cash investing and financing activities:

Monarch Financial Holdings, Inc., acquired all of the outstanding shares and net assets of Monarch Bank in an exchange of shares on June 1, 2006.

NOTE 20 – QUARTERLY CONDENSED STATEMENT OF INCOME - UNAUDITED

The following table sets for the results of operations for the four quarters unaudited of 2007, 2006, and 2005. All per share amounts have been adjusted for all prior stock splits and dividends.

	Quarter Ended
	Dec 2007	Sept 2007	Jun 2007	Mar 2007
Interest income	$8,299,759	$8,014,100	$7,459,465	$6,979,190
Interest expense	3,942,173	3,923,603	3,411,344	3,209,505
Net interest income	4,357,586	4,090,497	4,048,121	3,769,685
Provision for loan losses	332,960	384,518	116,000	143,000
Noninterest income	3,880,544	2,205,501	1,246,269	1,046,745
Noninterest expense	6,116,987	5,435,433	3,940,857	3,319,128
Income before provision for income taxes	1,788,183	476,047	1,237,533	1,354,302
Minority interests in subsidiary (net income) loss	(67,281)	(38,296)	(38,575)	(20,430)
Provision for income taxes	589,772	124,290	411,763	407,484

NET INCOME	$1,131,130	$313,461	$787,195	$926,388

Basic earnings per share	$0.24	$0.07	$0.16	$0.19
Diluted earnings per share	$0.23	$0.06	$0.15	$0.19

	Quarter Ended
	Dec 2006	Sept 2006	Jun 2006	Mar 2006
Interest income	$6,980,555	$6,793,448	$6,002,953	$5,333,491
Interest expense	3,091,476	3,082,526	2,518,199	2,168,485
Net interest income	3,889,079	3,710,922	3,484,754	3,165,006
Provision for loan losses	77,100	207,100	178,887	96,257
Noninterest income	983,260	848,397	847,664	906,437
Noninterest expense	3,271,281	2,935,369	2,885,546	2,777,396
Income before provision for income taxes	1,523,958	1,416,850	1,267,985	1,197,790
Minority interests in subsidiary (net income) loss	5,581	—	—	—
Provision for income taxes	512,983	464,250	418,107	390,366

NET INCOME	$1,016,556	$952,600	$849,878	$807,424

Basic earnings per share	$0.21	$0.20	$0.18	$0.17
Diluted earnings per share	$0.20	$0.19	$0.17	$0.16

	Quarter Ended
	Dec 2005	Sept 2005	Jun 2005	Mar 2005
Interest income	$4,863,615	$4,110,876	$3,470,174	$3,082,341
Interest expense	1,890,164	1,439,570	1,166,349	1,010,984
Net interest income	2,973,451	2,671,306	2,303,825	2,071,357
Provision for loan losses	272,743	242,771	226,500	173,000
Noninterest income	910,187	882,160	729,797	627,758
Noninterest expense	2,501,676	2,430,173	2,192,450	1,963,612
Income before provision for income taxes	1,109,219	880,522	614,672	562,503
Minority interests in subsidiary (net income) loss	—	—	—	—
Provision for income taxes	366,067	297,346	211,021	190,650

NET INCOME	$743,152	$583,176	$403,651	$371,853

Basic earnings per share	$0.16	$0.14	$0.09	$0.09
Diluted earnings per share	$0.15	$0.13	$0.09	$0.09

July 22, 2008

774,110 Shares

Common Stock

Prospectus

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 17, 2008

MONARCH FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Virginia	000-52032	20-4985388
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Executive Boulevard Chesapeake, Virginia	23320
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (757) 389-5111

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure and Item 2.02. – Results of Operations and Financial Condition

On July 17, 2008 the Company released an press release detailing quarterly financial performance for the period ending June 30, 2008. A copy of the release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

99.1	Press Release related to earnings release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONARCH FINANCIAL HOLDINGS, INC.

Date: July 22, 2008	/s/ Brad E. Schwartz
Brad E. Schwartz,
Executive Vice President Chief Financial & Operating Officer

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Exhibit 99.1

MONARCH FINANCIAL REPORTS RECORD EARNINGS

Chesapeake, VA - Monarch Financial Holdings, Inc. (Nasdaq: MNRK), the bank holding company for Monarch Bank, reported record second quarter net income, record year to date net income and continued strong loan growth . Net income was $927,027 for the second quarter of 2008, up 17.8% from the second quarter of 2007 when net income was $787,195. For the first six months of 2008 net income was $1,895,228, compared to $1,713,583 for the same period in 2007, a 10.6% increase. Our 2008 annualized return on average equity (ROE) was 9.73% for the second quarter and 10.10% for the first six months, both ratios ahead of the previous year. Diluted earnings for the second quarter were $0.18 per share, compared to $0.15 the previous year, a 20% increase. Year-to-date 2008 diluted earnings per share were $0.38, compared to $0.33 the previous year.

“Despite all the negative news about banks in the media, we are pleased to report record results and continued balance sheet growth. Our Monarch Mortgage and Virginia Asset Group operations continue to contribute to our results during this time of compressed margins,” stated William ‘Tree’ Rountree, President and Chief Executive Officer. “We report a low level of problem loans, with our non-performing assets declining over the small amount reported last quarter. As we have always done, we will work with our clients as their financial advisor during this economic cycle and will not negatively react like many of our larger competitors have done recently. We remain focused on building a safe and sound company based on our capitalization and performance, which we think will differentiate us from our competition”.

Total assets at June 30, 2008 grew to $578.6 million, up $35.4 million for the quarter and up $151.1 million or 36.9% from the same period in 2007. Total loans increased $129.8 million to $487.4 million, up 36.3% from the same period in 2007. Deposits increased $121.6 million to $464.5 million, up 35.5% from the same period in 2007.

The Bank’s capital position remains strong with tier one regulatory capital growing to $55.3 million at June 30, 2008, which includes $10 million in trust preferred subordinated debt. On June 30, 2008, we announced the sale of an additional $7.2 million in common stock to boost the capital position and strength of the company. Monarch is ranked as highly capitalized in all categories, the highest rating given for capital adequacy.

With the one additional rate cut in April, followed by an unprecedented decline in rates year to date, our asset growth could not offset the rate decline’s effect on interest income. In addition, the competitiveness for deposits has kept deposit rates at a high level relative to loan rates. These two factors, along with the time lag in repricing time deposits, contributed to an 11.1% decline in net interest income in the second quarter and an 8.0% decline year to date for 2008. The consolidated net interest margin for the second quarter of 2008 was 2.96%, down from 4.46% in the same period of 2007. The expansion of mortgage operations was strategically designed to serve as an interest rate hedge for our asset-sensitive balance sheet, and it has performed well.

Asset quality remained strong by every measure with no loans past due 90 days or more at June 30, 2008, down from the previous quarter. The company expensed $369,930 in provision for loan losses in the second quarter of 2008, compared to only $116,000 in the same period of 2007. This increase was driven by higher loan growth and more aggressive charge-offs. The reserve for loan losses of $4.6 million represents 0.95% of total loans as of June 30, 2008. There were four non-performing assets at June 30, 2008 totaling $644,000 which represents 0.11% of total assets, well below our peer banks and lower than the $945,000 we reported at March 31, 2008. This included one small non-accrual loan, one non-accrual loan secured by real estate, and two residential properties we are currently marketing, one of which is insured by private mortgage insurance. We have adjusted the values on these assets with no additional losses expected upon their sale or disposition.

Mortgage loan applications were $234 million in the second quarter of 2008, with $150 million in loans closed resulting in significant profit contributions during the quarter. Year to date we have closed $305 million in mortgage loans. Monarch Mortgage is focused on the retail A-paper mortgage market and does not participate in the sub-prime mortgage market. Monarch does not hold any sub-prime mortgage loans or related securities, and because the company began expansion after the sub-prime meltdown, no sub-prime repurchases are expected.

Non-interest income in 2008 increased 347% for the second quarter and 363% year to date from the same period in 2007 to $5,568,835. Mortgage banking revenue, as detailed above, was the primary contributor. Virginia Asset Group and Monarch Investment, our investment and insurance group, reported revenues that were up 51.6% for the second quarter of 2008, and up 35.2% for the year compared to 2007 results. Other contributors to our growth in non-interest income were additional bank fees driven by deposit growth, the gain on the merger of BI Investments, LLC into Infinex Financial, LLC, and gains from the sale of other real estate.

Non-interest expense increased, with the majority of the increase related to the expansion of mortgage operations. Operating expenses in 2008 also grew compared to the same period of 2007 due to the opening of our first OBX Bank office in May of 2007, and the hiring of additional bankers and other critical staffing positions to support our growth. OBX Bank has grown to over $40 million in loans and deposits since opening in May 2007 and has been well received by that market.

Monarch Financial Holdings, Inc. is the one-bank holding company for Monarch Bank. Monarch Bank is a community bank with two offices in Chesapeake, four offices in Virginia Beach, and two offices in Norfolk, Virginia. OBX Bank, a division of Monarch Bank, operates one office in Kitty Hawk, North Carolina. Services are also provided through over fifty ATMs located in the South Hampton Roads area and the Outer Banks of North Carolina, and “Monarch Online” consumer and business internet banking (monarchbank.com and OBXBank.com). Monarch Mortgage and our affiliated mortgage companies have eleven offices with locations in Chesapeake, Norfolk, Virginia Beach (2), and Richmond, Virginia as well as Rockville (2), Waldorf, Crofton and College Park, Maryland, and Rehoboth Beach, Delaware. Our subsidiaries/divisions include Monarch Bank, OBX Bank, Monarch Mortgage (secondary mortgage origination), Coastal Home Mortgage, LLC (secondary mortgage origination), Home Mortgage Solutions, LLC (secondary mortgage origination), Virginia Asset Group, LLC (investment and insurance solutions), Real Estate Security Agency, LLC (title agency) and Monarch Capital, LLC (commercial mortgage brokerage). The shares of Monarch Financial Holdings, Inc. are publicly traded on the Nasdaq Capital Market under the symbol “MNRK”.

This press release may contain “forward-looking statements,” within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Company and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario: significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Company’s most recent Form 10-K and 10-Q reports and other documents filed with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

##

Contact:	Brad E. Schwartz – (757) 389-5111, www.monarchbank.com
Date:	July 17, 2008

Consolidated Balance Sheets

Monarch Financial Holdings, Inc. and Subsidiaries

(In thousands)

Unaudited

	June 30
	2008	2007
ASSETS:
Cash and due from banks	$12,134	$10,553
Interest bearing bank balances	1,400	4,483
Federal funds sold	252	846

Investment securities:
Securities available for sale	9,183	8,836
Securities held to maturity	1,000	18,582

Total investment securities	10,183	27,418

Mortgage loans held for sale	39,526	7,474

Loans	487,360	357,535
Less allowance for loan losses	(4,621)	(3,494)

Net loans	482,739	354,041

Bank premises and equipment	10,426	8,257
Restricted equity securities	4,613	3,655
Bank owned life insurance	6,663	6,420
Intangible Assets	1,861	—
Accrued interest receivable and other assets	8,777	4,369

Total assets	$578,574	$427,516

LIABILITIES:
Demand deposits—non-interest bearing	$74,926	$69,311
Demand deposits—interest bearing	18,401	13,751
Money market deposits	129,485	142,518
Savings deposits	5,830	5,686
Time deposits	235,884	111,680

Total deposits	464,526	342,946

FHLB borrowings	54,525	37,025
Trust preferred subordinated debt	10,000	10,000
Accrued interest payable and other liabilities	4,087	1,249

Total liabilities	533,138	391,220

MINORITY INTERESTS IN SUBSIDIARIES	93	33

SHAREHOLDERS’ EQUITY:
Preferred stock, $5 par value, 2,000,000 shares authorized, none issued	—	—
Common stock, $5 par, 20,000,000 shares authorized, issued 5,647,175 shares outstanding at June 30, 2008 and 4,896,687 shares outstanding at June 30, 2007	28,236	24,483
Capital in excess of par value	7,818	5,924
Retained earnings	9,315	5,975
Accumulated other comprehensive income (loss)	(26)	(119)

Total shareholders’ equity	45,343	36,263

Total liabilities and shareholders’ equity	$578,574	$427,516

Consolidated Statements of Income

Monarch Financial Holdings, Inc. and Subsidiaries

Unaudited

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
INTEREST INCOME:
Interest on federal funds sold	$8,384	$6,563	$11,884	$11,649
Interest on other bank accounts	36,890	16,974	54,980	34,291
Dividends on restricted securities	60,957	41,275	120,354	77,597
Interest & dividends on investment securities:
Taxable	106,991	147,336	226,526	308,589
Interest and fees on loans	7,004,641	7,247,317	14,397,201	14,006,529

Total interest income	7,217,863	7,459,465	14,810,945	14,438,655

INTEREST EXPENSE:
Interest on deposits	3,175,612	2,958,507	6,509,301	5,716,132
Interest on trust preferred subordinated debt	109,793	177,611	272,329	351,705
Interest on other borrowings	333,391	275,226	837,392	553,012

Total interest expense	3,618,796	3,411,344	7,619,022	6,620,849

NET INTEREST INCOME	3,599,067	4,048,121	7,191,923	7,817,806
PROVISION FOR LOAN LOSSES	368,930	116,000	764,032	259,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,230,137	3,932,121	6,427,891	7,558,806

NON-INTEREST INCOME:
Service charges on deposit accounts	335,068	296,465	664,122	546,304
Mortgage banking income	4,437,381	598,331	8,762,727	1,058,878
Investment and insurance commissions	409,066	269,805	696,424	515,170
Security gains, net	7,655	—	10,801	—
Other income	379,665	81,668	483,480	167,081

Total non-interest income	5,568,835	1,246,269	10,617,554	2,287,433

NON-INTEREST EXPENSE:
Salaries and employee benefits	4,902,679	2,458,277	9,508,101	4,466,590
Occupancy and equipment	879,940	456,089	1,668,306	883,244
Loan Expense	457,075	153,718	924,584	281,346
Data processing	165,055	152,875	332,430	306,826
Other expenses	902,662	719,898	1,636,632	1,321,979

Total non-interest expense	7,307,411	3,940,857	14,070,053	7,259,985

INCOME BEFORE TAXES AND MINORITY INTERESTS	1,491,561	1,237,533	2,975,392	2,586,254

MINORITY INTEREST IN SUBSIDIARY’S INCOME	(117,934)	(38,575)	(165,364)	(53,424)

NET INCOME BEFORE TAXES	1,373,627	1,198,958	2,810,028	2,532,830
Income tax provision	446,600	411,763	914,800	819,247

NET INCOME	$927,027	$787,195	$1,895,228	$1,713,583

NET INCOME PER COMMON SHARE:
Basic	$0.19	$0.16	$0.39	$0.35
Diluted	$0.18	$0.15	$0.38	$0.33

Financial Highlights

Monarch Financial Holdings, Inc. and Subsidiaries

(Unaudited)

(Dollars in thousands, except per share data)	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
EARNINGS
Interest income	$7,218	$7,460	(3.2)%	$14,811	$14,439	2.6%
Interest expense	3,619	3,411	6.1	7,619	6,621	15.1
Net interest income	3,599	4,049	(11.1)	7,192	7,818	(8.0)
Provision for loan losses	369	116	218.1	764	259	195.0
Noninterest income	5,569	1,246	347.0	10,617	2,287	364.2
Noninterest expense	7,307	3,941	85.4	14,070	7,260	93.8
Pre-tax net income	1,492	1,238	20.5	2,975	2,586	15.0
Minority interest in net income	118	39	202.6	165	53	211.3
Income taxes	447	412	8.5	915	819	11.7
Net income	927	787	17.8	1,895	1,714	10.6

PER COMMON SHARE
Earnings per share - basic	$0.19	$0.16	18.8%	$0.39	$0.35	11.4%
Earnings per share - diluted	0.18	0.15	20.0	0.38	0.33	15.2
Book value				8.03	7.41	8.4
Closing market price (adjusted)				10.19	13.29	(23.3)

FINANCIAL RATIOS
Return on average assets	0.68%	0.81%	(16.0)%	0.72%	0.93%	(22.6)%
Return on average shareholders’ equity	9.73	8.74	11.3	10.10	9.75	3.6
Average equity to average assets	6.94	9.24	(24.9)	7.15	9.55	(25.1)
Net interest margin (FTE)	2.96	4.46	(33.6)	3.08	4.44	(30.6)
Non-interest revenue/Total revenue	43.6	14.3	204.9	41.8	13.7	205.1
Efficiency - Consolidated	79.2	74.4	6.5	78.5	71.8	9.3
Efficiency - Bank only	80.0	76.5	4.6	82.0	73.9	11.0

PERIOD END BALANCES
Investment securities				$10,183	$27,418	(62.9)%
Total loans				487,360	357,535	36.3
Interest-earning assets				510,470	400,357	27.5
Assets				578,574	427,516	35.3
Total deposits				464,526	342,946	35.5
Other borrowings				64,525	47,025	37.2
Shareholders’ equity				45,343	36,263	25.0

AVERAGE BALANCES
Total loans	$472,165	$347,881	35.7%	$454,620	$338,342	34.4%
Interest-earning assets	501,402	372,864	34.5	481,510	363,821	32.3
Assets	551,839	390,785	41.2	527,877	371,099	42.2
Total deposits	460,918	322,467	42.9	431,966	313,156	37.9
Other borrowings	50,375	30,051	67.6	55,592	30,403	82.9
Shareholders’ equity	38,315	36,115	6.1	37,719	35,445	6.4

ALLOWANCE FOR LOAN LOSSES
Beginning balance	$4,325	$3,378	28.0%	$3,976	$3,235	22.9%
Provision for loan losses	369	116	218.1	764	259	195.0
Charge-offs	99	—	100.0	156	—	100.0
Recoveries	26	—	100.0	37	—	100.0
Ending balance	4,621	3,494	32.3	4,621	3,494	32.3

ASSET QUALITY RATIOS
Nonperforming assets to total assets				0.11%	0.00%	11.0	bp
Allowance for loan losses to total loans				0.95	0.98	(0.03)%
Allowance for loan losses to nonperforming loans				717.55	0.00	100.00
Charge-off loans to average loans				0.03	0.00	100.00

COMPOSITION OF RISK ASSETS
Nonperforming loans:
90 days past due				$—	$0	100.0%
Nonaccrual				139	0	100.0
OREO				505	0	100.0

Nonperforming assets				644	0	100.00%

bp - Change is measured as difference in basis points.